

2022 ANNUAL REPORT

2022 President's Letter to Shareholders

Dear Fellow Shareholders,

Last year was an unprecedented period for the nitrogen chemical industry. Fertilizer prices reached historic highs and remained well above multi-year averages throughout 2022. The pricing strength was driven in large part by high natural gas costs in Europe that prompted the intermittent shutdown of numerous European nitrogen production facilities. These shutdowns constrained nitrogen fertilizer supplies in the face of heavy global demand driving selling prices to very favorable levels for producers. In order to capitalize on this opportunity, it was important for our manufacturing operations to run our plants full out and for our commercial team to put us in a "sold out" position, selling every ton of product we made into the markets where we could maximize our profit margins and cash flow. I'm pleased to say we were especially successful in this regard, generating record financial results for the year while also significantly strengthening our balance sheet. Moreover, we achieved these accomplishments while safely and efficiently planning and executing major Turnarounds, at our El Dorado and Pryor facilities. I'm proud of our entire Team for the great work they did in capitalizing on the unique market opportunity we had in 2022.

A company's success isn't only measured in profits, however. It is also measured by how we care for our people, the communities where we operate and our environment as a whole. Our world faces many challenges and at LSB Industries, we do our best to make a positive impact whenever we can. For instance, last year we donated $50,000 to UNICEF to aid children suffering from the war in Ukraine. More locally, our Oklahoma City headquarters office acted as a "Pacesetter" company in the United Way of Central Oklahoma's annual fundraising campaign for which our team raised over $60,000. We also implemented a variety of environmental initiatives across our manufacturing footprint to address the urgent and growing need for American industry to take meaningful action towards cleaning up our water and air. Not the least of these is our industry-leading push to reduce our greenhouse gas emissions through two significant projects we announced and kicked-off in 2022. More on that later in this letter.

Looking forward to 2023, we are very excited about the opportunities ahead of us. Our strengthened balance sheet affords us the ability to pursue many of our strategies on both the commercial and sustainability fronts. As of the writing of this letter, the pricing environment for our products has moderated over the past several months. In our view, this is a good thing. Selling prices still remain above historical averages which, coupled with low natural gas feedstock prices, should enable us to have another year of healthy profitability and cash flow. At the same time, with nitrogen prices at more affordable levels, farmers will have the opportunity to purchase and apply substantial volumes of fertilizers in order take advantage of the currently attractive grain prices. This will not only benefit farmer profitability, but will also help increase global food supplies which are in much needed demand.

2022 Results

Financial Performance Overview

We delivered record results in 2022. Our net sales were $902 million with adjusted EBITDA[1] of $415 million, compared to $556 million and $191 million in 2021, or 62% and 117% increases, respectively. Additionally, we generated adjusted earnings per share of $3.09 in 2022 compared to $0.85 in 2021 representing a 264% increase. Our strong performance reflects the favorable selling prices across all our products coupled with our ability to operate our facilities reliably and sell all of our production at attractive margins thanks to our strategic commercial efforts.



Adjusted EBITDA[1]

This is a non-GAAP measure; refer to the Adjusted EBITDA reconciliation page in the appendix of this letter

2022 Highlights Include:

Increased Product Sales

Our product sales increased significantly compared to the prior year, due largely to strong year-over-year increases in the selling prices of all our products. This, despite turnarounds at our El Dorado and Pryor facilities, compared to 2021 when we had only one turnaround at our Cherokee plant. In 2023, we have no turnarounds scheduled.



Sources: USDA, Federal Reserve Economic Data

On the agricultural products side of our business, corn prices, a key driver of demand for nitrogen fertilizers, were above 10-year averages throughout 2022 and remain at these levels. The stock-to-use ratio for corn in the U.S. is below 10%, the lowest level in a decade. The tight corn supplies are exacerbated by drought conditions in key growing regions in the Western U.S. The USDA estimates corn acreage planted in 2022 to be approximately 89 million acres and are now estimating that corn acres planted in 2023 will increase to approximately 92 million acres given the favorable market dynamics for corn; specifically, strong demand, high prices and recent declines in growing costs.

Our industrial business contributed meaningfully to our financial performance in 2022 despite global recessionary concerns. While demand in some international markets softened, domestic end-use markets remained healthy and volumes for our key industrial products such as nitric acid were strong. Demand for our mining products is robust reflecting global energy needs as well as strong pricing for metals, particularly copper given the rapid growth in electric vehicle manufacturing. Our industrial and mining businesses tend to be cost-plus and contract-based, giving us good visibility into our sales for upcoming quarters and insulating us from input cost inflation and slowdowns in economic activity.

Balance Sheet Provides Financial Flexibility

The significant cash flow we generated over the course of 2022 translated into a material improvement in our balance sheet. Total liquidity reached nearly $460 million as of December 31, 2022, a greater than threefold increase from the end of 2021. We achieved this improvement while also making sizeable investments in the safety and reliability of our facilities and completing $175 million of accretive share repurchases.

Looking Ahead

We are very excited about the opportunities ahead of us for 2023. While moderating from 2022 peak levels, selling prices for our products remain above historical averages, and we expect another year of strong profitability and cash flow. We are well positioned to pursue a variety of initiatives that we expect will improve our profit margins, increase our production volumes and enable us to become a meaningful player in the emerging low and no carbon ammonia markets.



Advancing our safety and environmental initiatives
Investing capital to promote safe, reliable operations and expand production volume
Achieving a Culture of Excellence
Capacity expansion through debottlenecking of existing plants
Evaluate new capacity expansion
Other margin enhancement opportunities
Pursue Organic Growth
Blue Ammonia project to sequester CO_2
Green Ammonia project to produce ammonia using zero CO_2 feedstock and energy
Other Opportunities
Advancing Low CO_2 & Clean Energy Strategy
Geographic expansion
Extend existing product line
Leverage existing ammonia capacity
Pursue Accretive Acquisitions

Achieving a Culture of Excellence

What does a Culture of Excellence mean to us? It means that above all things, we are constantly striving to ensure the health and safety of our employees. Each year for the past several years we have increased the rigor of our safety programs and related investments, and 2023 will be no different. In 2022, the Baytown facility we operate for a large chemical partner achieved its seventh consecutive year without an OSHA recordable injury. Baytown is the benchmark and blueprint for the rest of our facilities and we will be working to duplicate their success across our entire organization.

Our plant reliability initiatives remain a top priority as we work toward achieving a 95% on-stream rate goal across all of our facilities. In 2023 we will continue advancing multiple initiatives that are focused on operational excellence as we support the new leadership at our facilities through continued personnel enhancements, ongoing improvements to our operating and maintenance procedures, and further deployment of technology to improve our plant monitoring and performance capabilities. Importantly, with turnarounds completed at our Cherokee facility in 2021 and at our El Dorado and Pryor facilities in 2022, we have no turnarounds scheduled in 2023. This means that we can not only run our facilities without planned disruptions throughout the year but can also focus our capital investments on making incremental productivity improvements.

Organic Growth

We are preparing to commence multiple margin enhancement projects that we believe can improve the profitability of our facilities over the next few years. These include projects to expand our storage capacity for various products and either improve the efficiency of existing product loading and distribution capabilities or add new product loading and distribution capabilities to our sites.

Expanding our production capacity must be a continuous focus. To that end, over the longer term, we believe we can increase the production capacity of our plants through various debottlenecking initiatives. We are evaluating multiple potential debottlenecking projects at our facilities that could significantly increase our production and sales volumes and our profitability. The increase in nitrogen production capacity from these projects would assist in the advancement of the USDA's stated goal of increasing domestic fertilizer production ensuring that farmers have an appropriate supply of fertilizer to meet their increasing demands.

Pursuing Accretive Acquisitions

In addition to expanding volumes and profits from our existing portfolio of facilities, we continuously remain on the lookout for accretive merger and acquisition opportunities. Potential M&A candidates are businesses that have overlap to our existing business and where we would expect to be able to realize operating synergies. Importantly, our M&A criteria are very stringent as we would only pursue a transaction with an attractive valuation based on a normalized, not peak, pricing environment, that would meet our return targets. We have no intention of increasing our sales base without increasing our overall profitability.

ESG - Advancing Low Carbon Ammonia and Clean Energy

In 2022 we took major steps in becoming a contributor in the global effort to reduce carbon emissions. First, we announced a project at our El Dorado facility to produce low carbon, or "blue" ammonia with our partner, Lapis Energy ("Lapis"), which involves capturing and permanently sequestering underground the CO_2 produced in the course of making the ammonia. Next, we announced a zero carbon, or "green" ammonia project at our Pryor facility, that entails extracting hydrogen from water. The process uses electrolyzers to create a hydrogen feedstock for the ammonia production process and that process requires no hydrocarbons and, as a result, emits no CO_2. These two projects represent compelling opportunities for us to be a leader in the decarbonization of our industry. Not only do our blue and green ammonia projects have the potential to result in a substantial reduction to our carbon footprint, but additionally, we believe that both projects have very favorable economic profiles.

With respect to our blue ammonia project at El Dorado, the increase of the 45Q credit to $85/ton of CO_2 captured and sequestered has made the economics of this project very attractive. We completed Phase 1 of the project, which consisted of deeper geological studies, well and plume formation modelling, and assessing conditions of depleted wells nearby and the findings were as we and Lapis expected – our facility sits on an ideal rock formation for CO_2 sequestration. Then in February of this year, we and Lapis completed and submitted our application with the U.S. Environmental Protection Agency to obtain a Class VI permit that would allow us to sequester CO_2 underground. This permit application represents a critical step on our path towards commencing blue ammonia production and we look forward to working with the EPA to receive their approval to move forward with our efforts to reduce greenhouse gas emissions. At the same time, Lapis has the engineering design in progress and they are finalizing the award of an EPC contract. We continue to target early 2025 to commence the capturing and sequestering of CO_2, assuming a reasonable approval timeline of our permit application. Our analysis indicates that once in operation, this project should reduce our company's scope 1 carbon emissions by approximately 25%. We believe that in order to meet targeted global carbon emissions reductions, zero carbon ammonia will be required versus lower carbon ammonia. As such, in order to be an early entrant into that market and help establish the market in the U.S., we have been working on a zero carbon, or green, ammonia project at our Pryor facility. We believe that this project will qualify for federal incentives for green hydrogen production that were rolled out as part of the Inflation Reduction Act which provides for up to $3.00 per kilogram of green hydrogen produced. The project as currently contemplated would entail the installation of electrolyzers which will be powered using renewable energy to produce approximately 30,000 tons of zero-carbon ammonia to sell to our customers. We completed extensive work on our feasibility study and expect to announce our plans for this project by the end of the second quarter of this year. To the extent we proceed as anticipated, we expect to be producing green ammonia in the second half of 2024.

In Conclusion

We made significant progress in the transformation of our company in 2022, capitalizing on the favorable pricing environment to generate strong financial results and significantly enhance our balance sheet. As we progress into 2023 we believe we are well positioned to continue improving the safety and reliability of our facilities and advance other organic initiatives to expand our profitability. At the same time, we expect to pursue investments that can substantially increase our production capacity and propel us into a leadership position in the production of low and no carbon ammonia. Collectively, we believe these initiatives can translate into increased value for our shareholders, while having a positive impact on our environment, the lives of our employees and the communities in which we operate.

Mark Behrman

President & Chief Executive Officer,
March 2023

Forward-Looking Statements

Statements in this letter that are not historical are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance including the effects of the COVID-19 pandemic and anticipated performance based on our growth and other strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or actual achievements to differ materially from the results, level of activity, performance or anticipated achievements expressed or implied by the forward-looking statements. Significant risks and uncertainties may relate to, but are not limited to, business and market disruptions related to the COVID-19 pandemic, market conditions and price volatility for our products and feedstocks, as well as global and regional economic downturns, including as a result of the COVID-19 pandemic, that adversely affect the demand for our end-use products; disruptions in production at our manufacturing facilities; and other financial, economic, competitive, environmental, political, legal and regulatory factors. These and other risk factors are discussed in the Company's filings with the Securities and Exchange Commission (SEC).

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can management assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Unless otherwise required by applicable laws, we undertake no obligation to update or revise any forward-looking statements, whether because of new information or future developments.


LSB Industries, Inc.
Non-GAAP Reconciliations


This letter includes certain "non-GAAP financial measures" under the rules of the Securities and Exchange Commission, including Regulation G. These non-GAAP measures are calculated using GAAP amounts in our consolidated financial statements.

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as net income (loss) plus interest expense, less gain on extinguishment of debt, plus depreciation and amortization (D&A) (which includes D&A of property, plant and equipment and amortization of intangible and other assets), plus provision (benefit) for income taxes. Adjusted EBITDA is reported to show the impact of non-cash stock-based compensation, one time/non-cash or non-operating items-such as, one-time income or fees, loss (gain) on sale of a business and/or other property and equipment, certain fair market value (FMV) adjustments, and consulting costs associated with reliability and purchasing initiatives (Initiatives). We historically have performed turnaround activities on an annual basis; however, we have moved towards extending turnarounds to a two or three-year cycle. Rather than being capitalized and amortized over the period of benefit, our accounting policy is to recognize the costs as incurred. Given these turnarounds are essentially investments that provide benefits over multiple years, they are not reflective of our operating performance in a given year.

We believe that certain investors consider EBITDA a useful means of measuring our ability to meet our debt service obligations and evaluating our financial performance. In addition, we believe that certain investors consider adjusted EBITDA as more meaningful to further assess our performance. We believe that the inclusion of supplementary adjustments to EBITDA is appropriate to provide additional information to investors about certain items.

EBITDA and adjusted EBITDA have limitations and should not be considered in isolation or as a substitute for net income, operating income, cash flow from operations or other consolidated income or cash flow data prepared in accordance with GAAP. Because not all companies use identical calculations, this presentation of EBITDA and adjusted EBITDA may not be comparable to a similarly titled measure of other companies. The following table provides a reconciliation of net income (loss) to EBITDA and adjusted EBITDA for the periods indicated. Adjusted EBITDA margin is calculated by taking adjusted EBITDA divided by Net Sales.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per share have been adjusted for the impact of the closing of the Exchange Transaction on September 27, 2021 as well as the one time/non-cash or non-operating items referred to in the above section relating to Adjusted EBITDA.

LSB Industries, Inc.

Non-GAAP Reconciliations (continued)

LSB Consolidated ($ In Millions)	Twelve Months Ended			
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Net income (loss)	**$230**	**$ 44**	**($ 62)**	**($ 63)**
Plus:				
Interest expense net	42	49	51	46
Net loss on extinguishment of debt	—	10	—	—
Depreciation and amortization	68	70	71	70
Provision (benefit) for income taxes	39	(5)	(5)	(21)
EBITDA	**$379**	**$168**	**$ 55**	**$ 32**
Stock-based compensation	4	6	2	2
Change of Control	—	3	—	—
Noncash loss (gain) on natural gas contracts	—	(1)	1	—
Severance costs	—	—	—	1
Legal fees (Leidos)	1	2	5	10
Loss on disposal of assets and other	2	1	1	11
Fair market value adjustment on preferred stock embedded derivatives	—	2	—	(1)
Consulting costs associated with reliability and purchasing initiatives	—	—	1	1
Turnaround costs	29	10	—	13
Adjusted EBITDA	**$415**	**$191**	**$ 65**	**$ 69**

LSB Industries, Inc.
Non-GAAP Reconciliations (continued)
(in thousands, except per share amounts)

	Twelve Months Ended December 31,	
	2022	2021
Numerator:		
Net income (loss) attributable to common stockholders	**$230,347**	**$(220,002)**
Adjustments for Exchange Transaction:		
Dividend requirements on Series E Redeemable Preferred	—	29,914
Deemed dividend on Series E and Series F Redeemable Preferred	—	231,812
Accretion of Series E Redeemable Preferred	—	1,523
Adjusted net income attributable to common stockholders, excluding Exchange Transaction	**230,347**	**43,247**
Other Adjustments:		
Stock-based compensation	4,025	5,516
Change of control	—	3,223
Noncash gain on natural gas contracts	—	(1,205)
Legal fees (Leidos)	1,114	1,894
Loss on disposal of assets	1,219	823
FMV adjustment on preferred stock embedded derivative	—	2,258
Turnaround costs	29,235	9,953
Net loss on extinguishment of debt	113	10,259
Adjusted net income attributable to common stockholders, excluding Exchange Transaction and other adjustments	**$266,053**	**$ 75,968**
Denominator:		
Adjusted weighted-average shares for basic net income per share and for adjusted net income per share, excluding Exchange Transaction [1]	**84,753**	**49,963**
Adjustment:		
Unweighted shares, including unvested restricted stock subject to forfeiture	1,250	39,830
Outstanding shares, net of treasury, at period end for adjusted net income per share, excluding Exchange Transaction and other adjustments	**86,003**	**89,793**
Basic net income (loss) per common share	**$ 2.72**	**$ (4.40)**
Adjusted net income per common share, excluding Exchange Transaction	**$ 2.72**	**$ 0.87**
Adjusted net income per common share, excluding Exchange Transaction and other adjustments	**$ 3.09**	**$ 0.85**

(1) Excludes the weighted-average shares of unvested restricted stock that are subject to forfeiture



2022 FORM 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 1-7677

LSB INDUSTRIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**73-1015226**
(State of or other Jurisdiction Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma	**73116**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (405) 235-4546

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.10	**LXU**	**New York Stock Exchange**
Preferred Stock Purchase Rights	**N/A**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒   Yes ☐   No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐   Yes ☒   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒   Yes ☐   No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports submit such files). ☒   Yes ☐   No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes   No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐   Yes ☒   No

The aggregate market value of the Registrant's voting common equity held by non-affiliates of the Registrant, computed by reference to the price at which the voting common stock was last sold as of June 30, 2022, was approximately $426 million. As a result, the Registrant is an accelerated filer as of December 31, 2022. For purposes of this computation, shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and LSB Funding LLC were deemed to be owned by affiliates of the Registrant as of June 30, 2022. Such determination should not be deemed an admission that such executive officers, directors or entity of our common stock are, in fact, affiliates of the Registrant or affiliates as of the date of this Form 10-K.

As of February 17, 2023, the Registrant had 76,129,079 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of stockholders will be filed with the Securities and Exchange Commission within 120 days after the end of its 2022 fiscal year, are incorporated by reference in Part III.

Auditor Firm Id:	00042	Auditor Name:	Ernst & Young LLP	Auditor Location:	Oklahoma City, OK, United States

The information required by Part III, shall be incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A which involves the election of directors that we expect to be filed with the Securities and Exchange Commission not later than 120 days after the end of its 2022 fiscal year covered by this report.

PART I

ITEM 1. BUSINESS

Overview

All references to "LSB Industries," "LSB," "the Company," "we," "us," and "our" refer to LSB Industries, Inc. and its subsidiaries, except where the context makes clear that the reference is only to LSB Industries, Inc. itself and not its subsidiaries. Notes referenced throughout this document refer to consolidated financial statement footnote disclosures that are found in Item 8.

The Company was formed in 1968 as an Oklahoma corporation and became a Delaware corporation in 1977. We manufacture and market chemical products for the agricultural, industrial and mining markets. We own and operate three multi plant facilities in El Dorado, Arkansas (the "El Dorado Facility"), Cherokee, Alabama (the "Cherokee Facility"), and Pryor, Oklahoma (the "Pryor Facility"), and we operate a facility on behalf of Covestro LLC ("Covestro") in Baytown, Texas (the "Baytown Facility"). Our products are sold through distributors and directly to end customers throughout the United States and parts of Mexico, Canada and the Caribbean.

Our Business

Our business manufactures products for three principal markets:

- *Agricultural Markets:* ammonia, fertilizer grade ammonium nitrate ("AN" and "HDAN") and urea ammonia nitrate ("UAN");

- *Industrial Markets:* high purity and commercial grade ammonia, high purity AN, sulfuric acids, concentrated, blended and regular nitric acid, mixed nitrating acids, carbon dioxide, and diesel exhaust fluid ("DEF"); and

- *Mining Markets:* industrial grade AN ("LDAN") and AN solutions.

The products we manufacture at our facilities are primarily derived from natural gas (a raw material feedstock). Our facilities and production processes have been designed to produce products that are marketable at nearly each stage of production. This design has allowed us to develop and deploy a business model optimizing the mix of products to capture the value opportunities in the end markets we serve with a focus on balancing our production.

The chart below highlights representative products and applications in each of our end markets.

End Market	Products	Applications
Agricultural	UAN, HDAN and ammonia	Fertilizer and fertilizer blends for corn and other crops; NPK fertilizer blends
Industrial	Nitric acid, ammonia, sulfuric acid, and DEF, ammonium nitrate and CO^2	Semi-conductor and polyurethane intermediates, ordnance; Pulp and paper, alum, water treatment, metals and vanadium processing; Power plant emissions abatement, water treatment, refrigerants, metals processing; Exhaust stream additive, horticulture / greenhouse applications; refrigeration
Mining	LDAN, AN solution and HDAN	Ammonium nitrate fuel oil (ANFO) and specialty emulsions for mining applications, surface mining, quarries, and construction

The following table summarizes net sales information relating to our products:

	2022	2021
Percentage of consolidated net sales:		
AN & Nitric Acid	35%	41%
Urea ammonium nitrate (UAN)	27%	22%
Ammonia	31%	28%
Other	7%	9%
	100%	100%

For information regarding our net sales, operating results and total assets for the past three fiscal years, see the Consolidated Financial Statements included in this report.

Our Strategy

We pursue a strategy of balancing the sale of product as fertilizer into the agriculture markets at spot prices or short duration pre-sales and developing industrial and mining customers that purchase substantial quantities of products, primarily under contractual obligations and/or pricing arrangements that generally provide for the pass through of some raw material and other manufacturing costs. We believe this product and market diversification strategy allows us to have more consistent levels of production compared to some of our competitors and helps reduce the volatility risk inherent in the prices of our raw material feedstock and/or the changes in demand for our products.

The strategy of developing industrial and mining customers helps to moderate the risk inherent in the agricultural markets where spot sales prices of our agricultural products may not have a correlation to the natural gas feedstock costs but rather reflect market conditions for like and competing nitrogen sources. This volatility of sales pricing in our agricultural products may, from time to time, compromise our ability to recover our full cost to produce the product. Additionally, the lack of sufficient non-seasonal agricultural sales volume to operate our manufacturing facilities at optimum levels can preclude us from balancing production and storage capabilities. Looking forward, we remain focused on upgrading margins by maximizing downstream production. Our strategy calls for further development of industrial customers who assume the volatility risk associated with the raw material costs and mitigate the effects of seasonality in the agricultural sector.

Our strategy also includes evaluating and pursuing acquisitions of strategic assets or companies, mergers with other companies and investment in additional production capacity where we believe those acquisitions, mergers or expansion of production capacity will enhance the value of the Company and provide appropriate returns.

Key Operating Initiatives for 2023

As discussed in more detail under "Key Operating Initiatives for 2023" of "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") contained in Item 7 of this report, we believe our future results of operations and financial condition will depend significantly on our ability to successfully implement the following key initiatives:

- *Investing to improve Environmental, Health & Safety and Reliability at our Facilities while Supplying our Customers with Products of the Highest Quality.*
- *Continue Broadening the Distribution and Optimization of our Product Mix.*
- *Development and Implementation of a Strategy to Capitalize on Low Carbon Ammonia and Clean Energy Opportunities.*
- *Evaluate and Pursue Organic Capacity Expansion.*
- *Pursue Acquisitions of Strategic Assets or Companies.*

As for our liquidity, we had approximately $458.5 million of combined cash, short-term investments and borrowing capacity at the end of 2022, which we believe provides us with ample liquidity to fund our operations and meet our current obligations. Also see discussions under "Liquidity and Capital Resources" of our MD&A.

Our Competitive Strengths

Strategically Located Chemical Assets and Long-Standing Customer Relationships

Our business benefits from highly advantageous locations with logistical and distribution benefits. We have access to the Nustar ammonia pipeline from the U.S. Gulf at our El Dorado Facility, which provides low-cost transportation to distribution points. The El Dorado Facility also has rail access providing favorable freight logistics to our industrial and agricultural customers and cost advantaged when selling a number of our products West of the Mississippi River. Our Cherokee Facility is located east of the Mississippi River, allowing it to reach customers that are not freight logical for others. Our Cherokee Facility sits adjacent to the Tennessee River, providing barge receipt and shipping access, in addition to truck and rail delivery access. Our Pryor Facility is located in the heart of the Southern Plains with close proximity to the Port of Catoosa along with strategic rail and truck delivery access.

Advantaged Raw Material Cost Position

We produce ammonia at our El Dorado, Cherokee and Pryor Facilities, which allows us to take advantage of the spread between producing and purchasing ammonia at those facilities.

Diversified Sources of Revenue

Our business serves a broad range of end markets, which we believe diminishes the cyclicality of our financial performance. Our business serves the agricultural, industrial and mining markets. The flexible nature of our production process and storage capability allows us the ability to shift our product mix based on end market demand.

Operation of Multiple Facilities and High Production Capacity

We operate our business through several facilities. Operating multiple facilities diversifies the risk and impact of operational issues that may occur at a single plant, which gives us a strategic advantage over competitors that operate their company through a single facility. Additionally, our competitive production capacity of our combined plants allows us to decrease manufacturing costs, helping us to achieve enhanced margins.

Agricultural Market Conditions

As discussed in more detail under "Key Industry Factors" of MD&A, the price at which our agricultural products are ultimately sold depends on numerous factors, including the supply and demand for nitrogen fertilizers which, in turn, depends upon world grain demand and production levels, the cost and availability of transportation and storage, weather conditions, competitive pricing and the availability of imports. Additionally, expansions or upgrades of competitors' facilities and international and domestic political and economic developments continue to play an important role in the global nitrogen fertilizer industry economics. These factors can affect, in addition to selling prices, the level of inventories in the market which can cause price volatility and affect product margins.

Looking forward to 2023, elevated corn prices remain a significant driver to the strength of fertilizer pricing. U.S. corn stock to use ratios are at their lowest levels in a decade reflecting the impact on global corn supplies from dry conditions in South America, the Western U.S. and parts of Europe. As a result, corn prices remain near 10-year highs suggesting that farmers will likely be incentivized to maximize yield through the coming planting season in order to capitalize on the favorable economics. Subject to supportive weather conditions, this should translate into strong demand and above historic average pricing for nitrogen fertilizers in the coming planting season. Natural gas prices in Europe were a driver of historically high nitrogen prices in 2022. While having declined in recent months, natural gas prices in European markets remain above 10-year averages keeping production costs for European producers substantially higher than those in the U.S. and allowing ammonia prices to remain at attractive levels for U.S. producers.

Agricultural Products

We produce and sell UAN, HDAN and ammonia, all of which are nitrogen-based fertilizers. We sell these agricultural products to farmers, ranchers, fertilizer dealers and distributors primarily in the ranch land and grain production markets in the U.S. Our nitrogen-based fertilizers are used to grow food crops, biofuel feedstock crops, pasture land for grazing livestock and forage production. We maintain long-term relationships with wholesale agricultural distributors and retailers and also sell directly to agricultural end-users through our network of wholesale and retail distribution centers.

The price at which our agricultural products are ultimately sold depends on numerous factors, including the supply and demand for nitrogen fertilizers which, in turn, depends upon world grain demand and production levels, the cost and availability of transportation and storage, weather conditions, competitive pricing and the availability of imports. Additionally, expansions or upgrades of competitors' facilities combined with international and domestic political and economic developments continue to play an important role in the global nitrogen fertilizer industry economics. These factors can affect, in addition to selling prices, the level of inventories in the market which can cause price volatility and affect product margins.

We develop our market position in these areas by emphasizing high quality products, customer service and technical advice.

We sell most of our agricultural products at the current spot market price in effect at the time of shipment, although we periodically enter into forward sales commitments for some of these products.

Industrial and Mining Market Conditions

As discussed in more detail under "Key Industry Factors" of MD&A, in our industrial markets, our sales volumes are typically driven by changes in general economic conditions, energy prices, metals market prices and our contractual arrangements with certain large customers. In our mining markets, our sales volumes are typically driven by changes in the overall North American consumption levels of mining products that can be impacted by weather. Additionally, changes in natural gas prices and demand in renewable power sources, such as wind and solar in the electrical generation sector, will impact demand for our mining products and impact competition within the other sectors of this market.

Looking forward to 2023, demand from industrial markets remains generally stable with domestic end-use markets continuing to be stronger than those in Europe and Asia. Inflation and other economic pressures are impacting some parts of the chemical manufacturing industry while mining activity remains strong. While economic concerns persist for 2023, we believe that we have a meaningful degree of downside protection from the potential impacts of a recession given the nature of our contracts and our ability to shift our production mix to products where demand and pricing are strongest.

Industrial and Mining Products

We manufacture and sell industrial acids and other chemical products primarily to the polyurethane intermediates, paper, fibers, emission control, and electronics industries. In addition, we produce and sell blended and regular nitric acid and industrial and high purity ammonia for many specialty applications, including the reduction of air emissions from power plants.

Sales of our industrial and mining products are generally made to customers pursuant to sales contracts or pricing arrangements on terms that include the cost of the primary raw materials as a pass-through component in the sales price. These contractual sales stabilize the effect of commodity cost changes and fluctuations in demand for these products due to the cyclicality of the end markets.

We operate the Baytown Facility on behalf of Covestro and we believe it is one of the largest and most technologically advanced nitric acid manufacturing units in the U.S. We operate and maintain this facility pursuant to a long-term operating contract. The term of this agreement runs until October 2029 with options for renewal.

Our industrial products sales volumes are dependent upon general economic conditions primarily in the housing, automotive, and paper industries. Our sale prices generally vary with the market price of ammonia, sulfur or natural gas, as applicable, in our pricing arrangements with customers.

Our industrial business competes based upon service, price and location of production and distribution sites, product quality and performance and provides inventory management as part of the value-added services offered to certain customers.

We also produce and sell LDAN, HDAN and AN solution to the mining industry, which are primarily used as AN fuel oil and specialty emulsions for usage in the quarry and the construction industries, for metals mining, and to a lesser extent, for coal mining. We have signed long-term contracts with certain customers that provide for the annual sale of LDAN, which a portion include various natural-gas-based pricing arrangements. One of our customers has a plant located at our El Dorado Facility.

Raw Materials

The products we manufacture at our facilities are primarily derived from natural gas. This raw material feedstock is a commodity and subject to price fluctuations. Natural gas is the primary raw material for producing ammonia, UAN, nitric acid and acid blends and other products at our El Dorado, Cherokee and Pryor Facilities. For 2022, we purchased approximately 27.8 million MMBtus of natural gas.

The chemical facilities' natural gas feedstock requirements are generally purchased at spot market price. Periodically, we enter into volume purchase commitments and/or forward contracts to lock in the cost of certain of the expected natural gas requirements primarily to match quantities needed to produce product that has been sold forward. At December 31, 2022, we had natural gas contracts of approximately 8.1 million MMBtus, at an average cost of $6.25 per MMBtu. These contracts extend through December 2023.

See further discussion relating to the outlook for our business under "Key Industry Factors."

Competition

We operate in a highly competitive market with many other larger chemical companies, such as Advansix, Inc., Austin Powder Company, CF Industries Holdings, Inc., Chemtrade Logistics L.L.C., Cornerstone Chemical, CVR Partners, Dyno Nobel, a subsidiary of Incitec Pivot Limited, Ecovyst, Inc., Eurochem North America, Fertinal, Helm AG, International Raw Materials, Ltd., Interoceanic Corporation, Koch Industries, Macro-Source L.L.C., Norfalco, N-7 L.L.C., Nutrien, Orica Limited, Southern States Chemical, Trammo Inc., Veolia North America and Yara International (some of whom are our customers), many of whom have greater financial and other resources than we do. We believe that competition within the markets we serve is primarily based upon service, price, location of production and distribution sites, and product quality and performance.

Human Capital Management

As of December 31, 2022, we employed 571 persons, 180 whom are represented by unions under collective bargaining agreements. We have three 3-year union contracts which were successfully ratified in 2022.

Oversight & Management

Our success depends on the capabilities and strength of our workforce. Our People Operations Director is responsible for developing and executing our human capital strategy. This strategy includes the acquisition, development, and retention of talent as well as the enhancement of benefits and employee experience to deliver on our overall strategy. Our Chief Executive Officer ("CEO") regularly updates our Board of Directors ("Board") on the operation and status of these human capital activities including:

- *Training & Development*– We are committed to the continued development of our employees. Quarterly reviews of operations and talent occur across all operational business units and corporate functions. It is the responsibility of the CEO and the executive staff to review talent data on an annual basis and plan development actions to ensure succession and continuous improvement and growth.

- *Engagement* – We believe that we have favorable relations with our employees. Approximately 32% of our employees are represented under collective bargaining agreements. We take proactive measures, such as conducting employee surveys to understand and drive employee engagement. Additionally, we conduct benefit surveys annually in an effort to ensure that any changes to benefits are improvements or add value for employees. Each of our business units conducts roundtable discussions to develop action plans to improve the work environment and culture. We have continued to increase our communication and recognition efforts with employees, which our workforce has recognized favorably.

- *Health and Safety* – Our Health and Safety Management System continues to build to establish a consistent and robust approach to enhance safety and a culture of compliance at each business unit. This system is guided by an executive committee that provides focus and priority to compliance and industry best practices that protect our employees while performing work within our operations. Each business team is responsible for evaluating its unique operations and applying the defined controls to engage employees and manage injury risk. We use leading and lagging metrics, such as near miss tracking, assigning potential risk consequences to events, incident tracking, and releases to monitor our performance and effectiveness across our operations and individual business teams. Events are investigated based on risk using root cause analysis tools and corrective actions are tracked to ensure prevention. In addition, the management system includes periodic third-party audits and internal self-assessment to continuously improve.

Like many other companies, we had experienced challenges resulting from the novel coronavirus of 2019 ("COVID-19") pandemic but due to our focused energy and effort on protecting our employees and their families from potential virus exposure while continuing safe and compliant operations we had no business interruptions or work stoppage in 2022.

Government Laws and Regulations

Our facilities and operations are subject to numerous federal, state and local laws and regulations, including matters regarding environmental, health and safety, many of which provide for certain performance obligations, substantial fines and criminal sanctions for violations. Certain of these laws and regulations impose strict liability as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken.

There can be no assurance that we will not incur material costs or liabilities in complying with such laws or in paying fines or penalties for violation of such laws. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. These laws and regulations (including enforcement policies thereunder) have in the past resulted, and could in the future result, in significant compliance expenses, cleanup costs (for our sites or third-party sites where our wastes were disposed of), penalties or other liabilities relating to the handling, manufacture, use, emission, discharge or disposal of hazardous or toxic materials at or from our facilities or the use or disposal of certain of its chemical products. Historically, our subsidiaries have incurred significant expenditures in order to comply with these laws and regulations and are reasonably expected to do so in the future. We will also be obligated to manage certain discharge water outlets and monitor groundwater contaminants at our chemical facilities should we discontinue the operations of a facility.

Also see discussions concerning our risk factors under Item 1A of this report.

Available Information

We make available free of charge through our Internet website (www.lsbindustries.com) or by calling Investor Relations (405) 510-3550 our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition to the reports filed or furnished with the SEC, we publicly disclose material information from time to time in press releases, at annual meetings of stockholders, in publicly accessible conferences and investor presentations, and through our website. The information included in our website does not constitute part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

1.   Risks Relating to Our Liquidity

We may not be able to generate sufficient cash to service our debt and may be required to take other actions to satisfy the obligations under our debt agreements, which may not be successful.

Our ability to make scheduled payments on our debt obligations depends on our financial condition and operating performance, prevailing economic and competitive conditions, and certain financial, business and other factors, some of which may be beyond our control. We may not be able to maintain a level of cash flows sufficient to pay the principal and interest on our debt, including the $700 million principal amount of our 6.25% Senior Secured Notes due 2028 (the "New Notes").

If cash flows and capital resources are insufficient to fund our debt obligations, we could face substantial liquidity problems and will need to seek additional capital through the issuance of debt, the issuance of equity, asset sales or a combination of the foregoing. If we are unsuccessful, we will need to reduce or delay investments and capital expenditures, or to dispose of other assets or operations, seek additional capital, or restructure or refinance debt. These alternative measures may not be successful, may not be completed on economically attractive terms, or may not be adequate for us to meet our debt obligations when due. Additionally, our debt agreements limit the use of the proceeds from many dispositions of assets or operations. As a result, we may not be permitted to use the proceeds from these dispositions to satisfy our debt obligations. If we cannot make scheduled payments on our debt, we will be in default and the outstanding principal and interest on our debt could be declared to be due and payable, in which case we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations. In such an event, we may not have sufficient assets to repay all of our debt.

Further, if we suffer or appear to suffer from a lack of available liquidity, the evaluation of our creditworthiness by counterparties and rating agencies and the willingness of third parties to do business with us could be materially and adversely affected. In particular, our credit ratings could be lowered, suspended or withdrawn entirely at any time by the rating agencies. Downgrades in our long-term debt ratings generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease and could trigger liquidity demands pursuant to the terms of contracts, leases or other agreements. Any future transactions by us, including the issuance of additional debt, the sale of any operating assets, or any other transaction to manage our liquidity, could result in temporary or permanent downgrades of our credit ratings.

Our substantial indebtedness level could limit our financial and operating activities, and adversely affect our ability to incur additional debt to fund future needs.

We currently have a substantial amount of indebtedness. As a result, this level could, among other things:

- require us to dedicate a substantial portion of our cash flow to the payment of principal and interest, thereby reducing the funds available for operations and future business opportunities;
- make it more difficult for us to satisfy our obligations, including our repurchase obligations;
- limit our ability to borrow additional money if needed for other purposes, including working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes, on satisfactory terms or at all;
- limit our ability to adjust to changing economic, business and competitive conditions;
- place us at a competitive disadvantage with competitors who may have less indebtedness or greater access to financing;
- make us more vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in general economic conditions; and
- make us more susceptible to changes in credit ratings, which could affect our ability to obtain financing in the future and increase the cost of such financing.

Any of the foregoing could adversely affect our liquidity, operating results and financial condition.

Our debt agreements and the Exchange Agreement contain covenants and restrictions that could restrict or limit our financial and business operations. A breach of these covenants or restrictions could result in an event of default under one or more of our debt agreements or contracts at different entities within our capital structure, including as a result of cross acceleration or default provisions.

Our debt agreements and the Exchange Agreement contain various covenants and other restrictions that, among other things, limit flexibility in operating our businesses. A breach of any of these covenants or restrictions could result in a significant portion of our debt becoming due and payable or could result in significant contractual liability. These covenants and other restrictions limit our ability to, among other things:

- incur additional debt or issue preferred shares;
- pay dividends on, repurchase or make distributions in respect of capital stock, make other restricted payments;
- make investments or certain capital expenditures;
- sell or transfer assets;

- create liens on assets to secure debt;
- engage in certain fundamental corporate changes or changes to our business activities;
- make certain material acquisitions;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
- enter into transactions with affiliates;
- designate subsidiaries as unrestricted subsidiaries; and
- repay, repurchase or modify certain subordinated and other material debt.

The Working Capital Revolver Loan also contains certain affirmative covenants and requires the borrowers to comply with a fixed charge coverage ratio (as defined in the Working Capital Revolver Loan) if their excess availability (as defined in the Working Capital Revolver Loan) falls below a certain level.

These covenants and restrictions could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. Additionally, our ability to comply with these covenants may be affected by events beyond our control, including general economic and credit conditions and industry downturns.

In addition, certain failures to make payments when due on, or the acceleration of, significant indebtedness constitutes a default under some of our debt instruments, including the indenture governing the notes. Further, a breach of any of the covenants or restrictions in a debt instrument could result in an event of default under such debt instrument. Upon the occurrence of an event of default under one of these debt instruments, our lenders or noteholders could elect to declare all amounts outstanding under such debt instrument to be immediately due and payable and/or terminate all commitments to extend further credit. Such actions by those lenders or noteholders could cause cross defaults or accelerations under our other debt. If we were unable to repay those amounts, the lenders or noteholders could proceed against any collateral granted to them to secure such debt. In the case of a default under debt that is guaranteed, holders of such debt could also seek to enforce the guarantees. If lenders or noteholders accelerate the repayment of all borrowings, we would likely not have sufficient assets and funds to repay those borrowings. Such occurrence could result in our or our applicable subsidiary going into bankruptcy, liquidation or insolvency.

The age of our chemical manufacturing facilities increases the risk for unplanned downtime, which may be significant.

Our business is comprised of operating units of various ages and levels of automated control. While we have continued to make significant annual capital improvements, potential age or control related issues have occurred in the past and may occur in the future, which could cause damage to the equipment and ancillary facilities. As a result, we have experienced and may continue to experience additional downtime at our chemical facilities in the future.

The equipment required for the manufacture of our products is specialized, and the time for replacement of such equipment can be lengthy, resulting in extended downtime in the affected unit. In addition, the cost for such equipment could be influenced by changes in regulatory policies (including tariffs) of foreign governments, as well as the U.S. laws and policies affecting foreign trade and investment.

Although we use various reliability and inspection programs and maintain a significant inventory of spare equipment, which are intended to mitigate the extent of production losses, unplanned outages may still occur. As a result, these planned and unplanned downtime events at our chemical facilities have in the past and could in the future adversely affect our liquidity, operating results and financial condition.

LSB is a holding company and depends, in large part, on receiving funds from its subsidiaries to fund our indebtedness.

LSB is a holding company with no significant operations or material assets other than the equity interests it holds in its subsidiaries and conducts all of its operations through its subsidiaries. As a result, LSB's ability to meet its obligations depends, in large part, on the operating performance and cash flows of its subsidiaries, which will be affected by general economic, industry, financial, competitive, operating and other factors beyond our control, and the ability of its subsidiaries to make distributions and pay dividends to LSB.

Each of LSB's subsidiaries is a separate and distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as the financial condition and operating requirements of such subsidiaries, may limit LSB's ability to obtain cash from its subsidiaries. Any payment of dividends, distributions, loans or advances to LSB by its subsidiaries could also be subject to taxes or restrictions on dividends or transfers under applicable local law in the jurisdictions in which LSB's subsidiaries operate.

2.   Risks Relating to Our Business

Pandemics or disease outbreaks, such as COVID-19, have and may in the future disrupt our business, which could adversely affect our financial performance.

COVID-19 has evolved into a global pandemic and the full extent of its impact will depend on future developments that are uncertain and cannot be accurately predicted, including new information that may emerge concerning the COVID-19 pandemic and the actions to contain the COVID-19 pandemic or treat its impact. In addition, a significant downturn in global economic growth, or recessionary conditions in major geographic regions as a result of a resurgence of the COVID-19 pandemic or the emergence of a similar pandemic, may lead to reduced demand for a portion or all our products. Legislative, regulatory, judicial or social influences related to the COVID-19 pandemic may affect our financial performance and our ability to conduct our business.

An extended period of remote work arrangements due to the COVID-19 pandemic could also exacerbate cybersecurity risks. Our business depends on the proper functioning and availability of our information technology platform, including communications and data processing systems. We are also required to effect electronic transmissions with third parties including clients, vendors and others with whom we do business, and with our Board. We believe we have implemented appropriate security measures, controls and procedures to safeguard our information technology systems and to prevent unauthorized access to such systems and any data processed or stored in such systems, and we periodically evaluate and test the adequacy of such systems, measures, controls and procedures and perform third-party risk assessments; however, there can be no guarantee that such systems, measures, controls and procedures will be effective, that we will be able to establish secure capabilities with all of third parties, or that third parties will have appropriate controls in place to protect the confidentiality of our information. Security breaches could expose us to a risk of loss or misuse of our information, litigation and potential liability.

Terrorist attacks and other acts of violence or war, such as Russia's occupation of Ukraine, and natural disasters (such as hurricanes, etc.), have negatively affected and could negatively affect U.S. and foreign companies, the financial markets, the industries where we operate, our operations and our profitability.

Terrorist attacks in the U.S and elsewhere, including Russia's occupation of Ukraine, and natural disasters (such as hurricanes or pandemic health crises) have in the past and can in the future negatively affect our operations. We cannot predict further terrorist attacks and natural disasters in the U.S. and elsewhere. These attacks or natural disasters have contributed to economic instability in the U.S. and elsewhere, and further acts of terrorism, violence, war or natural disasters could affect the industries where we operate, our ability to purchase raw materials, our business, results of operations and financial condition. In addition, terrorist attacks and natural disasters may directly affect our physical facilities, especially our chemical facilities, or those of our suppliers or customers and could affect our sales, our production capability and our ability to deliver products to our customers. In the past, hurricanes affecting the Gulf Coast of the U.S. have negatively affected our operations and those of our customers. As previously noted, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects, whether anthropogenic or otherwise, were to occur in areas where we or our clients operate, they could have an adverse effect on our business, financial condition and results of operations.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the production of ethanol. A decrease in ethanol production or an increase in ethanol imports could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the solid level of demand for our nitrogen-based fertilizer products is the production of ethanol in the United States and the use of corn in ethanol production. Ethanol production in the United States is highly dependent upon a myriad of federal statutes and regulations and is made significantly more competitive by various federal and state incentives and mandated usage of renewable fuels pursuant to the federal renewable fuel standards ("RFS"). To date, the RFS has been satisfied primarily with fuel ethanol blended into gasoline. However, a number of factors, including the continuing "food versus fuel" debate and studies showing that expanded ethanol usage may increase the level of greenhouse gases in the environment as well as be unsuitable for small engine use, have resulted in calls to reduce subsidies for ethanol, allow increased ethanol imports and to repeal or waive (in whole or in part) the current RFS, any of which could have an adverse effect on corn-based ethanol production, planted corn acreage and fertilizer demand. Therefore, ethanol incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. Therefore, a decrease in ethanol production or an increase in ethanol imports could have a material adverse effect on our overall business, results of operations, financial condition and liquidity.

We are reliant on a limited number of key facilities.

Our nitrogen production is concentrated in four separate complexes. The suspension of operations at any of these complexes, or significant impacts on any of their operations as a result of a supply chain disruption, could adversely affect our ability to produce our products and fulfill our commitments and could have a material adverse effect on liquidity, financial condition, results of operations and business.

Seasonality can adversely affect our business.

If seasonal demand is less than we expect, we may be left with excess inventory that will have to be stored (in which case our results of operations will be negatively affected by any related increased storage costs) or liquidated (in which case the selling price may be below our production, procurement and storage costs). The risks associated with excess inventory and product shortages are exacerbated by the volatility of natural gas and nitrogen fertilizer prices and the relatively brief periods during which farmers can apply nitrogen fertilizers. If prices for our products rapidly decrease, we may be subject to inventory write-downs, adversely affecting our operating results. If seasonal demand is greater than we expect, we may experience product shortages, and customers of ours may turn to our competitors for products that they would otherwise have purchased from us.

Weather conditions adversely affect our business.

The products (primarily agricultural) produced and sold by us have been in the past, and could be in the future, materially affected by adverse weather conditions (such as excessive rain or drought) in the primary markets for our fertilizer and related agricultural products. In addition, weather can cause an interruption to the operations of our chemical facilities. Many scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. These climate changes might also occur as the result of other phenomena that human activity is unable to influence, including changes in solar activity and volcanic activity. Regardless of the cause, if any of these unusual weather events occur during the primary seasons for sales of our agricultural products (March-June and September-November), this could have a material adverse effect on our agricultural sales and our financial condition and results of operations.

Climate Change may adversely affect our business.

Over the course of the past several years, global climate conditions have become increasingly inconsistent, volatile and unpredictable. Many of the regions in which we do business have experienced excessive moisture, cold, drought and/or heat of an unprecedented nature at various times of the year. In some cases, these conditions have either reduced or obviated the need for our products, particularly in the agriculture space, whether pre-plant, at-plant, post-emergent or at harvest. Due to the unpredictable nature of these conditions, growers and distributors appear to have become increasingly conservative in procurement practices and the accumulation of inventory. Further, the random nature of climactic change has made it increasingly difficult to forecast market demand and, consequently, financial performance, from year-to-year. There is no guarantee that climate change will abate in the near future, and it is possible that such change will continue to hinder our ability to forecast sales performance with accuracy and otherwise adversely affect our financial performance.

Our business and customers are sensitive to adverse economic cycles.

Our business can be affected by cyclical factors such as inflation, currency exchange rates, global energy policy and costs, regulatory policies (including tariffs), global market conditions and economic downturns in specific industries. Certain sales are sensitive to the level of activity in the agricultural, mining, automotive and housing industries. Therefore, substantial changes could adversely affect our operating results, liquidity, financial condition and capital resources.

There is intense competition in the markets we serve.

Substantially all of the markets in which we participate are highly competitive with respect to product quality, price, distribution, service, and reliability. We compete with many companies, domestic and foreign, that have greater financial, marketing and other resources. Competitive factors could require us to reduce prices or increase spending on product development, marketing and sales, which could have a material adverse effect on our business, results of operation and financial condition.

We compete with many U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some competitors have greater total resources and are less dependent on earnings from chemical sales, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. Our competitive position could suffer to the extent we are not able to expand our own resources sufficiently either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. An inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability.

An increase of imported agricultural products could adversely affect our business.

Russia, Ukraine and Trinidad have substantial capacity to produce and export fertilizers. Producers in these countries also benefit from below-market prices for natural gas, due to government regulation and other factors.

In addition, producers in China have substantial capacity to produce and export urea. Depending on various factors, including prevailing prices from other exporters, the price of coal, and the price of China's export tariff, higher volumes of urea from China could be imported into the U.S. at prices that could have an adverse effect on the selling prices of other nitrogen products, including the nitrogen products we manufacture and sell.

The Russian invasion of the Ukraine may expand into a broader international conflict that could adversely affect multiple channels of commerce and markets.

While the occupation of Ukraine has had an effect on commodity prices and fertilizer supply (primarily ammonia and urea from Russia), there is no guarantee that the current conflict will not draw military intervention from other countries or retaliation from Russia, which, in turn, could lead to a much larger conflict. It is possible that supply chain, trade routes and the markets we currently serve could be adversely affected, which, in turn, could materially, adversely affect the our business operations and financial performance.

A substantial portion of our sales is dependent upon a limited number of customers.

For 2022, nine customers accounted for approximately 58% of our consolidated net sales. The loss of, or a material reduction in purchase levels by, one or more of these customers could have a material adverse effect on our business, results of operations, financial condition and liquidity if we are unable to replace a customer with other sales on substantially similar terms.

A change in the volume of products that our customers purchase on a forward basis, or the percentage of our sales volume that is sold to our customers on a forward basis, could increase our exposure to fluctuations in our profit margins and materially adversely affect our business, financial condition, results of operations and cash flows.

We offer our customers from time-to-time, the opportunity to purchase products from us on a forward basis at prices and delivery dates we propose. Under our forward sales programs, customers generally make an initial cash down payment at the time of order and pay the remaining portion of the contract sales under their usual invoice terms when the performance obligation is satisfied. Forward sales improve our liquidity due to the cash payments received from customers in advance of shipment of the product and allow us to improve our production scheduling and planning and the utilization of our manufacturing and distribution assets. Any cash payments received in advance from customers in connection with forward sales are reflected on our consolidated balance sheets as a current liability until the related performance obligations are satisfied, which can take up to several months. We believe the ability to purchase products on a forward basis is most appealing to our customers during periods of generally increasing prices for nitrogen fertilizers. Our customers may be less willing or even unwilling to purchase products on a forward basis during periods of generally decreasing or stable prices or during periods of relatively high fertilizer prices due to the expectation of lower prices in the future or limited capital resources. In periods of rising fertilizer prices, selling our nitrogen fertilizers on a forward basis may result in lower profit margins than if we had not sold fertilizer on a forward basis. Conversely, in periods of declining fertilizer prices, selling our nitrogen fertilizers on a forward basis may result in higher profit margins than if we had not sold fertilizer on a forward basis. In addition, fixing the selling prices of our products, often months in advance of their ultimate delivery to customers, typically causes our reported selling prices and margins to differ from spot market prices and margins available at the time the performance obligation is satisfied.

Domestic and regional inflation trends, increased interest rates and other factors could lead to the erosion of economies and adversely impact us.

Both the U.S. and many other countries are experiencing inflation, which, in turn, is leading to increase costs in multiple industry segments, including agriculture and related industries. The persistence of inflation has led central bankers to increase interest rates within their regions. There is no guarantee that these measures will arrest the inflationary trend. Further, these factors, taken together with reduced productivity and constraints on the labor supply could lead to recessionary periods in the regions in which the Company does business. While we will take measures within our control to manage the effects of inflation, higher interest rates and other factors, ultimately, they are outside of our control. Further, the persistence and/or severity of one or more of them could adversely affect our financial performance and/or operations.

Cost and the lack of availability of raw materials could materially affect our profitability and liquidity.

Our sales and profits are heavily affected by the costs and availability of primary raw materials. These primary raw materials are typically subject to considerable price volatility, and recent global supply chain disruptions and increased inflation in the United States have led to further heightened volatility. Historically, when there have been rapid increases in the cost of these primary raw materials, we have sometimes been unable to timely increase our sales prices to cover all of the higher costs incurred. While we periodically enter into futures/forward contracts to economically hedge against price increases in certain of these raw materials, there can be no assurance that we will effectively manage against price fluctuations in those raw materials.

Natural gas represents the primary raw material feedstock in the production of most of our chemical products. Although we enter into contracts with certain customers that provide for the pass-through of raw material costs, we have a substantial amount of sales that do not provide for the pass-through of raw material costs. Also, the spot sales prices of our agricultural products may not correlate to the cost of natural gas but rather reflect market conditions for similar and competing nitrogen sources. This lack of correlation can compromise our ability to recover our full cost to produce the products in this market. As a result, in the future, we may not be able to pass along to all of our customers the full amount of any increases in raw material costs. Future price fluctuations in our raw materials may have an adverse effect on our business, financial condition, liquidity and results of operations.

Additionally, we depend on certain vendors to deliver natural gas and other key components that are required in the production of our products. Any disruption in the supply of natural gas and other key components could result in lost production or delayed shipments.

The price of natural gas in North America and worldwide has been volatile in recent years and had declined on average due in part to the development of significant natural gas reserves, including shale gas, and the rapid improvement in shale gas extraction techniques, such as hydraulic fracturing and horizontal drilling. However, recent disruptions in the global supply chain and increased inflation in the United States have led to reduced availability and increased prices of natural gas and they may continue to have an impact in the near term in fiscal year 2023. Future production of natural gas from shale formations could be reduced by regulatory changes that restrict drilling or hydraulic fracturing or increase its cost or by reduction in oil exploration and development prompted by lower oil prices and resulting in production of less associated natural gas. Additionally, increased demand for natural gas, particularly in the Gulf Coast Region, due to increased industrial demand and increased natural gas exports could result in increased natural gas prices.

We have suspended in the past, and could suspend in the future, production at our chemical facilities due to, among other things, the high cost or lack of availability of natural gas and other key components, which could adversely affect our competitiveness in the markets we serve. Accordingly, our business, financial condition, liquidity and results of operations could be materially affected in the future by the lack of availability of natural gas and other key components and increase costs relating to the purchase of natural gas and other key components.

Our business is subject to risks involving derivatives and the risk that our hedging activities might not be effective.

We may utilize natural gas derivatives to economically hedge our financial exposure to the price volatility of natural gas, the principal raw material used in the production of nitrogen-based products. We may use futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges to hedge our risk. Our use of derivatives can result in volatility in reported earnings due to the unrealized mark-to-market adjustments that occur from changes in the value of the derivatives that do not qualify for, or to which we do not apply, hedge accounting. To the extent that our derivative positions lose value, we may be required to post collateral with our counterparties, adversely affecting our liquidity. We have also used fixed-price, physical purchase and sales contracts to hedge our exposure to natural gas price volatility. Hedging arrangements are imperfect and unhedged risks will always exist. In addition, our hedging activities may themselves give rise to various risks that could adversely affect us. For example, we are exposed to counterparty credit risk when our derivatives are in a net asset position. The counterparties to our derivatives are multi-national commercial banks, major financial institutions or large energy companies. Our liquidity could be negatively impacted by a counterparty default on settlement of one or more of our derivative financial instruments or by the trigger of any cross-default provisions or credit support requirements. Additionally, the International Swaps and Derivative Association master netting arrangements for most of our derivative instruments contain credit-risk-related contingent features, such as cross-default and/or acceleration provisions and credit support requirements. In the event of certain defaults or a credit ratings downgrade, our counterparty may request early termination and net settlement of certain derivative trades or may require us to collateralize derivatives in a net liability position. At other times we may not utilize derivatives or derivative strategies to hedge certain risks or to reduce the financial exposure of price volatility. As a result, we may not prevent certain material adverse impacts that could have been mitigated through the use of derivative strategies.

Our transportation and distribution activities rely on third-party providers, which subject us to risks and uncertainties beyond our control that may adversely affect our operations.

We rely on railroad, trucking, pipeline and other transportation service providers to transport raw materials to our manufacturing facilities, to coordinate and deliver finished products to our storage and distribution system and our retail centers and to ship finished products to our customers. These transportation operations, equipment and services are subject to various hazards, including adverse operating conditions, extreme weather conditions, system failures, work stoppages, equipment and personnel shortages, delays, accidents such as spills and derailments and other accidents and operating hazards.

In the event of a disruption of existing transportation or terminaling facilities for our products or raw materials, alternative transportation and terminaling facilities may not have sufficient capacity to fully serve all of our customers or facilities. An extended interruption in the delivery of our products to our customers or the supply of natural gas, ammonia or sulfur to our production facilities could adversely affect sales volumes and margins.

These transportation operations, equipment and services are also subject to environmental, safety, and regulatory oversight. Due to concerns related to accidents, terrorism or increasing concerns regarding transportation of potentially hazardous substances, local, provincial, state and federal governments could implement new regulations affecting the transportation of raw materials or our finished products. If transportation of our products is delayed or we are unable to obtain raw materials as a result of any third party's failure to operate properly or the other hazards described above, or if new and more stringent regulatory requirements are implemented affecting transportation operations or equipment, or if there are significant increases in the cost of these services or equipment, our revenues and cost of operations could be adversely affected. In addition, we may experience increases in our transportation costs, or changes in such costs relative to transportation costs incurred by our competitors.

Future technological innovation could affect our business.

Future technological innovation, such as the development of seeds that require less crop nutrients, or developments in the application of crop nutrients, if they occur, could have the potential to adversely affect the demand for our products and results of operations.

Cyber security risks could adversely affect our business.

As we continue to increase our dependence on information technologies to conduct our operations, including as a result of remote work environments due to COVID-19, the risks associated with cyber security also increase. We rely on our enterprise resource planning software ("ERP") and other information systems, among other things, to manage our manufacturing, supply chain, accounting and financial functions. Additionally, third parties on whose systems we place significant reliance for the conduct of our business are also subject to cyber security risks. We are significantly dependent upon internet connectivity and a third-party cloud hosting vendor. We have implemented security procedures and measures in order to protect our information from being vulnerable to theft, loss, damage or interruption from a number of potential sources or events. Although we believe these measures and procedures are appropriate, we may not have the resources or technical sophistication to anticipate, prevent, or recover from rapidly evolving types of cyber-attacks. Compromises to our information systems could have an adverse effect on our business, results of operations, liquidity and financial condition.

We may engage in certain strategic transactions which may adversely affect our financial condition.

An important part of our business strategy is the acquisition of strategic assets or companies. Our management is currently evaluating and pursing certain such opportunities, and from time to time separately provides indications of interest in respect of similar transactions, which may be significant. Any such discussions may or may not result in the consummation of a transaction, and we may not be able to identify or complete any of these potential acquisitions. We cannot predict the effect, if any, that any announcement or consummation of a transaction would have on the price of our securities. While the documents governing our indebtedness include certain restrictions on our ability to finance any acquisitions of new assets, such restrictions contain various exceptions and limitations.

There is no guarantee that any such transactions will be successful or, even if consummated, improve our operating results. We may incur costs, breakage fees or other expenses in connection with any such transactions or may not be able to obtain the necessary financing for such transactions on acceptable terms. Accordingly, any such transactions may ultimately have a material adverse effect on our operating results.

In addition, any future acquisitions could present a number of risks, including:
- the risk of using management time and resources to pursue acquisitions that are not successfully completed;
- the risk of incorrect assumptions regarding the future results of acquired operations or business;
- the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and
- the risk of diversion of management's attention from existing operations or other priorities.

If we are unsuccessful in integrating acquisitions in a timely and cost-effective manner, our financial condition and results of operations could be adversely affected.

3.   Risks Relating to Legal, Regulatory and Compliance Matters

Our operations and the production and handling of our products involve significant risks and hazards.

Our operations are subject to hazards inherent in the manufacture, transportation, storage and distribution of chemical products, including some products that are highly toxic and corrosive. These hazards include, among other things, explosions; fires; severe weather and natural disasters; train derailments, collisions, vessel groundings and other transportation and maritime incidents; leaks and ruptures involving storage tanks, pipelines and rail cars; spills, discharges and releases of toxic or hazardous substances or gases; deliberate sabotage and terrorist incidents; mechanical failures; unscheduled plant downtime; labor difficulties and other risks. Some of these hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage and may result in suspension of operations for an extended period of time and/or the imposition of civil or criminal penalties and liabilities. We periodically experience minor releases of ammonia related to leaks from our equipment. Similar events may occur in the future. As a result, such events could have a material adverse effect on our results of operations and financial condition.

Current and future legislative or regulatory requirements affecting our business may result in increased costs and decreased revenues, cash flows and liquidity or could have other negative effects on our business.

Our business is subject to numerous health, safety, security and environmental laws and regulations. The manufacture and distribution of chemical products are activities that entail health, safety and environmental risks and impose obligations under health, safety and environmental laws and regulations, many of which provide for substantial fines and potential criminal sanctions for violations. Although we believe we have established processes to monitor, review and manage our businesses to comply with the numerous health, safety and environmental laws and regulations, we previously were, and in the future, may be, subject to fines, penalties and sanctions for violations and substantial expenditures for cleanup costs and other liabilities relating to the handling, manufacture, use, emission, discharge or disposal of effluents at or from our chemical facilities. Further, a number of our chemical facilities are dependent on environmental permits to operate, the loss or modification of which could have a material adverse effect on their operations and our results of operation and financial condition. These operating permits are subject to modification, renewal and revocation. In addition, third parties may contest our ability to receive or renew certain permits that we need to operate, which can lengthen the application process or even prevent us from obtaining necessary permits. We regularly monitor and review our operations, procedures and policies for compliance with permits, laws and regulations. Despite these compliance efforts, risk of noncompliance or permit interpretation is inherent in the operation of our business.

There can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of compliance.

Changes to the production equipment at our chemical facilities that are required in order to comply with health, safety and environmental regulations may require substantial capital expenditures.

Explosions and/or losses at other chemical facilities that we do not own (such as the April 2013 explosion in West, Texas) could also result in new or additional legislation or regulatory changes, particularly relating to public health, safety or any of the products manufactured and/or sold by us or the inability on the part of our customers to obtain or maintain insurance as to certain products manufactured and/or sold by us, which could have a negative effect on our revenues, cash flow and liquidity.

In summary, new or changed laws and regulations or the inability of our customers to obtain or maintain insurance in connection with any of our chemical products could have an adverse effect on our operating results, liquidity and financial condition.

We may not have adequate insurance.

While we maintain liability, property and business interruption insurance, including certain coverage for environmental contamination, it is subject to coverage limits and policies that may exclude coverage for some types of damages. Although there may currently be sources from which such coverage may be obtained, the coverage may not continue to be available to us on commercially reasonable terms or the possible types of liabilities that may be incurred by us may not be covered by our insurance. In addition, our insurance carriers may not be able to meet their obligations under the policies, or the dollar amount of the liabilities may exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Furthermore, we are subject to litigation for which we could be obligated to bear legal, settlement and other costs, which may be in excess of any available insurance coverage. If we are required to incur all or a portion of the costs arising out of any litigation or investigation as a result of inadequate insurance proceeds, if any, our business, results of operations, financial condition and liquidity could be materially adversely affected. For further discussion of our litigation, please see "Other Pending, Threatened or Settled Litigation" in Note 8 to the Consolidated Financial Statements included in this report.

We may be required to modify or expand our operating, sales and reporting procedures and to install additional equipment in order to comply with current and possible future government regulations.

The chemical industry in general, and producers and distributors of ammonia and AN specifically, are scrutinized by the government, industry and public on security issues. Under current and proposed regulations, we may be required to incur substantial additional costs relating to security at our chemical facilities and distribution centers, as well as in the transportation of our products. These costs could have a material effect on our results of operations, financial condition, and liquidity. The cost of such regulatory changes, if significant, could lead some of our customers to choose other products over ammonia and AN, which may have a significant adverse effect on our business.

The "Secure Handling of Ammonium Nitrate Act of 2007" was enacted by the U.S. Congress, and subsequently the U.S. Department of Homeland Security ("DHS") published a notice of proposed rulemaking in 2011. This regulation proposes to require sellers, buyers, their agents and transporters of solid AN and certain solid mixtures containing AN to possess a valid registration issued by DHS, keep certain records, report the theft or unexplained loss of regulated materials, and comply with certain other new requirements. We and others affected by this proposal have submitted appropriate comments to DHS regarding the proposed regulation. It is possible that DHS could significantly revise the requirements currently being proposed. Depending on the provisions of the final regulation to be promulgated by DHS and on our ability to pass these costs to our customers, these requirements may have a negative effect on the profitability of our AN business and may result in fewer distributors who are willing to handle the product. DHS has not finalized this rule, and has indicated that its next action, and the timing of such an action, is undetermined.

On August 1, 2013, U.S. President Obama issued an executive order addressing the safety and security of chemical facilities in response to recent incidents involving chemicals such as the explosion at West, Texas. The President directed federal agencies to enhance existing regulations and make recommendations to the U.S. Congress to develop new laws that may affect our business. In January 2016, the U.S. Chemical Safety and Hazard Investigation Board ("CSB") released its final report on the West, Texas incident. The CSB report identifies several federal and state regulations and standards that could be strengthened to reduce the risk of a similar incident occurring in the future. While the CSB does not have authority to directly regulate our business, the findings in this report, and other activities taken in response to the West, Texas incident by federal, state, and local regulators may result in additional regulation of our processes and products.

In January 2017, the U.S. Environmental Protection Agency ("EPA") finalized revisions to its Risk Management Program ("RMP"). The revisions include new requirements for certain facilities to perform hazard analyses, third-party auditing, incident investigations and root cause analyses, emergency response exercises, and to publicly share chemical and process information. Compliance with many of the rule's new requirements became required beginning in 2021. The EPA temporarily delayed the rule's effective date however, the delay was subsequently vacated with an immediate effective date. On December 3, 2018, the EPA published a final rule that incorporates amendments to the RMP under 40 CFR Part 68. However, on November 21, 2019, EPA finalized its Risk Management Program Reconsideration Rule which rescinded third-party auditing, incident investigation and root cause analysis, and the public sharing of specific chemical and process information. The passage of the Reconsideration Rule has reduced the potential negative effect on the profitability of our AN business compared to the January 2017 RMP amendments. The Occupational Safety and Health Administration is likewise considering changes to its Process Safety Management standards. In addition, DHS, the EPA, and the Bureau of Alcohol,

Tobacco, Firearms and Explosives updated a joint chemical advisory on the safe storage, handling, and management of AN. While these actions may result in additional regulatory requirements or changes to our operators, it is difficult to predict at this time how these and any other possible regulations, if and when adopted, will affect our business, operations, liquidity or financial results.

Proposed and existing governmental laws and regulations relating to greenhouse gas and other air emissions may subject certain of our operations and customers to significant new costs and restrictions on their operations and may reduce sales of our products.

Our chemical manufacturing facilities use significant amounts of electricity, natural gas and other raw materials necessary for the production of their chemical products that result, or could result, in certain greenhouse gas emissions into the environment. Federal and state legislatures and administrative agencies, including the EPA, are considering the scope and scale of greenhouse gas or other air emission regulation. Legislation and administrative actions have been considered that would regulate greenhouse gas emissions at some point in the future for our facilities, and existing and possible actions have already affected certain of our customers, leading to closure or rate reductions of certain facilities.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment, the EPA adopted regulations pursuant to the federal Clean Air Act to reduce greenhouse gas emissions from various sources. For example, the EPA requires certain large stationary sources to obtain preconstruction and operating permits for pollutants regulated under the Prevention of Significant Deterioration and Title V programs of the Clean Air Act. Facilities required to obtain preconstruction permits for such pollutants are also required to meet "best available control technology" standards that are being established by the states. These regulatory requirements could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources.

Although greenhouse gas regulation could: increase the price of the electricity and other energy sources purchased by our chemical facilities; increase costs for natural gas and other raw materials (such as ammonia); potentially restrict access to or the use of certain raw materials necessary to produce our chemical products; and require us to incur substantial expenditures to retrofit our chemical facilities to comply with the proposed new laws and regulations regulating greenhouse gas emissions. Federal, state and local governments may also pass laws mandating the use of alternative energy sources, such as wind power and solar energy, which may increase the cost of energy use in certain of our chemical and other manufacturing operations. For instance, the EPA published a rule, known as the Clean Power Plan, to limit greenhouse gases from electric power plants. The EPA is currently reviewing the Clean Power Plan however, it could result in increased electricity costs due to increased requirements for use of alternative energy sources, and a decreased demand for coal-generated electricity.

Laws, regulations or other issues related to climate change could have a material adverse effect on us.

If we, or other companies with which we do business become subject to laws or regulations related to climate change, it could have a material adverse effect on us. The United States may enact new laws, regulations and interpretations relating to climate change, including potential cap-and-trade systems, carbon taxes and other requirements relating to reduction of carbon footprints and/or greenhouse gas emissions. Other countries have enacted climate change laws and regulations, and the United States has been involved in discussions regarding international climate change treaties. The federal government and some of the states and localities in which we operate have enacted certain climate change laws and regulations and/or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effect on us to date, they could result in substantial costs, including compliance costs, monitoring and reporting costs and capital. Furthermore, our reputation could be damaged if we violate climate change laws or regulations. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations, liquidity and financial condition. Lastly, the potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages and changing temperatures. Any of these matters could have a material adverse effect on us.

4. **Risks Relating to Debt**

Despite our current levels of debt, we may still incur more debt ranking senior or equal in right of payment with our existing obligations, including secured debt, which would increase the risks described herein.

The agreements relating to our debt, including the Senior Secured Notes Indenture and the credit agreement governing our Working Capital Revolver Loan, limit but do not prohibit our ability to incur additional debt, including additional secured debt. Notwithstanding the fact that the Senior Secured Notes Indenture and the credit agreement governing our Working Capital Revolver Loan limit our ability to incur additional debt or grant certain liens on our assets, the restrictions on the incurrence of additional indebtedness and liens are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Borrowings under our Working Capital Revolver Loan bear interest at a variable rate, which subjects us to interest rate risk and could cause our debt service obligations to increase.

All of our borrowings under our Working Capital Revolver Loan are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed remained the same. Although we may enter into interest rate swaps to reduce interest rate volatility, we cannot provide assurances that we will be able to do so or that such swaps will be effective.

5.   Risks Relating to Human Capital

Loss of key personnel and other employees could negatively affect our business.

Our performance has been and will continue to be dependent upon the efforts of our principal executive officers. We cannot ensure that our principal executive officers will continue to be available. Although we have employment agreements with certain of our principal executive officers, including Mark T. Behrman and Cheryl A. Maguire, we do not have employment agreements with all of our key personnel. The loss of any of our principal executive officers could have a material adverse effect on us. We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel.

In recent years, as competition for employees in our industry has increased, we may experience higher than anticipated levels of employee attrition. Employee turnover and associated costs of rehiring, the loss of human capital and expertise through attrition and the reduced ability to attract talent could impair our ability to operate our business.

We are subject to collective bargaining agreements with certain employees.

Approximately 32% of our employees are covered by collective bargaining agreements. We may not be able to renew our collective bargaining agreements on terms similar to current terms or renegotiate collective bargaining agreements on terms acceptable to us. The prolonged failure to renew or renegotiate a collective bargaining agreement could result in work stoppages. Additionally, if a collective bargaining agreement is negotiated at higher-than-anticipated cost, absorbing those costs or passing them through to customers in the form of higher prices may make us less competitive.

6.   Risks Relating to Shareholders

Affiliates of Eldridge have significant influence over us, which could limit your ability to influence the outcome of key transactions, including a change of control.

LSB Funding and SBT Investors, each of which is an affiliate of Eldridge, beneficially own, in the aggregate approximately 26% of our outstanding common stock as of December 31, 2022. Additionally, pursuant to the Board Representation and Standstill Agreement, as amended, SBT Investors has certain board member nomination rights based on the size of our Board and its and LSB Fundings' holdings. For as long as the Eldridge-affiliated stockholders continue to beneficially own a substantial percentage of the voting power of our outstanding common stock, Eldridge and its affiliates will continue to have significant influence over us. For example, they will be able to strongly influence the election of all of the members of our board of directors and our business and affairs, including certain determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of additional indebtedness, the issuance of additional shares of common stock or other equity securities, the repurchase or redemption of shares of our common stock and the payment of dividends.

Additionally, Eldridge manages businesses across a range of industries and may acquire and hold interests in businesses that compete directly or indirectly with us. Eldridge may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

We are subject to a variety of factors that could discourage other parties from attempting to acquire us.

Our certificate of incorporation provides for a staggered Board and, except in limited circumstances, a two-thirds vote of outstanding voting shares to approve a merger, consolidation or sale of all, or substantially all, of our assets. In addition, we have entered into severance agreements with our executive officers and some of the executive officers of certain subsidiaries that provide, among other things, that if, within a specified period of time after the occurrence of a change in control of LSB, these officers are terminated, other than for cause, or the officer terminates his employment for good reason, the officer would be entitled to certain severance benefits. Certain of our preferred stock series and debt instruments also provide special rights in a change of control, including in some cases the ability to be repaid in full or redeemed.

We have authorized and unissued (including shares held in treasury) approximately 73.7 million shares of common stock and approximately 5.2 million shares of preferred stock as of December 31, 2022. These unissued shares could be used by our management to make it more difficult, and thereby discourage an attempt to acquire control of us.

The foregoing provisions and agreements may discourage a third-party tender offer, proxy contest, or other attempts to acquire control of us and could have the effect of making it more difficult to remove incumbent management. In addition, Eldridge, through its affiliates, and the Golsen Holders have significant voting power and rights to designate board representatives, all of which may further discourage a third-party tender offer, proxy contest, or other attempts to acquire control of us.

Delaware has adopted an anti-takeover law which, among other things, will delay for three years business combinations with acquirers of 15% or more of the outstanding voting stock of publicly-held companies (such as us), unless:

- prior to such time the Board of the corporation approved the business combination that results in the stockholder becoming an invested stockholder;
- the acquirer owned at least 85% of the outstanding voting stock of such company prior to commencement of the transaction;
- two-thirds of the stockholders, other than the acquirer, vote to approve the business combination after approval thereof by the Board; or
- the stockholders of the corporation amend its articles of incorporation or by-laws electing not to be governed by this provision.

We have not paid cash dividends on our outstanding common stock in many years.

We have not paid cash dividends on our outstanding common stock in many years, and we do not currently anticipate paying cash dividends on our outstanding common stock in the near future. Our Board has not made a decision whether or not to pay dividends on our common stock in 2023. In addition, there are certain limitations contained in our loan agreements that may limit our ability to pay dividends on our outstanding common stock.

Future issuances or potential issuances of our common stock or preferred stock could adversely affect the price of our common stock and our ability to raise funds in new stock offerings and could dilute the percentage ownership or voting power of our common stockholders.

Future sales of substantial amounts of our common stock, preferred stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could dilute the value of common stock held by our existing stockholders. No prediction can be made as to the effect, if any, that future sales of common stock, preferred stock, or equity-related securities, or the availability of shares of common stock for future sale will have on the trading price of our common stock. Such future sales could also significantly reduce the percentage ownership and voting power of our existing common stockholders.

7. **General Risk Factors**

Deterioration of global market and economic conditions could have a material adverse effect on our business, financial condition, results of operations and cash flow.

A slowdown of, or persistent weakness in, economic activity caused by a deterioration of global market and economic conditions could adversely affect our business in the following ways, among others: conditions in the credit markets could impact the ability of our customers and their customers to obtain sufficient credit to support their operations; the failure of our customers to fulfill their purchase obligations could result in increases in bad debts and affect our working capital; and the failure of certain key suppliers could increase our exposure to disruptions in supply or to financial losses. We also may experience declining demand and falling prices for some of our products due to our customers' reluctance to replenish inventories. The overall impact of a global economic downturn or reduced overall global trade on us is difficult to predict, and our business could be materially adversely impacted.

In addition, conditions in the international market for nitrogen fertilizer significantly influence our operating results. The international market for fertilizers is influenced by such factors as the relative value of the U.S. currency and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies (including tariffs) of foreign governments, as well as the U.S. laws and policies affecting foreign trade and investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained within this report may be deemed "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 (as amended, the "Securities Act") and Section 21E of the Securities Exchange Act. All statements in this report other than statements of historical fact are Forward-Looking Statements that are subject to known and unknown risks, uncertainties and other factors which could cause actual results and performance of the Company to differ materially from such statements. The words "believe," "expect," "anticipate," "intend," "plan," "may," "could" and similar expressions identify Forward-Looking Statements. Forward-Looking Statements contained herein include, but are not limited to, the following: our ability to invest in projects that will generate best returns for our stockholders;

- our ability to invest in projects that will generate the best returns for our stockholders

- our future liquidity outlook;

- the outlook our chemical products and related markets;

- the amount, timing and effect on the nitrogen market from the current nitrogen expansion projects;

- the effect from the lack of non-seasonal volume;

- our belief that competition is based upon service, price, location of production and distribution sites, and product quality and performance;

- our outlook for the coal industry;

- the availability of raw materials;

- the result of our product and market diversification strategy;

- changes in domestic fertilizer production;

- the increasing output and capacity of our existing production facilities;

- production volumes at our production facilities;

- our ability to moderate risk inherent in agricultural markets;

- the sources to fund our cash needs and how this cash will be used;

- the ability to enter into the additional borrowings;

- the anticipated cost and timing of our capital projects;

- certain costs covered under warranty provisions;

- our ability to pass to our customers cost increases in the form of higher prices;

- our belief as to whether we have sufficient sources for materials and components;

- annual natural gas requirements;

- compliance by our facilities with the terms of our permits;

- the costs of compliance with environmental laws, health laws, security regulations and transportation regulations;

- our belief as to when Turnarounds will be performed and completed;

- expenses in connection with environmental projects;

- the effect of litigation and other contingencies;

- the increase in interest expense;

- our ability to comply with debt servicing and covenants;

- our ability to meet debt maturities or redemption obligations when due;

- the effects of the ongoing COVID-19 pandemic and related response; and

- our beliefs as to whether we can meet all required covenant tests for the next twelve months.

While we believe, the expectations reflected in such Forward-Looking Statements are reasonable, we can give no assurance such expectations will prove to have been correct. There are a variety of factors which could cause future outcomes to differ materially from those described in this report, including, but not limited to, the following:

- changes in general economic conditions, both domestic and foreign;

- material reductions in revenues;

- material changes in interest rates;

- our ability to collect in a timely manner a material amount of receivables;

- increased competitive pressures;

- adverse effects of increases in prices of raw materials;

- changes in federal, state and local laws and regulations, or in the interpretation of such laws and regulations;

- changes in laws, regulations or other issues related to climate change;

- releases of pollutants into the environment exceeding our permitted limits;

- material increases in equipment, maintenance, operating or labor costs not presently anticipated by us;

- the requirement to use internally generated funds for purposes not presently anticipated;

- the inability to secure additional financing for planned capital expenditures or financing obligations due in the near future;

- our substantial existing indebtedness;

- material changes in the cost of natural gas and certain precious metals;

- limitations due to financial covenants;

- changes in competition;

- the loss of any significant customer;

- increases in cost to maintain internal controls over financial reporting;

- changes in operating strategy or development plans;

- an inability to fund the working capital and expansion of our businesses;

- changes in the production efficiency of our facilities;

- adverse results in our contingencies including pending litigation;

- unplanned downtime at one or more of our chemical facilities;

- changes in production rates at any of our chemical plants;

- an inability to obtain necessary raw materials and purchased components;

- material increases in cost of raw materials;

- material changes in our accounting estimates;

- significant problems within our production equipment;

- fire or natural disasters;

- an inability to obtain or retain our insurance coverage;

- difficulty obtaining necessary permits;

- difficulty obtaining third-party financing;

- risks associated with proxy contests initiated by dissident stockholders;

- changes in fertilizer production;

- reduction in acres planted for crops requiring fertilizer;

- decreases in duties for products we sell resulting in an increase in imported products into the U.S.;

- adverse effects from regulatory policies, including tariffs;

- volatility of natural gas prices;

- price increases resulting from increased inflation;

- weather conditions, including the effects of climate change;

- increases in imported agricultural products;

- global supply chain disruptions;

- other factors described in the MD&A contained in this report; and

- other factors described in "Risk Factors" contained in this report.

Given these uncertainties, all parties are cautioned not to place undue reliance on such Forward-Looking Statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the Forward-Looking Statements contained herein to reflect future events or developments.

Defined Terms

The following is a list of terms used in this report.

ADEQ	-	The Arkansas Department of Environmental Quality.
AN	-	Ammonium nitrate.
Ammonia Plant	-	New ammonia plant at the El Dorado Facility.
ARO	-	Asset retirement obligation.
ASC	-	Accounting Standard Codification.
ASU	-	Accounting Standard Update.
Baytown Facility	-	The nitric acid production facility located in Baytown, Texas.
Board	-	Board of Directors
CAO	-	A consent administrative order.
CARES	-	Coronavirus Aid, Relief, and Economic Security Act.
CEO	-	Chief Executive Officer.
Cherokee Facility	-	Our chemical production facility located in Cherokee, Alabama.
Chevron	-	Chevron Environmental Management Company.
CoC	-	Change of Control
Covestro	-	Covestro L.L.C.
COVID-19	-	The novel coronavirus disease of 2019.
CBS	-	U.S. Chemical Safety and Hazard Investigation Board.
CVR	-	Coffeyville Resources Nitrogen Fertilizers, L.L.C.
D&A	-	Depreciation and amortization.
DEF	-	Diesel Exhaust Fluid.
DHS	-	The U.S. Department of Homeland Security.
EDA	-	El Dorado Ammonia L.L.C.
EDC	-	El Dorado Chemical Company.
EDN	-	El Dorado Nitrogen L.L.C.
EIA	-	U.S. Energy Information Administration
El Dorado Facility	-	Our chemical production facility located in El Dorado, Arkansas.

Environmental and Health Laws	-	Numerous federal, state and local environmental, health and safety laws.
EPA	-	The U.S. Environmental Protection Agency.
ERP	-	Enterprise resource planning software.
EUC	-	Environmental Use Control.
Eldridge	-	Eldridge Industries, L.L.C.
Exchange Agreement	-	A Securities Exchange Agreement between LSB Funding L.L.C. and affiliate of Eldridge Industries, L.L.C. and LSB.
Exchange Transaction	-	The exchange of shares of the Series E and Series F Redeemable Preferred for shares of common stock pursuant to the Exchange Agreement.
FASB	-	Financial Accounting Standards Board.
February Report	-	WASDE report dated February 8, 2023.
Financial Covenant	-	Certain springing financial covenants associated with the working capital revolver loan.
GAAP	-	U.S. Generally Accepted Accounting Principles.
Global	-	Global Industrial, Inc., a subcontractor asserting mechanics liens for work rendered to LSB and EDC.
Golsen Holders	-	Jack E. Golsen, Barry H. Golsen and certain of their related parties, as defined in the Board Representation and Standstill Agreement, as amended.
Hallowell Facility	-	A chemical facility previously owned by two of our subsidiaries located in Kansas.
HDAN	-	High density ammonium nitrate prills used in the agricultural industry.
Indenture	-	The agreement governing the 6.25% Senior Secured Notes.
J. Golsen	-	Jack E. Golsen.
KDHE	-	The Kansas Department of Health and Environment.
Koch Fertilizer	-	Koch Fertilizer L.L.C.
LDAN	-	Low density ammonium nitrate prills used in the mining industry.
Leidos	-	Leidos Constructors L.L.C.
Liquidation Preference	-	The Series E Redeemable Preferred liquidation preference of $1,000 per share plus accrued and unpaid dividends plus the participation rights value.
LSB	-	LSB Industries, Inc.
LSB Funding	-	LSB Funding L.L.C., an affiliate of Eldridge.
Maximum Revolver Amount	-	Advances up to $65 million through the Working Capital Revolver Loan.
MD&A	-	Management's Discussion and Analysis of Financial Condition and Results of Operations found in Item 7 of this report.
New Notes	-	The senior secured notes issued on October 14, 2021 with an interest rate of 6.250%, which mature in October 2028.
NOL	-	Net Operating Loss.
NOL Rights Agreement	-	Section 382 Rights Agreement.
Note	-	A note in the accompanying notes to the consolidated financial statements.
NPDES	-	National Pollutant Discharge Elimination.
NPK	-	Compound fertilizer products which are a solid granular fertilizer product for which the nutrient content is a combination of nitrogen, phosphorus, and potassium.
ODEQ	-	The Oklahoma Department of Environmental Quality.
Old Notes	-	The notes issued on April 28, 2018 with an interest rate of 9.625%, which mature in May 2023.
PAR	-	Permit Appeal Resolution
PBRS	-	Performance-based restricted stock.

PBRSU	-	Performance-based restricted stock unit.
PCC	-	Pryor Chemical Company.
PP&E	-	Plant, property and equipment.
PPP	-	Paycheck Protection Program
Pryor Facility	-	Our chemical production facility located in Pryor, Oklahoma.
Retirement Date	-	Date of retirement of Jack E. Golsen as Executive Chairman of the Board, December 31, 2017.
RFS	-	Federal renewable fuel standards.
RMP	-	Risk Management Program.
RSU	-	Restricted stock unit.
SARs	-	Stock Appreciation Rights.
SBA	-	U.S. Small Business Administration.
SBT Investors	-	SBT Investors LLC, an affiliate of Eldridge.
SEC	-	The U.S. Securities and Exchange Commission.
Secured Financing due 2023	-	A secured financing arrangement between EDC and an affiliate of LSB Funding L.L.C. which matures in June 2023.
Secured Financing Agreement due 2025	-	A secured financing arrangement between EDA and an affiliate of LSB Funding L.L.C. which matures in August 2025.
Secured Loan Agreement due 2025	-	A secured loan agreement between EDC and an affiliate of LSB Funding L.L.C. which matures in March 2025.
Secured Promissory Note due 2021	-	A secured promissory note between EDC and a lender which, matured in March 2021.
Senior Secured Notes	-	Senior secured notes with a stated interest rate of 9.625%, which were redeemed in October 2021.
Series B Preferred	-	The Series B 12% cumulative convertible Class C Preferred stock.
Series D Preferred	-	The Series D 6% cumulative convertible Class C preferred stock.
Series E Redeemable Preferred	-	The 14% Series E Redeemable Preferred stock with participating rights and liquidating distributions based on a certain number of shares of our common stock.
Series F Redeemable Preferred	-	The Series F Redeemable Preferred stock with one share to vote as a single class on all matters with our common stock equal to 456,225 shares of our common stock.
SG&A	-	Selling, general and administrative expense.
Special Dividend	-	A stock split in the form of a common stock dividend declared by our Board.
Special Meeting	-	Meeting of our stockholders held during the third quarter of 2021.
Transition Agreement	-	An agreement between Jack E. Golsen and LSB, dated June 30, 2017.
Turnaround	-	A planned major maintenance activity.
UAN	-	Urea ammonia nitrate.
U.S.	-	United States.
USDA	-	United States Department of Agriculture.
WASDE	-	World Agricultural Supply and Demand Estimates Report.
West Fertilizer	-	West Fertilizer Company.
Working Capital Revolver Loan	-	Our secured revolving credit facility.
2005 Agreement	-	A death benefit agreement with Jack E. Golsen.
2008 Plan	-	The 2008 Incentive Stock Plan.
2016 Plan	-	The 2016 Long Term Incentive Plan.

2021 Crop	-	Corn crop marketing year (September 1 - August 31), which began in 2020 and ended in 2021 and primarily relates to corn planted and harvested in 2020.
2022 Crop	-	Corn crop marketing year (September 1 - August 31), which began in 2021 and ended in 2022 and primarily relates to corn planted and harvested in 2021.
2023 Crop	-	Corn crop marketing year (September 1 - August 31), which began in 2022 and will end in 2023 and primarily relates to corn planted and harvested in 2022.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The following table presents our significant properties for 2022:

Facility	El Dorado Facility	Cherokee Facility	Pryor Facility	Baytown Facility	Chemical Distribution Centers
Location	El Dorado, AR	Cherokee, AL	Pryor, OK	Baytown, TX	(A)
Plant Area (acres)	150	160	47	2	
Site Area (acres)	1,400	1,300	104	(B)	
Site Status	Owned	Owned	Owned	Operating Agreement	(A)
Ammonia Production Capacity (tons)	493,000 (C)	188,000 (D)	246,000 (E)	Not Applicable	

(A) We distribute our agricultural products through 7 wholesale and retail distribution centers, with 6 of the centers located in Texas (5 of which we own and 1 of which we lease); and 1 center located in Missouri (owned).
(B) This facility is located within a chemical production complex owned by Covestro.
(C) The ammonia production capacity is based on optimal 1,350 tons per day of production for the year but excludes 27 Turnaround days during 2022.
(D) The ammonia production capacity is based on 515 tons per day of production for the year. The Cherokee Facility did not perform a Turnaround during 2022.
(E) The ammonia production capacity is based on 675 tons per day of production for the year but excludes 38 Turnaround days during 2022.

For 2022, our facilities produced approximately 732,000 tons of ammonia.

Most of our real property and equipment located at our chemical facilities are being used to secure our long-term debt. All of the properties utilized by our businesses are suitable and adequate to meet the current needs of that business and relate to domestic operations.

ITEM 3. LEGAL PROCEEDINGS

See Legal Matters under Note 8 to the Consolidated Financial Statements included in this report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is trading on the New York Stock Exchange under the symbol "LXU."

Stockholders

As of February 17, 2023, we had approximately 335 record holders of our common stock which was obtained from our transfer agent. This number does not include investors whose ownership is recorded in the name of their brokerage company.

Equity Compensation Plans

Discussions relating to our equity compensation plans under Item 12 of Part III are incorporated by reference to our definitive proxy statement which we intend to file with the SEC on or before March 28, 2023.

Sale of Unregistered Securities

During 2022, we completed the repurchase authorizations by repurchasing approximately 13.2 million shares at an average cost of approximately $13 per share, including fees, including 9.0 million shares that were repurchased at an average cost of approximately $13 per share in connection with public offerings by LSB Funding and SBT Investors, each of which is an affiliate of Eldridge.

The following table summarizes the Company's purchase of its common stock for the year ended December 31, 2022:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Program
May 1 – May 31, 2022	29,213	$ 19.98	29,213	$ 49,416,245
June 1 – June 30, 2022	719,224	$ 17.81	719,224	36,606,634
July 1 – July 31, 2022	125,100	$ 13.59	125,100	34,907,150
August 1 – August 31, 2022	6,590,288	12.57	6,590,288	2,086,186
September 1 – September 30, 2022	139,054	15.31	139,054	—
October 1 - October 31, 2022	—	—	—	75,000,000
November 1 - November 30, 2022	3,871,516	13.04	3,871,516	24,483,801
December 1 - December 31, 2022	1,693,399	14.51	1,693,399	—
Total	13,167,794	$ 13.30	13,167,794	$ —

(1) During May 2022, our Board authorized a $50 million stock repurchase program. In August 2022, our Board authorized an increase in the size of the stock repurchase program to $100 million. In October 2022, our Board approved another expansion of the stock repurchase program, authorizing us to repurchase an additional $75 million of our outstanding common stock under the stock repurchase program.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following MD&A should be read in conjunction with a review of the other Items included in this Form 10-K and our December 31, 2022 consolidated financial statements included elsewhere in this report. A reference to a "Note" relates to a note in the accompanying notes to the consolidated financial statements. Certain statements contained in this MD&A may be deemed to be forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

General

LSB is headquartered in Oklahoma City, Oklahoma and through our subsidiaries, we manufacture and sell chemical products for the agricultural, mining, and industrial markets. We own and operate three multi plant facilities in Cherokee, Alabama, El Dorado, Arkansas and Pryor, Oklahoma, and operate a facility on behalf of Covestro in Baytown, Texas. Our products are sold through distributors and directly to end customers, primarily throughout the U.S. and parts of Mexico, Canada and the Caribbean.

Key Operating Initiatives for 2023
We expect our future results of operations and financial condition to benefit from the following key initiatives:

- *Investing to improve Environmental, Health & Safety and Reliability at our Facilities while Supplying our Customers with Products of the Highest Quality.*

    - We believe that our operational progress over the past several years represents proof that high safety standards not only enable us to protect what matters, which is the well-being of our employees, but also translates into improved plant performance. In 2023 we remain focused on our efforts to further the progress we've made with our safety programs to move closer to attaining zero injuries. We plan to invest additional capital at all three of our facilities during 2023 to build upon the success we have had in implementing enhanced safety programs during the last several years.

    - We have multiple initiatives currently underway focused on continuing to improve the reliability of our plants as we advance towards our 95% on-stream operating rate goal. Progress towards this goal would enable us to produce greater volumes of product for sale while lowering our unit cost of production thereby increasing our overall profitability. Additionally, our product quality program continues to focus on providing products to our customers that meet our quality standards.

- *Continue Broadening the Distribution and Optimization of our Product Mix.* Over the course of 2022, we were successful in improving upon the production capacity of our plants, particularly through Turnarounds at two of our facilities. We plan to continue to expand the distribution of our products by partnering with customers to take product into different markets, while also focusing on opportunities to upgrade our margins through the optimization of our product mix. In January of 2023, we took over direct distribution of our Pryor facility's UAN production following several years of working with a third party to sell the product. We believe that this, combined with continued expansion of our customer relationships and the robust market analysis capabilities we have developed, will make us more effective in identifying and capitalizing on the most profitable distribution opportunities for our products. Additionally, we will continue to progress several capital improvement projects during 2023 that are related to our storage and distribution capabilities that we believe will assist us in improving our overall margins.

- *Development and Implementation of a Strategy to Capitalize on Low Carbon Ammonia and Clean Energy Opportunities.* The reduction of greenhouse gas emissions, particularly related to carbon dioxide, has been and we expect will increasingly become a global environmental priority as part of efforts to stem the harmful effects of climate change. Ammonia has continued to emerge as one of the more viable alternatives to serve as a hydrogen-based energy source for a variety of applications due to its higher energy density and ease of storage relative to hydrogen gas. Blue and green ammonia can be used as zero carbon fuel in the maritime sector, as a carbon free fertilizer and as a coal substitute in power generation. If ammonia were to be adopted for these and other energy needs globally, some studies have indicated that future demand could increase significantly from current levels of global annual production of ammonia.

    As a result, we are currently evaluating and developing projects that could enable us to become a producer and marketer of blue and green ammonia and other derivative products. Blue ammonia is produced using natural gas and conventional processes but includes an additional stage where the carbon dioxide emissions are captured and permanently stored in deep underground rock formations. The resulting low carbon emission product, we believe, can be sold at a premium to agricultural, industrial, mining, power generation and marine customers seeking to reduce their carbon footprint and potentially capitalize on government incentives. Green ammonia is ammonia produced using renewable energy to power electrolyzers that extract hydrogen from water, resulting in zero-carbon production of ammonia, which we believe can also be sold at a premium to a variety of customers and industries around the world.

    We believe we are well-positioned to capitalize on this opportunity and become a market leader given our potential to retrofit our existing plants rather than needing to invest entirely in greenfield projects, which we believe can reduce our time to market for this product and also reduce the upfront capital expenditures necessary to enable us to produce this product, thereby enhancing the economic attractiveness for us to such investments.

- *Evaluate and Pursue Organic Capacity Expansion.* We are evaluating opportunities across all of our facilities to increase production capacity through the implementation of several potential debottlenecking projects. Our initial calculations suggest that, assuming mid-market pricing for Tampa ammonia, UAN and natural gas, these projects could potentially represent significant incremental annual profitability. We expect to progress our evaluations during 2023 with the goal of making a recommendation to our Board by mid-year 2023.

- *Pursue Acquisitions of Strategic Assets or Companies.* We are actively engaged in evaluating and pursuing various opportunities to acquire strategic assets or companies, where we believe those acquisitions will enhance the value of the Company and provide attractive returns. We evaluate assets and companies that can provide us with geographic expansion, extend an existing product line, add one or more new product lines, leverage our existing ammonia production capabilities, or complement our existing business lines, among other accretive opportunities.

Recent Business Developments

Signed Agreements for Low and No Carbon Ammonia Projects

In April 2022 we entered into an agreement with Lapis Energy to develop a project to capture and permanently sequester CO_2 at our El Dorado, Arkansas facility. Lapis, backed by Cresta Fund Management, a Dallas-based middle-market infrastructure investment firm, will make 100% of the capital investment required for the project development. The project is expected to be completed by 2025, subject to the approval of a Class VI permit, at which time CO_2 injections are expected to begin. Once operational, the project at the El Dorado site will initially capture and permanently sequester more than 450,000 metric tons of CO_2 per year in underground saline aquifers, with the potential to increase this quantity based on a potential debottlenecking project at the facility. The permanently sequestered CO_2 generated from the facility's ammonia production is expected to qualify for federal tax credits under Internal Revenue Code Section 45Q, which are $85 per metric ton of CO_2 captured beginning in 2026. Once in operation, the sequestered CO_2 is expected to reduce LSB's scope 1 GHG emissions by approximately 25% from current levels. In addition, sequestering more than 450,000 metric tons of CO_2 annually is expected to enable LSB to produce over 375,000 metric tons of blue ammonia annually, a product that could potentially be sold at higher price levels than conventional ammonia. We recently achieved a key milestone in the advancement of our blue ammonia project at El Dorado by filing a permit application with the U.S. Environmental Protection Agency to develop a Class VI well. Upon approval of the Class VI permit, construction will begin on the infrastructure required to capture and sequester CO_2 at El Dorado.

In May 2022 we entered into agreements with Thyssenkrupp Uhde USA, LLC and Bloom Energy, (NYSE:BE) to develop a project to produce approximately 30,000 metric tons of zero-carbon or "green" ammonia per year at our Pryor, Oklahoma facility. Thyssenkrupp Uhde will develop the engineering design to convert a small portion of Pryor's existing conventional or "grey" ammonia capacity into green ammonia. Pending results of the feasibility study currently underway and subsequent board approval, the project is planned to be constructed in two phases: first with Bloom supplying a 10-megawatt solid oxide electrolyzer, followed by the installation of an additional 20-megawatt alkaline electrolyzer unit, which we plan to source from a leading manufacturer. Bloom will operate and maintain the solid oxide electrolyzer. The green hydrogen produced from the electrolyzers is expected to qualify for federal incentive programs such as the production and tax credit under Internal Revenue Code Section 45V, which are up to $3 per kilogram of clean hydrogen beginning in 2023.

Continued Improvement in Product Sales

Our product sales and profitability increased significantly in 2022 as compared to 2021. We generated these improved results despite conducting Turnarounds at two of our facilities while we conducted only one Turnaround in 2021. Selling prices for all of our major products were higher for 2022 as compared to last year due to a combination of supply and demand factors.

Elevated corn prices remain a significant driver to the strength of fertilizer pricing. Current U.S. corn prices reflect the impact on global corn supplies of dry conditions in South America, the Western U.S. and parts of Europe. Recent U.S. Department of Agriculture ("USDA") forecasts point to U.S. corn acreage to be planted in the 2022-2023 planting season to be approximately 88.6 million acres, lower than the 2021-2022 estimate of 93.3 million acres, due largely to the impact of wet weather throughout the Midwest during the spring planting season. As a result of the reduction in acres planted for the 2022-2023 season and the impact on global corn stocks which remain below usage levels, we believe that acres planted for the 2023-2024 season could increase to approximately 92 million acres, which we would expect to drive increased demand for fertilizers.

Also supporting the strength in fertilizer prices has been the high cost of natural gas in Europe. Natural gas is the primary feedstock for the production of ammonia. While currently down from levels seen throughout much of 2022, natural gas prices in European markets remain above 10-year averages which has impacted the economics of ammonia production in that region, prompting producers to cease operations at some Europe-based facilities at various points throughout 2022. The resultant decrease in global production of ammonia has supported the strength in nitrogen-based fertilizer prices.

As a result of the factors discussed above, we anticipate a strong application of agricultural ammonia and UAN in the 2023 planting season as farmers seek to maximize yields to capitalize on attractive corn pricing.

With respect to our industrial products, selling prices remain higher than a year ago largely as a result of the aforementioned factors pertaining to natural gas. The Tampa ammonia benchmark price remains above its average price level of the past ten years, which is favorable for selling prices as many of our industrial contracts are indexed to this benchmark price. While economic concerns persist for 2023, we believe that we have a meaningful degree of downside protection from the potential impacts of a recession given the nature of our contracts and our ability to shift our production mix to products where demand and pricing are strongest.

See a more detailed discussion below under "Key Industry Factors."

Key Industry Factors

Supply and Demand

Fertilizer

The price at which our agricultural products are ultimately sold depends on numerous factors, including the supply and demand for nitrogen fertilizers which, in turn, depends upon world grain demand and production levels, the cost and availability of transportation and storage, weather conditions, competitive pricing and the availability of imports. Additionally, expansions or upgrades of competitors' facilities and international and domestic political and economic developments continue to play an important role in the global nitrogen fertilizer industry economics, including the impact from the Phase 1 trade agreement between the U.S and China. These factors can affect, in addition to selling prices, the level of inventories in the market which can cause price volatility and affect product margins.

From a farmers' perspective, the demand for fertilizer is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers. Individual farmers make planting decisions based largely on prospective profitability of a harvest, while the specific varieties and amounts of fertilizer they apply depend on factors such as their financial resources, soil conditions, weather patterns and the types of crops planted.

Additionally, changes in corn prices and those of soybean, cotton and wheat prices, can affect the number of acres of corn planted in a given year, and the number of acres planted will drive the level of nitrogen fertilizer consumption, likely effecting prices.

According to the February Report, farmers planted approximately 88.6 million acres of corn in 2022, down 5% compared to the 2021 planting season. In addition, the USDA estimates the U.S. ending stocks for the 2022 Harvest will be approximately 32 million metric tons, an 8% decrease from the 2021 Harvest. The USDA also lowered the expected yield for the 2022 Harvest, down approximately 2% from a year ago.

The following February 2023 estimates are associated with the corn market:

	2023 Crop (2022 Harvest) February Report (1)	2022 Crop (2021 Harvest) February Report (1)	Percentage Change (2)	2021 Crop (2020 Harvest) February Report (1)	Percentage Change (3)
U.S. Area Planted *(Million acres)*	88.6	93.3	(5.0%)	90.7	(2.3%)
U.S. Yield per Acre *(Bushels)*	173.3	176.7	(1.9%)	171.4	1.1%
U.S. Production *(Million bushels)*	13,730	15,074	(8.9%)	14,111	(2.7%)
U.S. Ending Stocks *(Million metric tons)*	32.2	35.0	(8.0%)	31.4	2.5%
World Ending Stocks *(Million metric tons)*	295.3	306.3	(3.6%)	292.8	0.9%

(1) Information obtained from WASDE report dated February 8, 2023 ("February Report") for the 2022/2023 ("2023 Crop"), 2021/2022 ("2022 Crop") and 2020/2021 ("2021 Crop") corn marketing years. The marketing year is the twelve-month period during which a crop normally is marketed. For example, the marketing year for the current corn crop is from September 1 of the current year to August 31 of the next year. The year begins at the harvest and continues until just before harvest of the following year.
(2) Represents the percentage change between the 2023 Crop amounts compared to the 2022 Crop amounts.
(3) Represents the percentage change between the 2023 Crop amounts compared to the 2021 Crop amounts.

The current USDA corn outlook for the U.S. is for slightly higher corn ending stocks by 25 million bushels and lower ethanol usage by 25 million bushels and left production and export estimates unchanged. From a demand perspective, corn prices remain well above historical 5-year averages and remain significantly higher than $4 per bushel, the level that we believe represent a key threshold as it relates to favorable farmer economics.

<u>Industrial and Mining Products</u>

Our industrial products sales volumes are dependent upon general economic conditions primarily in the housing, automotive, and paper industries. According to the American Chemistry Council, the U.S. economic indicators are improving and pointing towards continued improvement in the markets we serve. Our sales prices generally vary with the market price of ammonia or natural gas, as applicable, in our pricing arrangements with customers.

Our mining products are LDAN and AN solution, which are primarily used as AN fuel oil and specialty emulsions for usage in the quarry and the construction industries, for metals mining and to a lesser extent, for coal. Although our AN product is primarily sold for use in aggregates and precious metals mining operations, overall, we have been experiencing favorable trends in our mining business as rising global consumption of coal for energy has strengthened demand and pricing for AN. Overall, despite growing global recessionary forces, our industrial and mining business remains stable.

Natural Gas Prices

Natural gas is the primary feedstock used to produce nitrogen fertilizers at our manufacturing facilities. In recent years, U.S. natural gas reserves have increased significantly due to, among other factors, advances in extracting shale gas, which has reduced and stabilized natural gas prices, providing North America with a cost advantage over certain imports. As a result, our competitive position and that of other North American nitrogen fertilizer producers has been positively affected.

We historically have purchased natural gas either on the spot market, through forward purchase contracts, or a combination of both and have used forward purchase contracts to lock in pricing for a portion of our natural gas requirements. These forward purchase contracts are generally either fixed-price or index-price, short-term in nature and for a fixed supply quantity. We are able to purchase natural gas at competitive prices due to our connections to large distribution systems and their proximity to interstate pipeline systems. The following table shows the annual volume of natural gas we purchased and the average cost per MMBtu:

	2022	2021
Natural gas volumes (MMBtu in millions)	27.8	28.3
Natural gas average cost per MMBtu	$ 6.58	$ 3.51

Transportation Costs

Costs for transporting nitrogen-based products can be significant relative to their selling price. We continue to evaluate the recent rising costs of freight domestically. As a result of increases in demand for available rail, truck and barge options to transport product, primarily during the spring and fall planting seasons, higher transportation costs have and could continue to impact our margins, if we were unable to fully pass through these costs to our customers. Additionally, continued truck driver shortages could impact our ability to fulfill customer demand. As a result, we continue to evaluate supply chain efficiencies to reduce or counter the impact of higher logistics costs.

Key Operational Factors

Facility Reliability

Consistent, reliable and safe operations at our chemical plants are critical to our financial performance and results of operations. The financial effects of planned downtime at our plants, including Turnarounds is mitigated through a diligent planning process that considers the availability of resources to perform the needed maintenance and other factors. Unplanned downtime of our plants typically results in lost contribution margin from lost sales of our products, lost fixed cost absorption from lower production of our products and increased costs related to repairs and maintenance. All Turnarounds result in lost contribution margin from lost sales of our products, lost fixed cost absorption from lower production of our products and increased costs related to repairs and maintenance, which repair and maintenance costs are expensed as incurred.

Our Cherokee Facility is currently on a three-year ammonia plant Turnaround cycle completing with the next ammonia plant Turnaround planned in the third quarter of 2024.

Our El Dorado Facility completed its scheduled ammonia plant Turnaround during the third quarter of 2022. Our Pryor Facility started its scheduled ammonia plant Turnaround during the third quarter which was completed in mid-October. Following those Turnarounds, they will be on a three-year and two-year ammonia plant Turnaround cycle, respectively.

Ammonia Production

Ammonia is the basic product used to produce all of our upgraded products. The ammonia production rates of our plants affect the total cost per ton of each product produced and the overall sales of our products.

Total ammonia production in 2022 was 732,000 tons. For 2023, we are targeting total ammonia production of approximately 830,000 tons to 850,000 tons.

We believe that our focus on continuous improvement in reliability as discussed in key operating initiatives will result in year-over-year improvement in ammonia production for 2023.

Forward Sales Contracts

We use forward sales of our fertilizer products to optimize our asset utilization, planning process and production scheduling. These sales are made by offering customers the opportunity to purchase product on a forward basis at prices and delivery dates that are agreed upon, with dates typically occurring within 12 months. We use this program to varying degrees during the year depending on market conditions and our view of changing price environments. Fixing the selling prices of our products months in advance of their ultimate delivery to customers typically causes our reported selling prices and margins to differ from spot market prices and margins available at the time of shipment.

Consolidated Results for 2022

Our consolidated net sales for 2022 were $901.7 million compared to $556.2 million for 2021. Our consolidated operating income for 2022 was $308.4 million compared to $101.0 million for 2021. The items affecting our operating results are discussed below and under "Results of Operations."

Items Affecting Comparability of Results

Selling Prices

Our 2022 average selling prices for our ammonia, AN & Nitric Acid, and UAN increased 102%, 61% and 90%, respectively, compared to 2021. As discussed above under "Recent Business Developments," increased demand, higher corn prices and tighter supplies of nitrogen products contributed to the improved pricing.

Our 2022 average industrial selling prices for most of our products were also higher compared to the same period of 2021, primarily driven by the $573 per metric ton increase in the Tampa Ammonia benchmark price, as many of our industrial contracts are indexed to the Tampa Ammonia benchmark price.

Settlement of Life Insurance (2022 only)

In June we recognized a settlement on our company owned life insurance resulting from the approval by our insurer of a death benefit relating to the death of J. Golsen as discussed in Note 12.

Turnaround Activities

When a Turnaround is performed, overall results for the period are negatively impacted. This impact includes lost contribution margin from lost sales, lost fixed cost absorption from lower production, and increased costs associated with repairs and maintenance. The effects of our Turnaround, exclusive of the impacts due to lost ammonia production during the downtime, are shown below and do not reflect all Turnaround activity during 2022 and 2021:

Facility	Related Period	Turnaround Downtime	Turnaround Expense (In Thousands)	Estimated Lost Production (In Tons)
El Dorado	3rd Quarter 2022	27 days	$ 8,414	36,000
Pryor	3rd & 4th Quarter 2022	38 days	14,952	26,000
			$ 23,366	62,000
Cherokee	3rd Quarter 2021	40 days	$ 7,976	21,000
			$ 7,976	21,000

Settlement of Natural Gas Contracts (2021 only)

During the first quarter of 2021, we settled all of our natural gas forward contracts and certain volume purchase commitments and recognized a realized gain of approximately $6.8 million, which was classified as a reduction to cost of sales. As a result of the settlement of these natural gas contracts, we were able to significantly mitigate the impact from lost production, lost sales and higher costs resulting from the impact of the natural gas shortage caused by the February 2021 cold weather event.

Change of Control and Special Dividend (2021 only)

As the result of the exchange transaction completed during the third quarter of 2021 a change of control event occurred as defined in certain agreements, including certain stock-based awards and cash-based awards. As a result, additional expense was recognized due to the change of control event. In addition, pursuant to anti-dilutive terms included in the cash-based awards, the number of units of cash-based awards increased due to the Special Dividend, also resulting in additional expense being recognized. In summary, we recognized approximately $5.0 million in additional expense, of which $1.2 million is classified as cost of sales and $3.8 million is classified as selling, general and administrative expense.

Net Loss on Extinguishments of Debt (2021 only)

As discussed in Note 6, we redeemed all of the Senior Secured Notes due 2023 and recognized a loss on extinguishment of debt of approximately $20.3 million. Partially offsetting this loss was a gain on extinguishment of debt of $10 million associated with the PPP loan that was fully forgiven by the SBA and lender.

Results of Operations

The following Results of Operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2022 and 2021 and accompanying notes and the discussions under "Overview" and "Liquidity and Capital Resources" included in this MD&A. You should carefully review and consider the information in the MD&A of our 2021 Form 10-K, filed with the SEC on February 24, 2022, as amended by the Form 10-K/A filed on March 25, 2022 for an understanding of our results of operations and liquidity discussions and analysis comparing 2021 to 2020.

We present the following information about our results of operations. Net sales to unaffiliated customers are reported in the consolidated financial statements and gross profit represents net sales less cost of sales. Net sales are reported on a gross basis with the cost of freight being recorded in cost of sales.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table contains certain financial information:

	2022	2021	Change	Percentage Change
	(Dollars In Thousands)			
Net sales:				
AN & Nitric Acid	$ 315,679	$ 228,754	$ 86,925	38%
Urea ammonium nitrate (UAN)	239,463	123,840	115,623	93%
Ammonia	284,005	155,159	128,846	83%
Other	62,564	48,486	14,078	29%
Total net sales	$ 901,711	$ 556,239	$ 345,472	62%
Gross profit:				
Adjusted gross profit (1)	444,384	217,515	226,869	104%
Depreciation and amortization (2)	(66,782)	(68,583)	1,801	(3)%
Turnaround expense	(29,235)	(9,953)	(19,282)	
Total gross profit	348,367	138,979	209,388	151%
Selling, general and administrative expense	39,428	38,028	1,400	4%
Other (income) expense, net	561	(97)	658	
Operating income	308,378	101,048	207,330	205%
Interest expense, net	46,827	49,378	(2,551)	(5)%
Net loss on extinguishments of debt	113	10,259	(10,146)	
Non-operating other income (expense), net	(8,083)	2,422	(10,505)	
Provision (benefit) for income taxes	39,174	(4,556)	43,730	
Net income	$ 230,347	$ 43,545	$ 186,802	429%
Other information:				
Gross profit percentage (3)	38.6%	25.0%	13.6%	
Adjusted gross profit percentage (3)	49.3%	39.1%	10.2%	
Property, plant and equipment expenditures	$ 45,833	$ 35,128	$ 10,705	30%

(1) Represents a non-GAAP measure. The amounts exclude unallocated depreciation and amortization and Turnaround expenses which we believe are not reflective of our operating performance in a given period.
(2) Represents amount classified as cost of sales.
(3) As a percentage of total net sales.

The following tables provide key operating metrics for the fertilizer and major industrial and mining products:

Product (tons sold)	2022	2021	Change	Percentage Change
AN & Nitric Acid	589,081	689,990	(100,909)	(15)%
Urea ammonium nitrate (UAN)	448,978	440,270	8,708	2%
Ammonia	276,176	304,589	(28,413)	(9)%
Total	1,314,235	1,434,849	(120,614)	(8)%

Gross Average Selling Prices (price per ton)	2022		2021		Change		Percentage Change
AN & Nitric Acid	$	536	$	332	$	204	61%
Urea ammonium nitrate (UAN)	$	533	$	281	$	252	90%
Ammonia	$	1,028	$	509	$	519	102%

Average Benchmark Prices (price per ton)	2022		2021		Change		Percentage Change
Tampa Ammonia Benchmark	$	1,165	$	592	$	573	97%
UAN Southern Plains	$	557	$	371	$	186	50%

Net Sales

Agricultural product sales increased driven primarily by higher sales prices for all of our agricultural products partially offset by lower sales volumes of HDAN, which is included in AN & Nitric Acid above and ammonia. Also lowering sales volume in 2022 was the activity from two Turnarounds at our El Dorado and Pryor Facilities compared to one Turnaround at our Cherokee Facility during 2021. Historically, we have built inventory of HDAN used for fertilizer in the second half of the year, to sell in season, during the first nine months of the following year. Due to a shift in product mix to nitric acid volumes beginning in the second quarter of 2021, which are more ratable, we did not have significant inventory build of AN over the latter half of 2021 to sell during the fertilizer season in 2022. As discussed above under "Recent Business Developments," increased demand, higher corn prices and tighter supplies of nitrogen products contributed to the improved pricing.

Demand for our industrial and mining products remains stable despite growing global recessionary forces. Our contractual agreements with industrial customers that specify minimum volumes and our product mix flexibility helps us mitigate the impact of a reduction in demand from certain end markets by shifting production to products with stronger demand. Our AN product is primarily sold for use in aggregates and precious metals mining operations, overall, we have been experiencing favorable trends in our mining business as rising global consumption of coal for energy has strengthened demand and pricing for AN.

Gross Profit

As noted in the table above, we recognized a gross profit of $348 million for 2022 compared to $139 million for the same period in 2021, or a $209 million improvement. Overall, our gross profit percentage was 39% for 2022 compared to 25% for 2021. Our adjusted gross profit percentage increased to 49% for 2022 from 39% for 2021.

The increase in gross profit was primarily driven by higher sales prices for our products and increased UAN sales volumes partially offset by lower volumes of ammonia and acids products. The improvement in gross profit was partially offset by overall higher average natural gas costs, which averaged $6.58 per MMBtu for 2022 as compared to $3.51 per MMBtu for 2021. Also reducing gross profit was the Turnaround activity at our El Dorado and Pryor Facilities during 2022 compared to 2021 where we had a Turnaround at our Cherokee Facility.

Interest Expense, net

Interest expense for 2022 was $46.8 million compared to $49.4 million for 2021. The decrease relates primarily to lower interest expense incurred from the new senior secured notes held during the first quarter of 2022 which carry an interest rate of 6.25% compared to the same period in 2021 which the old senior secured notes interest rate was 9.625%.

Net loss on Extinguishments of Debt

During 2021, we redeemed all of the Senior Secured Notes due 2023 and recognized a loss on extinguishment of debt of approximately $20.3 million. Partially offsetting this loss was a gain on extinguishment of debt of $10 million associated with the PPP loan that was fully forgiven by the SBA and lender.

Non-operating Other Expense (Income), net

Non-operating other income for 2022 was $8.1 million primarily relating to a recognized settlement of our company owned life insurance from the payment by our insurer of a death benefit relating to the death of J. Golsen as discussed in Note 12 and interest income from our short-term investments. For 2021, we had non-operating operating expense of $2.5 million which primarily related to the change in fair value of the embedded derivative included in the Series E Redeemable Preferred prior to its extinguishment through the completion of the exchange transaction completed in 2021.

Provision (Benefit) for Income Taxes

The provision for income taxes for 2022 was $39.2 million expense compared to a benefit of $4.6 million for 2021. The resulting effective tax rate for 2022 was 14.6% on pre-tax income compared to (11.7)% for 2021 on pre-tax income. For 2022, the effective tax rate is less than the statutory rate primarily due to the impact of valuation allowances releases. For 2021, the negative effective tax rate on pre-tax income was driven by the benefit from the exclusion of PPP Loan forgiveness income from taxable income, tax credits, and the impact of adjustments made to valuation allowances, partially offset by the impact of state law changes. Also see discussion in Note 7.

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our cash flow activities for 2022 and 2021:

	2022	2021	Change
		(In Thousands)	
Net cash flows from operating activities	$ 345,654	$ 87,627	$ 258,027
Net cash flows from investing activities	$ (369,735)	$ (34,694)	$ (335,041)
Net cash flows from financing activities	$ 5,706	$ 12,947	$ (7,241)

Net Cash Flow from Operating Activities

Net cash provided by operating activities was $345.7 million for 2022 compared to $87.6 million for 2021, a change of $258.0 million.

For 2022, net cash provided is the result of a net income of $230.3 million plus adjustments of $66.9 million for depreciation and amortization of property, plant and equipment ("PP&E"), $36.9 million for deferred taxes and other adjustments of $2.7 million and net cash provided of $8.9 million primarily from our working capital.

For 2021, net cash provided is the result of a net income of $43.5 million plus adjustments of $68.7 million for depreciation and amortization of PP&E, net loss on extinguishments of debt of $10.3 million and other adjustments of $8.4 million and net cash used of $43.3 million primarily from our working capital, including accounts receivable.

Net Cash Flow from Investing Activities

Net cash used by investing activities was $369.7 million for 2022 compared to $34.7 million for 2021, a change of $335.0 million.

For 2022, net cash used primarily relates to purchases of short-term investments of $486.1 million and expenditures for PP&E of $45.8 million partially offset by short-term investment maturities of $158.9 million.

For 2021, net cash used relates primarily to expenditures for PP&E.

Net Cash Flow from Financing Activities

Net cash provided by financing activities was $5.7 million for 2022 compared to $12.9 million for 2021, a change of $7.2 million.

For 2022, net cash provided primarily consists of proceeds of $200 million from the New Notes and $20.1 million from proceeds from short-term financing partially offset by payments for the acquisition of treasury shares of $179.0 million, payments on other long-term debt and short-term financing of $30.5 million, payments of $4.9 million for payments of debt-related and exchange related costs.

For 2021, net cash provided primarily consists of proceeds of $500 million from the New Notes, $16.7 million from insurance premium short-term financing partially offset by $435 million redemption of the Old Notes, payments of debt-related costs of $27.3 million, payments on other long-term debt and short-term financing of $28.0 million, payments of costs of $7.4 million related to the Exchange Transaction, and payments of $6.1 million for other financing activities.

Capitalization

The following is our total current cash, cash equivalents and short-term investments long-term debt and stockholders' equity:

	December 31,		
	2022		2021
	(In Millions)		
Cash and cash equivalents	$ 63.8	$	82.1
Short-term investments	$ 330.6	$	—
Total cash, cash equivalents and short-term investments	$ 394.4	$	82.1
Revolving credit facility and long-term debt:			
Working Capital Revolver Loan	—		—
Senior Secured Notes due 2028 (1)	700.0		500.0
Secured Financing due 2023	4.2		7.7
Secured Financing Agreement due 2025	19.3		24.0
Secured Loan Agreement due 2025	—		5.3
Other	1.1		0.3
Unamortized discount and debt issuance costs	(12.3)		(9.7)
Total long-term debt, including current portion, net	712.3	$	527.6
Total stockholders' equity	515.9	$	460.5

(1) See discussions below under "Loan Agreements" relating to the debt agreement.

We currently have a revolving credit facility, our Working Capital Revolver Loan, with a borrowing base of $65 million. As of December 31, 2022, our Working Capital Revolver Loan was undrawn and had approximately $64.1 million of availability.

We expect capital expenditures to be approximately $60 million to $80 million for 2023. This capital spending is planned for reliability and maintenance capital projects.

From time to time, when the Company exceeds the funding threshold in our natural gas purchase commitments the Company is required to fund cash collateral to our counterparty.

We believe that the combination of our cash and cash equivalents on hand, short-term investments, the availability on our revolving credit facility and our cash flow from operations will be sufficient to fund our anticipated liquidity needs for the next twelve months.

During May 2022, our Board authorized a $50 million stock repurchase program. In August 2022, our Board authorized an increase in the size of the stock repurchase program to $100 million. During the third quarter of 2022, we exhausted the repurchase authorization under the stock repurchase program. In October 2022, our Board approved another expansion of the stock repurchase program, authorizing us to repurchase an additional $75 million of our outstanding common stock under the stock repurchase program which was exhausted as of December 31, 2022.

As of December 31, 2022, we have approximately $394.4 million of cash and short-term investments. From time to time, we may seek to deploy capital through additional share repurchases or the retirement or purchase of outstanding debt. Such repurchases may be made in open market purchases, privately negotiated transactions or otherwise and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Compliance with Long - Term Debt Covenants

As discussed below under "Loan Agreements," the Working Capital Revolver Loan requires, among other things, that we meet certain financial covenants. The Working Capital Revolver Loan does not include financial covenant requirements unless a defined covenant trigger event has occurred and is continuing. As of December 31, 2022, no trigger event had occurred.

Loan Agreements

Senior Secured Notes due 2028 – LSB has $700 million aggregate principal amount of the 6.25% Senior Secured Notes currently outstanding, including the $200 million associated with the New Notes as discussed in footnote (B) of Note 6. Interest is to be paid semiannually in arrears on May 15th and October 15th, maturing October 15, 2028. The proceeds from the issuance of the New Notes were used to pay related transaction expenses, with the remainder intended to be used to pursue strategic acquisition opportunities, to fund organic growth and for general corporate purposes.

Secured Financing due 2023 – El Dorado Chemical Company ("EDC") is party to a secured financing arrangement with an affiliate of Eldridge. Principal and interest are payable in 48 equal monthly installments with a final balloon payment of approximately $3 million due in June 2023.

Secured Financing due 2025 – El Dorado Ammonia L.L.C. ("EDA") is party to a $30 million secured financing arrangement with an affiliate of Eldridge. Principal and interest are payable in 60 equal monthly installments with a final balloon payment of approximately $5 million due in August 2025.

Working Capital Revolver Loan – At December 31, 2022, the Working Capital Revolver Loan was undrawn and the net credit available for borrowings under our Working Capital Revolver Loan was approximately $64.1 million, based on our eligible collateral, less outstanding standby letters of credit as of that date. Also see discussion above under "Compliance with Long-Term Debt Covenants.

Capital Expenditures – 2022

For 2022, capital expenditures relating to PP&E were $45.8 million. The capital expenditures were funded primarily from cash and working capital.

See discussion above under "Capitalization" for our expected annual capital expenditures for 2023.

Expenses Associated with Environmental Regulatory Compliance

We are subject to numerous federal, state and local laws and regulations, including matters regarding environmental, health and safety matters. As a result, we incurred expenses of $3.9 million in 2022 in connection with environmental projects. For 2023, we expect to incur expenses ranging from $4.5 million to $4.9 million in connection with additional environmental projects. However, it is possible that the actual costs could be significantly different than our estimates.

Dividends

See discussions under Note 1 regarding the common stock Special Dividend completed in 2021.

We have not paid cash dividends on our outstanding common stock in many years, and we do not currently anticipate paying cash dividends on our outstanding common stock in the near future. Our Board has not made a decision whether or not to pay dividends on our common stock in 2023.

See discussion under Note 13 regarding the conversion and payment of the accumulated dividends during 2021 relating to the Series D 6% cumulative convertible Class C preferred stock (the "Series D Preferred") and Series B 12% cumulative convertible Class C Preferred Stock (the "Series B Preferred").

Seasonality

We believe fertilizer products sold to the agricultural industry are seasonal while sales into the industrial and mining sectors generally are less susceptible. The selling seasons for agricultural products are primarily during the spring and fall planting seasons, which typically extend from March through June and from September through November in the geographical markets we distribute the majority of our agricultural products. As a result, we typically increase our inventory of fertilizer products prior to the beginning of each planting season in order to meet the demand for our products. In addition, the amount and timing of sales to the agricultural markets depend upon weather conditions and other circumstances beyond our control.

Performance and Payment Bonds

We are contingently liable to sureties in respect of insurance bonds issued by the sureties in connection with certain contracts entered into by subsidiaries in the normal course of business. These insurance bonds primarily represent guarantees of future performance of our subsidiaries. As of December 31, 2022, we have agreed to indemnify the sureties for payments, up to $9.7 million, made by them in respect of such bonds. All of these insurance bonds are expected to expire or be renewed in 2023.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934.

Aggregate Contractual Obligations

As of December 31, 2022 our aggregate contractual obligations are summarized in the following table:

Contractual Obligations	Total	Payments Due in the Year Ending December 31,					
		2023	2024	2025	2026	2027	Thereafter
		(In Thousands)					
Long-term debt:							
Senior Secured Notes	$ 700,000	$ —	$ —	$ —	$ —	$ —	$ 700,000
Other	24,576	9,522	5,838	8,793	173	125	125
Total long-term debt	724,576	9,522	5,838	8,793	173	125	700,125
Interest payments on long-term debt (1)	265,716	45,431	44,840	44,152	43,774	43,762	43,757
Operating and finance leases	26,795	9,070	8,055	4,510	2,846	1,829	485
Firm purchase commitments	50,783	50,783	—	—	—	—	—
Natural gas pipeline commitment (2)	2,340	720	720	720	180	—	—
Other contractual obligations	10,950	2,733	2,388	2,388	1,258	1,258	925
Total	$1,081,160	$ 118,259	$ 61,841	$ 60,563	$ 48,231	$ 46,974	$ 745,292

  (1)   The estimated interest payments are based on interest rates at December 31, 2022, which debt is all fixed interest rate debt.
  (2)   Our proportionate share of the minimum costs to ensure capacity relating to a gathering and pipeline system.

New Accounting Pronouncements

Refer to Note 1 for recently adopted and issued accounting standards.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and disclosures of contingencies and fair values. It is reasonably possible that the estimates and assumptions utilized as of December 31, 2022, could change in the near term. The more critical areas of financial reporting affected by management's judgment, estimates and assumptions include the following:

Contingencies – Certain conditions may exist which may result in a loss, but which will only be resolved when future events occur. We and our legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a loss has been incurred, we would accrue for such contingent losses when such losses can be reasonably estimated. If the assessment indicates that a potentially material loss contingency is not probable but reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Estimates of potential legal fees and other directly related costs associated with contingencies are not accrued but rather are expensed as incurred. Loss contingency liabilities are included in current and noncurrent accrued and other liabilities and are based on current estimates that may be revised in the near term. In addition, we recognize contingent gains when such gains are realized or realizable and earned.

We are involved in various legal matters that require management to make estimates and assumptions as discussed in Note 8.

It is reasonably possible that the actual costs could be significantly different than our estimates.

Regulatory Compliance – As discussed under "Government Laws and Regulations" in Item 1 of this report, we are subject to numerous federal, state, and local laws and regulations, including matters regarding environmental, health and safety matters. We have developed policies and procedures related to regulatory compliance. We must continually monitor whether we have maintained compliance with such laws and regulations and the operating implications, if any, and amount of penalties, fines and assessments that may result from noncompliance. We will also be obligated to manage certain discharge water outlets and monitor groundwater contaminants at our chemical facilities should we discontinue the operations of a facility. However, certain conditions exist which may result in a loss, but which will only be resolved when future events occur relating to these matters. We are involved in various environmental matters that require management to make estimates and assumptions, including matters discussed under footnote A of Note 8. At December 31, 2022 and 2021, liabilities totaling $0.5 million have been accrued relating to these matters. It is also reasonably possible that the estimates and assumptions utilized as of December 31, 2022 could change in the near term. Actual results could differ materially from these estimates and judgments, as additional information becomes known.

Income Tax – As discussed under "Income Taxes" in Note 1 and in Note 7, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. We establish valuation allowances if we believe it is more-likely-than-not that some or all of deferred tax assets will not be realized. Significant judgment is applied in evaluating the need for and the magnitude of appropriate valuation allowances against deferred tax assets. On December 31, 2022 and 2021, our valuation allowance on deferred tax assets was $14.9 million and $47.0 million, respectively.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Our results of operations and operating cash flows are affected by changes in market prices of ammonia and natural gas and changes in market interest rates.

Forward Sales Commitments Risk

Periodically, we enter into forward firm sales commitments for products to be delivered in future periods. As a result, we could be exposed to embedded losses should our product costs exceed the firm sales prices at the end of a reporting period. At December 31, 2022, we had no embedded losses associated with sales commitments with firm sales prices.

Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Since we are exposed to commodity price risk, we periodically enter into contracts to purchase natural gas for anticipated production needs to manage risk related to changes in prices of natural gas commodities. Generally, these contracts are considered normal purchases because they provide for the purchase of natural gas that will be delivered in quantities expected to be used over a reasonable period of time in the normal course of business, these contracts are exempt from the accounting and reporting requirements relating to derivatives. At December 31, 2022, we had no outstanding natural gas contracts, which are accounted for on a mark-to-market basis.

Interest Rate Risk

Generally, we are exposed to variable interest rate risk with respect to our revolving credit facility. As of December 31, 2022, we had no outstanding borrowings on this credit facility and no other variable rate borrowings. We currently do not hedge our interest rate risk associated with these variable interest loans.

The following table presents principal amounts by maturity date and weighted-average interest rates for the periods presented for our debt agreements as of December 31, 2022:

	Years ending December 31,						
	2023	2024	2025	2026	2027	Thereafter	Total
	(Dollars In Thousands)						
Expected maturities of long-term debt (1):							
Fixed interest rate debt	$ 9,522	$ 5,838	$ 8,793	$ 173	$ 125	$ 700,125	$ 724,576
Weighted-average interest rate	6.31%	6.29%	6.27%	6.25%	6.25%	6.25%	6.25%

(1) The debt balances and weighted-average interest rate are based on the aggregate amount of debt outstanding as of December 31, 2022.

At December 31, 2022 and 2021, we did not have any financial instruments with fair values materially different from their carrying amounts (which excludes issuance costs, if applicable) except for our Senior Secured Notes. See Note 9. The fair value of financial instruments is not indicative of the overall fair value of our assets and liabilities since financial instruments do not include all assets, including intangibles, and all liabilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

We have included the financial statements and supplementary financial information required by this item immediately following Part IV of this report and hereby incorporate by reference the relevant portions of those statements and information into this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These include controls and procedures designed to ensure that this information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were effective. There were no changes to our internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our internal control system is a process, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013 Framework). Based on our assessment, we believe that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. This report appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of LSB Industries, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited LSB Industries, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, LSB Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

February 23, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

Item 10, Item 11, Item 12, Item 13 and Item 14 are incorporated by reference to our definitive proxy statement which we intend to file with the SEC on or before March 28, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following consolidated financial statements of the Company appear immediately following this Part IV:

(a) (2) Financial Statement Schedule

The Company has included the following schedule in this report:

We have omitted all other schedules because the conditions requiring their filing do not exist or because the required information appears in our Consolidated Financial Statements, including the notes to those statements.

(a)(3) Exhibits

Exhibit Number	Exhibit Title	Incorporated by Reference to the Following
3(i).1	Restated Certificate of Incorporation of LSB Industries, Inc., dated January 21, 1977, as amended August 27, 1987	Exhibit 3(i).1 to the Company's Form 10-K filed on February 28, 2013
3(i).2	Certificate of Amendment to the Restated Certificate of Incorporation of LSB Industries, dated September 23, 2021	Exhibit 3(i).2 to the Company's Registration Statement on Form S-3 filed on November 16, 2021
3(ii).1	Second Amended and Restated Bylaws of LSB Industries, Inc., dated July 19, 2021	Exhibit 3.1 to the Company's Form 8-K filed July 19, 2021
4.1	Specimen Certificate for the Company's Common Stock	Exhibit 4.3 to the Company's Registration Statement on Form S-3 ASR filed November 16, 2012
4.2	Section 382 Rights Agreement, dated as of July 6, 2020, between LSB Industries, Inc. and Computershare Trust Company, N.A., as rights agent	Exhibit 4.1 to the Company's Form 8-K filed July 6, 2020
4.3	Intercreditor Agreement, dated August 7, 2013, by and among Wells Fargo Capital Finance, Inc., as agent and UMB Bank, n.a., as collateral agent, and acknowledged and agreed to by LSB Industries, Inc. and the other grantors named therein	Exhibit 99.1 to the Company's Form 8-K filed August 14, 2013
4.4	Indenture, dated as of October 14, 2021, among LSB Industries, Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent.	Exhibit 4.1 to the Company's Form 8-K filed October 15, 2021
4.5	Form of 6.250% Senior Secured Notes due 2028 (included in Exhibit 4.4).	Exhibit 4.2 to the Company's Form 8-K filed October 15, 2021
4.6(a)	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4.17(a) to the Company's Form 10-K filed February 24, 2022
10.1*	LSB Industries, Inc. 2016 Long Term Incentive Plan	Exhibit 4.8 to the Company's Form S-8 filed June 28, 2016
10.2*	Form of LSB Industries, Inc. 2016 Long Term Incentive Plan Stock Option Agreement	Exhibit 4.9 to the Company's Form S-8 filed June 28, 2016
10.3*	Form of LSB Industries, Inc. 2016 Long Term Incentive Plan Restricted Stock Unit Agreement (Director Award)	Exhibit 4.10 to the Company's Form S-8 filed June 28, 2016
10.4*	Form of LSB Industries, Inc. 2016 Long Term Incentive Plan Restricted Stock Agreement	Exhibit 4.11 to the Company's Form S-8 filed June 28, 2016
10.5*	Form of Time-Based Restricted Stock Agreement of LSB Industries, Inc.	Exhibit 10.4 to the Company's Form 8-K filed January 3, 2019
10.6*	Form of Performance-Based Restricted Stock Agreement of LSB Industries, Inc.	Exhibit 10.5 to the Company's Form 8-K filed January 3, 2019
10.7*	Employment Agreement, dated December 30, 2018, between LSB Industries, Inc. and Mark T. Behrman	Exhibit 10.1 to the Company's Form 8-K filed January 3, 2019
10.8*	Employment Agreement, dated December 30, 2018, between LSB Industries, Inc. and Michael J. Foster	Exhibit 10.3 to the Company's Form 8-K filed January 3, 2019
10.9*	Employment Agreement, dated December 30, 2018, between LSB Industries, Inc. and Cheryl Maguire	Exhibit 10.2 to the Company's Form 8-K filed January 3, 2019
10.10*	Employment Agreement, dated December 20, 2019 and to be effective not later than February 3, 2020, between LSB Industries, Inc. and John Burns	Exhibit 10.30 to the Company's Form 10-K filed February 25, 2019
10.11*	Severance and Change in Control Agreement, dated April 6, 2020, between LSB Industries, Inc. and Kristy Carver	Exhibit 10.1 to the Company's Form 10-Q filed May 7, 2020
10.12	Indemnification Agreement, dated October 14, 2015, by and between the Company and Jack E. Golsen, together with a schedule identifying other substantially identical agreements between the Company and each of the other directors identified on the schedule	Exhibit 10.1 to the Company's Form 8-K filed October 19, 2015

Exhibit Number	Exhibit Title	Incorporated by Reference to the Following
10.13	Indemnification Agreement, dated October 14, 2015 by and between the Company and David M. Shear, together with a schedule identifying other substantially identical agreements between the Company and each of its executive officers identified on the schedule	Exhibit 10.2 to the Company's Form 8-K filed October 19, 2015
10.14	Indemnification Agreement, dated as of December 4, 2015, by and between LSB Industries, Inc. and Jonathan S. Bobb, together with a schedule identifying other substantially identical agreements between the Company and each of the other directors identified on the schedule	Exhibit 10.5 to the Company's Form 8-K filed December 8, 2015
10.15	Asset Purchase Agreement, dated as of December 6, 2002, by and among Energetic Systems Inc. LLC, UTeC Corporation, LLC, SEC Investment Corp. LLC, DetaCorp Inc. LLC, Energetic Properties, LLC, Slurry Explosive Corporation, Universal Tech Corporation, El Dorado Chemical Company, LSB Chemical Corp., LSB Industries, Inc. and Slurry Explosive Manufacturing Corporation, LLC	Exhibit 2.1 to the Company's Form 8-K dated December 27, 2002
10.16	Exhibits and Disclosure Letters to the Asset Purchase Agreement, dated as of December 6, 2002, by and among Energetic Systems Inc. LLC, UTeC Corporation, LLC, SEC Investment Corp. LLC, DetaCorp Inc. LLC, Energetic Properties, LLC, Slurry Explosive Corporation, Universal Tech Corporation, El Dorado Chemical Company, LSB Chemical Corp., LSB Industries, Inc. and Slurry Explosive Manufacturing Corporation, LLC	Exhibit 10.1b to the Company's Form 10-Q filed August 6, 2010
10.17	Ammonia Purchase and Sale Agreement by and between El Dorado Chemical Company and Koch Fertilizer, LLC, dated as of November 2, 2015	Exhibit 10.49 to the Company's Form 10-K filed February 29, 2016 CERTAIN INFORMATION WITHIN THIS EXHIBIT HAS BEEN OMITTED AS IT IS THE SUBJECT OF A COMMISSION ORDER CF #33502, DATED APRIL 4, 2016, GRANTING REQUEST BY THE COMPANY FOR CONFIDENTIAL TREATMENT BY THE SECURITIES AND EXCHANGE COMMISSION UNDER THE FREEDOM OF INFORMATION ACT.
10.18	Second Amendment to Ammonia Purchase and Sale Agreement Between Koch Fertilizer, LLC and El Dorado Chemical Company, dated as of September 30, 2019	Exhibit 10.1 to the Company's Form 10-Q filed October 29, 2019 CERTAIN CONFIDENTIAL INFORMATION WITHIN THIS EXHIBIT HAS BEEN OMITTED.
10.19	Stock Purchase Agreement by and among Consolidated Industries L.L.C. The Climate Control Group, Inc., NIBE Energy Systems Inc. and, solely for purposes of Sections 6.8, 6.19 and 11.15 therein, LSB Industries, Inc., and solely for purposes of Section 11.16 therein, NIBE Industrier AB (publ), dated as of May 11, 2016.	Exhibit 10.1 to the Company's Form 8-K filed May 13, 2016
10.20	Contract on the supply of Basic Engineering Package, Detail Engineering Package, Tagged Major Equipment and related Advisory Services, between Weatherly Inc. and El Dorado Chemical Company, dated November 30, 2012	Exhibit 99.2 to the Company's Form 8-K filed December 6, 2012
10.21	Engineering, Procurement and Construction Agreement, dated August 12, 2013, between El Dorado Ammonia L.L.C. and SAIC Constructors, LLC	Exhibit 10.1 to the Company's Form 8-K filed August 15, 2013

Exhibit Number	Exhibit Title	Incorporated by Reference to the Following
10.22	Construction Agreement-DMW2, dated November 6, 2013, between El Dorado Chemical Company and SAIC Constructors, LLC	Exhibit 99.1 to the Company's Form 8-K filed November 12, 2013
10.23	Construction Agreement – NACSAC, dated November 6, 2013, between El Dorado Chemical Company and SAIC Constructors, LLC	Exhibit 99.2 to the Company's Form 8-K filed November 12, 2013
10.24	Engineering, Procurement and Construction Agreement, dated December 31, 2013, between El Dorado Chemical Company and SAIC Constructors, LLC	Exhibit 99.1 to the Company's Form 8-K filed January 7, 2014
10.25	Engineering, Procurement and Construction Contract, Amendment No. 1 dated October 20, 2015, by and between El Dorado Ammonia LLC and SAIC Constructors, LLC	Exhibit 10.1 to the Company's Form 8-K filed October 26, 2015
10.26	Settlement Agreement, dated April 26, 2015, by and among the Company and Starboard Value LP and its certain affiliates and associates	Exhibit 99.1 to the Company's Form 8-K filed April 30, 2015
10.27	Consent Decree, dated May 28, 2014, by and among, LSB Industries, Inc., El Dorado Chemical Co., Cherokee Nitrogen Co., Pryor Chemical Co., El Dorado Nitrogen, L.P., the U.S. Department of Justice, the U.S. Environmental Protection Agency, the Alabama Department of Environmental Management, and the Oklahoma Department of Environment Quality	Exhibit 99.1 to the Company's Form 8-K filed June 3, 2014
10.28	Third Amended and Restated Loan and Security Agreement, dated as of January 17, 2017, by and among LSB Industries, Inc., the subsidiaries of LSB Industries, Inc. party thereto, the lenders party thereto, and Wells Fargo Capital Finance, LLC, as the arranger and administrative agent.	Exhibit 10.1 to the Company's Form 8-K filed January 20, 2017
10.29	First Amendment to Third Amended and Restated Loan and Security Agreement, dated as of April 16, 2018, by and among Wells Fargo Capital Finance, LLC, as the arranger and administrative agent, the lenders party thereto, LSB Industries, Inc. and its subsidiaries identified on the signature pages thereto as borrowers and the Company's subsidiaries identified on the signature pages thereto as guarantors.	Exhibit 10.1 to the Company's Form 8-K filed April 20, 2018
10.30	Second Amendment to Third Amended and Restated Loan and Security Agreement, dated as of February 26, 2019, by and among Wells Fargo Capital Finance, LLC, as the arranger and administrative agent, the lenders party thereto, LSB Industries, Inc. and its subsidiaries identified on the signature pages thereto as borrowers and the Company's subsidiaries identified on the signature pages thereto as guarantors.	Exhibit 4.1 to the Company's Form 8-K filed February 28, 2019
10.31	Third Amendment to Third Amended and Restated Loan and Security Agreement, dated as of April 20, 2020, by and among Wells Fargo Capital Finance, LLC, as the arranger and administrative agent, the lenders party thereto, LSB Industries, Inc. and its subsidiaries identified on the signature pages thereto as borrowers and the Company's subsidiaries identified on the signature pages thereto as guarantors	Exhibit 10.3 to the Company's Form 10-Q filed May 7, 2020
10.32	Consent and Fourth Amendment to Third Amended and Restated Loan and Security Agreement, dated as of September 22, 2021, by and among Wells Fargo Capital Finance, LLC, as the arranger and administrative agent, the lenders party thereto, LSB Industries, Inc. and its subsidiaries identified on the signature pages thereto as borrowers and the Company's subsidiaries identified on the signature pages thereto as guarantors	Exhibit 10.1 to the Company's Form 8-K filed September 27, 2021
10.33	Consent and Fifth Amendment to Third Amended and Restated Loan and Security Agreement, dated as of March 2, 2022, by and	Exhibit 10.1 to the Company's Form 8-K filed March 3, 2022

Exhibit Number	Exhibit Title	Incorporated by Reference to the Following
	among Wells Fargo Capital Finance, LLC, as the arranger and administrative agent, the lenders party thereto, LSB Industries, Inc. and its subsidiaries identified on the signature pages thereto as borrowers and the Company's subsidiaries identified on the signature pages thereto as guarantors	
10.34	Joinder Agreement to Intercreditor Agreement, dated November 9, 2015, by and among LSB Funding LLC, Wells Fargo Capital Finance, Inc., as ABL Agent, UMB Bank, N.A., as Notes Agent, LSB Industries, Inc. and the guarantors party thereto	Exhibit 10.4 to the Company's Form 8-K filed November 16, 2015
10.35	Amendment No. 1 to Intercreditor Agreement, dated as of April 25, 2018, among Wells Fargo Capital Finance, LLC, UMB Bank, n.a. and Wilmington Trust, National Association, and acknowledged by LSB Industries, Inc. and the subsidiary guarantors party thereto.	Exhibit 10.1 to the Company's Form 8-K filed April 25, 2018
10.36	Joinder Agreement to Security Agreement, dated November 9, 2015, by and among LSB Funding LLC, UMB Bank, N.A., as Collateral Agent, LSB Industries, Inc. and the guarantors party thereto	Exhibit 10.5 to the Company's Form 8-K filed November 16, 2015
10.37	Board Representation and Standstill Agreement by and among LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly and the Golsen Holders (as defined therein), dated as of December 4, 2015	Exhibit 10.3 to the Company's Form 8-K filed December 8, 2015
10.38	Registration Rights Agreement by and between LSB Industries, Inc. and LSB Funding LLC, dated as of December 4, 2015	Exhibit 10.4 to the Company's Form 8-K filed December 8, 2015
10.39	Letter Agreement, dated as of August 12, 2016, by and among LSB Industries, Inc., LSB Funding LLC and Security Benefit Corporation	Exhibit 10.1 to the Company's Form 8-K filed August 12, 2016
10.40*	Transition Agreement dated June 30, 2017 by and between Jack E. Golsen and LSB Industries, Inc.	Exhibit 10.1 to the Company's Form 8-K filed on June 30, 2017
10.41	Amendment, dated October 26, 2017, to the Board Representation and Standstill Agreement by and between LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly, Jack E. Golsen, Barry H. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC and Golsen Petroleum Corp., dated as of December 4, 2015	Exhibit 10.1. to the Company's Form 8-K Filed on October 26, 2017
10.42	Amendment to Board Representation and Standstill Agreement, dated as of October 18, 2018, by and among LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly and the Golsen Holders (as defined therein)	Exhibit 10.2 to the Company's Form 8-K filed October 19, 2018

Exhibit Number	Exhibit Title	Incorporated by Reference to the Following
10.43	Amendment and Waiver to Board Representation and Standstill Agreement, dated as of September 27, 2021, by and among the Company, the Holder and the other parties thereto	Exhibit 10.1 to the Company's Form 8-K filed September 27, 2021
10.44	Securities Exchange Agreement, dated July 19, 2021, by and between LSB Industries, Inc. and LSB Funding LLC	Exhibit 10.1 to the Company's Form 8-K filed July 19, 2021
10.45(a)	Written Consent of LSB Funding, LLC approving of the incurrence of indebtedness by LSB Industries, Inc., dated September 22, 2021, as amended September 28, 2021, provided pursuant to the Securities Exchange Agreement, dated as of July 19, 2021, between LSB Industries, Inc. and LSB Funding, LLC	
10.46	Joinder Agreement to Intercreditor Agreement, dated as of October 14, 2021, by Wilmington Trust, National Association, as Notes Trustee, and acknowledged by Wilmington Trust, National Association, as Existing Notes Trustee, Wells Fargo Capital Finance, LLC, LSB Industries, Inc. and the subsidiary guarantors party thereto.	Exhibit 10.1 to the Company's Form 8-K filed October 15, 2021
10.47(a)	Written Consent of LSB Funding, LLC approving of the incurrence of indebtedness by LSB Industries, Inc., dated March 2, 2022, provided pursuant to the Securities Exchange Agreement, dated as of July 19, 2021, between LSB Industries, Inc. and LSB Funding, LLC	
10.48	The Board Representation Letter Agreement, dated as of August 10, 2022, by and among the Company, LSB Funding, SBT Investors and the other parties thereto	Exhibit 10.1 to the Company's Form 8-K filed on August 15, 2022
10.49	The Rights Letter Agreement, dated as of August 10, 2022, by and among the Company, LSB Funding and SBT Investors	Exhibit 10.2 to the Company's Form 8-K filed on August 15, 2022
21.1(a)	Subsidiaries of the Company	
23.1(a)	Consent of Independent Registered Public Accounting Firm	
31.1(a)	Certification of Mark T. Behrman, Chief Executive Officer, pursuant to Sarbanes-Oxley Act of 2002, Section 302	
31.2(a)	Certification of Cheryl A. Maguire, Chief Financial Officer, pursuant to Sarbanes-Oxley Act of 2002, Section 302	
32.1(a)	Certification of Mark T. Behrman, Chief Executive Officer, furnished pursuant to Sarbanes-Oxley Act of 2002, Section 906	
32.2(a)	Certification of Cheryl A. Maguire, Chief Financial Officer, furnished pursuant to Sarbanes-Oxley Act of 2002, Section 906	
101.INS(a)	Inline XBRL Instance Document	
101.SCH(a)	Inline XBRL Taxonomy Extension Schema Document	
101.CAL(a)	Inline XBRL Taxonomy Extension Calculation Linkbase Document	
101.DEF(a)	Inline XBRL Taxonomy Extension Definition Linkbase Document	
101.LAB(a)	Inline XBRL Taxonomy Extension Labels Linkbase Document	
101.PRE(a)	Inline XBRL Taxonomy Extension Presentation Linkbase Document	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

* Executive Compensation Plan or Arrangement
(a)   Filed herewith

LSB Industries, Inc.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	By: /s/ Mark T. Behrman
February 23, 2023	Mark T. Behrman, President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated:	By: /s/ Mark T. Behrman
February 23, 2023	Mark T. Behrman, President and Chief Executive Officer (Principal Executive Officer) and Director
Dated:	By: /s/ Cheryl A. Maguire
February 23, 2023	Cheryl A. Maguire, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer Officer)
Dated:	By: /s/ Richard W. Roedel
February 23, 2023	Richard W. Roedel, Chairman of the Board of Directors
Dated:	By: /s/ Jonathan S. Bobb
February 23, 2023	Jonathan S. Bobb, Director
Dated:	By: /s/ Barry H. Golsen
February 23, 2023	Barry H. Golsen, Director
Dated:	By: /s/ Kanna Kitamura
February 23, 2023	Kanna Kitamura, Director
Dated:	By: /s/ Steven L. Packebush
February 23, 2023	Steven L. Packebush, Director
Dated:	By: /s/ Diana M. Peninger
February 23, 2023	Diana M. Peninger, Director
Dated:	By: /s/ Richard S. Sanders Jr.
February 23, 2023	Richard S. Sanders Jr., Director
Dated:	By: /s/ Lynn F. White
February 23, 2023	Lynn F. White, Director

LSB Industries, Inc.

Consolidated Financial Statements
And Schedule for Inclusion in Form 10-K
For the Fiscal Year ended December 31, 2022

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of LSB Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LSB Industries, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young

We have served as the Company's auditor since 1968.

Oklahoma City, Oklahoma

February 23, 2023

LSB Industries, Inc.

Consolidated Balance Sheets

		December 31,	
	2022		**2021**
	(In Thousands)		
Assets			
Current assets:			
Cash and cash equivalents	$ 63,769	$	82,144
Short-term investments	330,553		—
Accounts receivable	75,494		86,902
Allowance for doubtful accounts	(699)		(474)
Accounts receivable, net	74,795		86,428
Inventories:			
Finished goods	28,893		14,688
Raw materials	1,990		1,895
Total inventories	30,883		16,583
Supplies, prepaid items and other:			
Prepaid insurance	17,429		14,244
Precious metals	13,323		14,945
Supplies	27,501		26,558
Other	8,346		2,234
Total supplies, prepaid items and other	66,599		57,981
Total current assets	566,599		243,136
Property, plant and equipment, net	848,661		858,480
Other assets:			
Operating lease assets	22,682		27,317
Intangible and other assets, net	1,877		3,907
	24,559		31,224
	$ 1,439,819	$	1,132,840

(Continued on following page)

LSB Industries, Inc.

Consolidated Balance Sheets (continued)

	December 31, 2022	December 31, 2021
	(In Thousands)	
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 78,182**	$ 49,458
Short-term financing	**16,134**	12,716
Accrued and other liabilities	**38,470**	33,301
Current portion of long-term debt	**9,522**	9,454
Total current liabilities	**142,308**	104,929
Long-term debt, net	**702,733**	518,190
Noncurrent operating lease liabilities	**14,896**	19,568
Other noncurrent accrued and other liabilities	**522**	3,030
Deferred income taxes	**63,487**	26,633
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common stock, $.10 par value; 150 million shares authorized, 91.2 million shares issued	**9,117**	9,117
Capital in excess of par value	**497,179**	493,161
Retained earnings (accumulated deficit)	**199,092**	(31,255)
	705,388	471,023
Less treasury stock, at cost:		
Common stock, 14.9 million shares (1.4 million shares at December 31, 2021)	**189,515**	10,533
Total stockholders' equity	**515,873**	460,490
	$ 1,439,819	$ 1,132,840

See accompanying notes.

LSB Industries, Inc.

Consolidated Statements of Operations

	Year Ended December 31,		
	2022	2021	2020
	(In Thousands, Except Per Share Amounts)		
Net sales	$ **901,711**	$ 556,239	$ 351,316
Cost of sales	**553,344**	417,260	334,268
Gross profit	**348,367**	138,979	17,048
Selling, general and administrative expense	**39,428**	38,028	32,084
Other expense (income), net	**561**	(97)	499
Operating income (loss)	**308,378**	101,048	(15,535)
Interest expense, net	**46,827**	49,378	51,115
Net loss on extinguishments of debt	**113**	10,259	—
Non-operating other expense (income), net	**(8,083)**	2,422	10
Income (loss) before benefit for income taxes	**269,521**	38,989	(66,660)
Provision (benefit) for income taxes	**39,174**	(4,556)	(4,749)
Net income (loss)	**230,347**	43,545	(61,911)
Dividends on convertible preferred stocks	**—**	298	300
Dividends on Series E redeemable preferred stock	**—**	29,914	35,182
Accretion of Series E redeemable preferred stock	**—**	1,523	2,026
Deemed dividend on Series E and Series F redeemable preferred stocks	**—**	231,812	—
Net income (loss) attributable to common stockholders	$ **230,347**	$ (220,002)	$ (99,419)
Income (loss) per common share			
Basic:			
Net income (loss)	$ **2.72**	$ (4.40)	$ (2.71)
Diluted:			
Net income (loss)	$ **2.68**	$ (4.40)	$ (2.71)

See accompanying notes.

LSB Industries, Inc.

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Treasury Stock-Common Shares	Non-Redeemable Preferred Stock	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Treasury Stock-Common	Total
				(In Thousands)				
Balance at December 31, 2019	39,901	(2,010)	$ 3,000	$ 3,990	$ 195,971	$ 57,632	$ (13,266)	$ 247,327
Net loss						$ (61,911)		(61,911)
Dividend accrued on redeemable preferred stock						(35,182)		(35,182)
Accretion of redeemable preferred stock						(2,026)		(2,026)
Stock-based compensation					1,761			1,761
Other	25	(65)		3	(382)		53	(326)
Balance at December 31, 2020	39,926	(2,075)	3,000	3,993	197,350	(41,487)	(13,213)	149,643
Net income						43,545		43,545
Issuance of common stock in exchange for redeemable preferred stocks	49,066			4,907	526,232			531,139
Deemed dividend on redeemable preferred stocks					(231,812)			(231,812)
Dividend accrued on redeemable preferred stock prior to exchange						(29,914)		(29,914)
Accretion of redeemable preferred stock prior to exchange						(1,523)		(1,523)
Dividend paid on non-redeemable preferred stock upon conversion						(1,876)		(1,876)
Conversion of non-redeemable preferred stock into common stock	1,192		(3,000)	119	2,881			—
Stock-based compensation					5,516			5,516
Issuance of restricted and unrestricted stock, net	984	700		98	(7,006)		2,680	(4,228)
Balance at December 31, 2021	91,168	(1,375)	-	9,117	493,161	(31,255)	(10,533)	460,490
Net income						230,347		230,347
Stock-based compensation					4,025			4,025
Purchase of common stock		(13,168)					(175,083)	(175,083)
Other		(345)			(7)		(3,899)	(3,906)
Balance at December 31, 2022	91,168	(14,888)	$ -	$ 9,117	$ 497,179	$ 199,092	$ (189,515)	$ 515,873

See accompanying notes.

LSB Industries, Inc.

Consolidated Statements of Cash Flows

		Year Ended December 31,	
	2022	**2021**	**2020**
		(In Thousands)	
Cash flows from operating activities			
Net income (loss)	$ **230,347**	$ 43,545	$ (61,911)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Deferred income taxes	**36,854**	(4,306)	(4,778)
Depreciation and amortization of property, plant and equipment	**66,937**	68,689	69,581
Amortization of intangible and other assets	**1,082**	1,254	1,260
Charge on extinguishments of debt	**113**	10,259	—
Amortization of debt issuance costs, including discounts and premiums	**2,073**	6,067	3,807
Stock-based compensation	**4,025**	5,516	1,761
Loss (gain) associated with commodity contracts	**—**	(2,706)	1,613
Other	**(4,638)**	2,653	910
Cash provided (used) by changes in assets and liabilities:			
Accounts receivable	**10,197**	(42,913)	(4,702)
Inventories	**(14,300)**	3,261	3,550
Supplies, prepaid items and other	**(8,548)**	(8,642)	(6,585)
Accounts payable	**18,821**	932	(6,561)
Other assets and other liabilities	**2,691**	4,018	(458)
Net cash provided (used) by operating activities	**345,654**	87,627	(2,513)
Cash flows from investing activities			
Expenditures for property, plant and equipment	**(45,833)**	(35,128)	(30,471)
Proceeds from short-term investments	**158,879**	—	—
Purchases of short-term investments	**(486,091)**	—	—
Proceeds from vendor settlements associated with property, plant and equipment	**—**	—	1,647
Other investing activities	**3,310**	434	398
Net cash used by investing activities	**(369,735)**	(34,694)	(28,426)

(Continued on following page)

LSB Industries, Inc.

Consolidated Statements of Cash Flows (continued)

	Year Ended December 31, 2022	2021	2020
		(In Thousands)	
Cash flows from financing activities			
Proceeds from revolving debt facility	**$ —**	$ 12,000	$ 30,000
Payments on revolving debt facility	**—**	(12,000)	(30,000)
Proceeds from 6.25% senior secured notes	**200,000**	500,000	—
Payments on 9.625% senior secured notes	**—**	(435,000)	—
Proceeds from other long-term debt	**—**	—	42,570
Payments on other long-term debt	**(13,750)**	(10,472)	(21,356)
Payments of debt-related costs, including extinguishment costs	**(4,840)**	(27,254)	(124)
Proceeds from short-term financing	**20,143**	16,689	14,589
Payments on short-term financing	**(16,725)**	(17,549)	(10,941)
Payments of costs to exchange redeemable preferred stocks for common stock	**(135)**	(7,363)	—
Acquisition of treasury stock, net	**(174,975)**	—	—
Taxes paid on equity awards	**(4,012)**	(4,228)	(326)
Payments of dividends on non-redeemable preferred stocks	**—**	(1,876)	—
Net cash provided by financing activities	**5,706**	12,947	24,412
Net increase (decrease) in cash and cash equivalents	**(18,375)**	65,880	(6,527)
Cash and cash equivalents at beginning of year	**82,144**	16,264	22,791
Cash and cash equivalents at end of year	**$ 63,769**	$ 82,144	$ 16,264

See accompanying notes.

1. Summary of Significant Accounting Policies

Basis of Consolidation – LSB Industries, Inc. ("LSB") and its subsidiaries (the "Company", "we", "us", or "our") are consolidated in the accompanying consolidated financial statements. LSB is a holding company with no significant operations or assets other than cash, cash equivalents, and investments in its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

Nature of Business – We are engaged in the manufacture and sale of chemical products. The chemical products we primarily manufacture, market and sell are ammonia, fertilizer grade AN ("HDAN") and UAN for agricultural applications, high purity and commercial grade ammonia, high purity AN, sulfuric acids, concentrated, blended and regular nitric acid, mixed nitrating acids, carbon dioxide, and diesel exhaust fluid for industrial applications, and industrial grade AN ("LDAN") and solutions for the mining industry. We manufacture and distribute our products in four facilities; three of which we own and are located in El Dorado, Arkansas (the "El Dorado Facility"); Cherokee, Alabama (the "Cherokee Facility"); and Pryor, Oklahoma (the "Pryor Facility"); and one of which we operate on behalf of Covestro LLC in Baytown, Texas (the "Baytown Facility").

Sales to customers include farmers, ranchers, fertilizer dealers and distributors primarily in the ranch land and grain production markets in the United States ("U.S."); industrial users of acids throughout the U.S. and parts of Canada; and explosive manufacturers in the U.S. and parts of Mexico, Canada and the Caribbean.

Use of Estimates – The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Repurchase Program – During May 2022, our Board authorized a $50 million stock repurchase program. In August 2022, our Board authorized an increase in the size of the stock repurchase program to $100 million. In October 2022, our Board approved another expansion of the stock repurchase program, authorizing us to repurchase an additional $75 million of our outstanding common stock under the stock repurchase program. During 2022, we completed the repurchase authorizations by repurchasing approximately 13.5 million shares at an average cost of approximately $13 per share, including 9.0 million shares that were repurchased at an average cost of approximately $13 per share in connection with public offerings by LSB Funding and SBT Investors, each of which is an affiliate of Eldridge.

Increase in Authorized Shares of Common Stock and a Stock Dividend – In 2021, our stockholders approved an increase the number of authorized shares of our common stock to 150 million shares of common stock. The stockholder also approved the issuance and sale of up to approximately 60.4 million shares of common stock of the Company upon the exchange of all of the outstanding shares of Series E and Series F Redeemable Preferred. The stockholder also amended the certificate of designations of the Series E Redeemable Preferred to eliminate the right to participate in connection with the declaration of a proposed common stock dividend with respect to our common stock at the time of amendment.

In August 2021, our Board declared a common stock dividend ("Special Dividend"), the Special Dividend was completed in the form of a stock dividend of 0.3 shares of our common stock, for each outstanding share of common stock (excluding common stock held in the treasury and the common shares issued as part of the exchange of all of the outstanding shares of Series E and Series F Redeemable Preferred). The Special Dividend was paid through the issuance of approximately 9.1 million shares of common stock on October 8, 2021 to holders of record of common stock, including certain stock-based awards, on September 24, 2021 (the "Record Date"). Our common stock began trading on a stock dividend-adjusted basis on October 13, 2021.

For financial reporting purposes, the Special Dividend was accounted for as a stock split in the form of a stock dividend. As a result, all share and per share information herein was retroactively adjusted to reflect the Special Dividend.

As the result of the exchange transaction discussed above, a change of control event occurred as defined in certain equity award agreements outstanding at the time which are discussed in Note 10.

Equity Awards – Equity award transactions with employees are measured based on the estimated fair value of the equity awards issued. For equity awards with service conditions that have a graded vesting period, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award. Forfeitures are accounted for as they occur. We may issue new shares of common stock or may use treasury shares associated with the equity awards.

Cash and Cash Equivalents – Investments, which consist of highly liquid investments with original maturities of three months or less, are considered cash equivalents.

Short-Term Investments - Investments, which consist of U.S. treasury bills with an original maturity up to and less than 52 weeks, are considered short-term investments and are classified as Level 1. We intend and have the ability to hold these investments until maturity. These investments are carried at cost which approximated fair value for the period ended December 31, 2022.

Accounts Receivable – Our accounts receivable is at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on accounts receivable balances. Our estimate is based on historical experience and periodic assessment of outstanding accounts receivable, particularly those accounts that are past due (based upon the terms of the sale). Our periodic assessment of our accounts receivable is based on our best estimate of amounts that are not recoverable. Any contract assets consist of receivables from contracts with customers. Our accounts receivable primarily relate to these contract assets and are presented in our consolidated balance sheets.

Sales to our customers are generally unsecured. Credit is extended to customers based on an evaluation of the customer's financial condition and other factors. Customer payments are generally due thirty to sixty days after the invoice date. Concentrations of credit risk with respect to trade receivables are monitored and this risk is reduced due to short-term payment terms relating to most of our significant customers. Six customers (including their affiliates) account for approximately 52% of our total net receivables at December 31, 2022.

Inventories – Inventories are stated at the lower of cost (determined using the first-in, first-out ("FIFO") basis) or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, transportation or disposal. Finished goods include material, labor, and manufacturing overhead costs.

Inventory reserves associated with cost exceeding net realizable value were not material at December 31, 2022 and 2021.

Property, Plant and Equipment – Property, plant and equipment ("PP&E") are stated at cost, net of accumulated depreciation amortization ("D&A"). Leases meeting finance lease criteria are capitalized in PP&E. Major renewals and improvements that increase the life, value, or productive capacity of assets are capitalized in PP&E while maintenance, repairs and minor renewals are expensed as incurred. In addition, maintenance, repairs and minor renewal costs relating to planned major maintenance activities ("Turnarounds") are expensed as they are incurred. All long-lived assets relate to domestic operations.

Fully depreciated assets are retained in PP&E and accumulated D&A accounts until disposal. When PP&E is retired, sold, or otherwise disposed, the asset's carrying amount and related accumulated D&A is removed from the accounts and any gain or loss is included in other income or expense.

For financial reporting purposes, depreciation of the costs of PP&E is computed using the straight-line method over the estimated useful lives of the assets. No provision for depreciation is made on construction in progress or capital spare parts until such time as the relevant assets are put into service.

In general, assets held for sale are reported at the lower of the carrying amounts of the assets or fair values less costs to sell.

Impairment of Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An asset's fair value must be determined when the carrying amount of an asset (asset group) exceeds the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and/or its eventual disposition. If assets to be held and used are considered to be impaired, the impairment to be recognized is the amount by which the carrying amounts of the assets exceed the fair values of the assets as measured by the present value of future net cash flows expected to be generated by the assets or their appraised value. In general, and depending on the event or change in circumstances, our asset groups are reviewed for impairment on a facility-by-facility basis (such as the Cherokee, El Dorado or Pryor Facility).

In addition, if the event or change in circumstance relates to the probable sale of an asset (or group of assets), the specific asset (or group of assets) is reviewed for impairment.

Leases – We determine if an arrangement is a lease at inception or modification of a contract and classify each lease as either an operating or finance lease based on the terms of the contract. We reassess lease classification subsequent to commencement upon a change to the expected lease term or a modification to the contract. A contract contains a lease if the contract conveys the right to control the use of the identified property or equipment, explicitly or implicitly, for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and obtain substantially all of the economic benefit from the use of the underlying asset.

An operating lease asset represents our right to use the underlying asset as a lessee for the lease term and an operating lease liability represent our obligation to make lease payments arising from the lease. Currently, most of our leases are classified as operating leases and primarily relate to railcars, other equipment and office space. Our leases that are classified as finance leases and other leases under which we are the lessor are not material. Variable payments are excluded from the present value of lease payments and are recognized in the period in which the payment is made. Our current leases do not contain residual value guarantees. Most of our leases do not include options to extend or terminate the lease prior to the end of the term. Leases with a term of 12 months or less are not recognized in the balance sheet.

Since our leases generally do not provide an implicit rate, we use our incremental borrowing rate based on the lease term and other information available at the commencement date in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the applicable lease term.

Concentration of Credit Risks for Cash and Cash Equivalents and Sales – Financial instruments relating to cash and cash equivalents potentially subject us to concentrations of credit risk. These financial instruments were held by financial institutions within the U.S. None of the financial instruments held within U.S. were in excess of the federally insured limits.

Net sales to one customer, Koch Fertilizer LLC ("Koch Fertilizer"), represented approximately 21%, 15% and 10% of our total net sales for 2022, 2021 and 2020, respectively. Net sales to one customer, Coffeyville Resources Nitrogen Fertilizer, LLC ("CVR"), represented approximately 14%, 12% and 13% of our total net sales for 2022, 2021 and 2020, respectively.

Accrued Insurance Liabilities – We are self-insured up to certain limits for group health and general liability claims. Above these limits, we have commercial stop-loss insurance coverage for our contractual exposure on group health claims and statutory limits under workers' compensation obligations. We also carry umbrella insurance of $100 million for most general liability and auto liability risks. We have a separate $50 million insurance policy covering pollution liability at our chemical facilities. Additional pollution liability coverage for our other facilities is provided in our general liability and umbrella policies.

Our accrued self-insurance liabilities are based on estimates of claims, which include the reported incurred claims amounts plus the reserves established by our insurance adjustors and/or estimates provided by attorneys handling the claims, if any, up to the amount of our self-insurance limits. In addition, our accrued insurance liabilities include estimates of incurred, but not reported, claims based on historical claims experience. The determination of such claims and the appropriateness of the related liability is periodically reviewed and revised, if needed. Changes in these estimated liabilities are charged to operations. Potential legal fees and other directly related costs associated with insurance claims are not accrued but rather are expensed as incurred. Accrued insurance claims are included in accrued and other liabilities. It is reasonably possible that the actual development of claims could be different than our estimates.

Executive Benefit Agreements – We are party to certain benefit agreements with certain key former executives. Costs associated with these individual benefit agreements are accrued based on the estimated remaining service period when such benefits become probable, or they will be paid. Total costs accrued equal the present value of specified payments to be made after benefits become payable.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. We establish valuation allowances if we believe it is more-likely-than-not that some or all of deferred tax assets will not be realized. Significant judgment is applied in evaluating the need for and the magnitude of appropriate valuation allowances against deferred tax assets.

In addition, we do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the relevant taxing authorities based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50% likely to be realized. We record interest related to unrecognized tax positions in interest expense and penalties in operating other expense.

Income tax benefits associated with amounts that are deductible for income tax purposes are recorded through the statement of operations. These benefits are principally generated from the vesting of restricted stock. We reduce income tax expense for investment tax credits in the period the credit arises and is earned.

Contingencies – Certain conditions may exist which may result in a loss, but which will only be resolved when future events occur. We and our legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a loss has been incurred, we accrue for such contingent losses when such losses can be reasonably estimated. If the assessment indicates that a potentially material loss contingency is not probable but reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. Estimates of potential legal fees and other directly related costs associated with contingencies are not accrued but rather are expensed as incurred. Loss contingency liabilities are included in current and noncurrent accrued and other liabilities and are based on current estimates that may be revised in the near term. In addition, we recognize contingent gains when such gains are realized or when the contingencies have been resolved (generally at the time a settlement has been reached).

Asset Retirement Obligations – In general, we record the estimated fair value of an asset retirement obligation ("ARO") associated with tangible long-lived assets in the period it is incurred and when there is sufficient information available to estimate the fair value.

An ARO associated with long-lived assets is a legal obligation under existing or enacted law, statute, written or oral contract or legal construction. AROs, which are initially recorded based on estimated discounted cash flows, are accreted to full value over time through charges to cost of sales. In addition, we capitalize the corresponding asset retirement cost as PP&E, which cost is depreciated or depleted over the related asset's respective useful life. We do not have any assets restricted for the purpose of settling our AROs.

Revenue Recognition and Other Information

Revenue Recognition and Performance Obligations

We determine revenue recognition through the following steps:
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, we satisfy a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Generally, satisfaction occurs when control of the promised goods is transferred to the customer or as services are rendered or completed in exchange for consideration in an amount for which we expect to be entitled. Generally, control is transferred when the preparation for shipment of the product to a customer has been completed and shipment has occurred. Most of our contracts contain a single performance obligation with the promise to transfer a specific product.

Most of our revenue is recognized from performance obligations satisfied at a point in time, however, we have a performance obligation to perform certain services that are satisfied over a period of time. Revenue is recognized from this type of performance obligation as services are rendered and are based on the amount for which we have a right to invoice, which reflects the amount of expected consideration that corresponds directly with the value of the services performed.

Transaction Price Constraints and Variable Consideration

For most of our contracts with customers, the transaction price from the inception of a contract is constrained to a short period of time (generally one month) as these contracts contain terms with variable consideration related to both price and quantity. These contract prices are often based on commodity indexes (such as NYMEX natural gas index) published monthly and the contract quantities are typically based on estimated ranges. The quantities become fixed and determinable over a period of time as each sale order is received from the customer.

The nature of our contracts also gives rise to other types of variable consideration, including volume discounts and rebates, make-whole provisions, other pricing concessions, and short-fall charges. We estimate these amounts based on the expected amount to be provided to customers, which result in a transaction price adjustment reducing revenue (net sales) with the offset increasing contract or refund liabilities. These estimates are based on historical experience, anticipated performance and our best judgment at the time. We reassess these estimates on a quarterly basis.

The aforementioned constraints over transaction prices in conjunction with the variable consideration included in our material contracts prevent a practical assignment of a specific dollar amount to performance obligations at the beginning and end of the period. Therefore, we have applied the variable consideration allocation exception.

Future revenues to be earned from the satisfaction of performance obligations will be recognized when control transfers as goods are loaded and weighed or services are performed over the remaining duration of our contracts.

Practical Expedients and Other Information
We have applied the following practical expedients and policy elections:
- to recognize revenue in the amount we have the right to invoice relating to certain services that are performed for customers and, not disclosing the value of unsatisfied performance obligations related to such services.
- not disclosing the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.
- not adjusting the promised amount of consideration for the effects of a significant financing component if we expect the financing time period to be one year or less.
- expense as incurred any incremental costs of obtaining a contract if the associated period of benefit is one year or less.
- to exclude from the measurement of the transaction price all taxes assessed by a governmental authority.
- to account for shipping and handling as activities to fulfill the promise to transfer the good.

All net sales and long-lived assets relate to domestic operations for the periods presented. Our net sales were mainly to U.S. customers and to customers in Mexico, Canada and the Caribbean.

Recognition of Incentive Tax Credits (Other Than Credits Associated with Income Taxes) – If an incentive tax credit relates to a recovery of taxes (other than income taxes) incurred, we recognize the incentive tax credit when it is probable and reasonably estimable. If an incentive tax credit relates to an amount in excess of taxes incurred, the incentive tax credit is a contingent gain, which we recognize the incentive tax credit when it is realized or when the contingencies have been resolved (generally at the time a settlement has been reached). Amounts recoverable from the taxing authorities, if any, are included in accounts receivable. The same financial statement classification is used for an incentive tax credit as the associated tax incurred.

At December 31, 2022, we did not have an incentive tax credit receivable and it was minimal at December 31, 2021.

Recognition of Insurance Recoveries – If an insurance claim relates to a recovery of our losses, we recognize the recovery when it is probable and reasonably estimable. If our insurance claim relates to a contingent gain, we recognize the recovery when it is realized or when the contingencies have been resolved (generally at the time a settlement has been reached). Amounts recoverable from our insurance carriers, if any, are included in accounts receivable. An insurance recovery in excess of recoverable costs relating to a business interruption claim, if any, is a reduction to cost of sales.

Cost of Sales – Cost of sales includes materials, labor and overhead costs, including depreciation, to manufacture the products sold plus inbound freight, purchasing and receiving costs, inspection costs, internal transfer costs, loading and handling costs, warehousing costs, railcar lease costs and outbound freight. Maintenance, repairs and minor renewal costs relating to Turnarounds are included in cost of sales as they are incurred. Precious metals used as a catalyst and consumed during the manufacturing process are included in cost of sales. Recoveries and gains from precious metals and business interruption insurance claims, if any, are reductions to cost of sales.

Selling, General and Administrative Expense – Selling, general and administrative expense ("SG&A") includes costs associated with the sales, marketing and administrative functions. Such costs include personnel costs, including benefits, professional fees, office and occupancy costs associated with the sales, marketing and administrative functions. Also included in SG&A are any distribution fees paid to third parties to distribute our products.

Derivatives, Hedges and Financial Instruments – Derivatives are recognized in the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in results of operations unless the normal purchase or sale exceptions apply, or hedge accounting is elected. These changes in fair value are changes in assets/liabilities in operating cash flows until cash settlement when the cash flows would be classified according to their nature.

The fair value amounts recognized for our derivative contracts executed with the same counterparty under a master netting arrangement may be offset. We have the choice to offset or not, but that choice must be applied consistently. A master netting arrangement exists if the reporting entity has multiple contracts with a single counterparty that are subject to a contractual agreement that provides for the net settlement of all contracts through a single payment in a single currency in the event of default on or termination of any one contract. Offsetting the fair values recognized for the derivative contracts outstanding with a single counterparty results in the net fair value of the transactions being reported as an asset or a liability in the balance sheet. When applicable, we present the fair values of our derivative contracts under master netting agreements using a gross fair value presentation.

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

Level 1 - Valuations of contracts classified as Level 1 are based on quoted prices in active markets for identical contracts.

Level 2 - Valuations of contracts classified as Level 2 are based on quoted prices for similar contracts and valuation inputs other than quoted prices that are observable for these contracts.

Level 3 - Valuations of assets and liabilities classified as Level 3 are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Income (Loss) per Common Share – Net income (loss) attributable to common stockholders is computed by adjusting net income (loss) by the amount of dividends and dividend requirements (including the deemed dividend discussed above and presented in Note 2) on preferred stocks and the accretion of redeemable preferred stocks, if applicable. Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding, excluding contingently issuable common shares (unvested restricted stock), if applicable. For periods we earn net income, a proportional share of net income is allocated to participating securities, if applicable, determined by dividing total weighted average participating securities by the sum of the total weighted average common shares and participating securities (the "two-class method"). Certain securities (Series E Redeemable Preferred prior to the Exchange Transaction and restricted stock units) participated in dividends declared on our common stock and were therefore considered to be participating securities.

Participating securities have the effect of diluting both basic and diluted income per common share during periods of net income. For periods we incur a net loss, no loss was allocated to participating securities because they have no contractual obligation to share in our losses. Diluted loss per common share is computed after giving consideration to the dilutive effect of our potential common stock instruments that are outstanding during the period, except where such non-participating securities would be anti-dilutive.

Segment Information - We operate in one principal business segment – our chemical business.

Recently Issued Accounting Pronouncements

Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs issued and outstanding or that became effective since January 1, 2022 through the date of these financial statements were assessed and determined not to be applicable or are expected to have minimal impact on our condensed consolidated financial position and results of operations.

2. Net Income (Loss) per Common Share

The following table sets forth the computation of basic and diluted net income (loss) per common share:

	2022	2021	2020
	(In Thousands, Except Per Share Amounts)		
Numerator:			
Net income (loss)	$ 230,347	$ 43,545	$ (61,911)
Adjustments for basic and diluted net loss per common share:			
Dividend requirements on Series E Redeemable Preferred	—	(29,914)	(35,182)
Deemed dividend on Series E and Series F Redeemable Preferred	—	(231,812)	—
Dividend and dividend requirements on Series B Preferred	—	(239)	(240)
Dividend and dividend requirements on Series D Preferred	—	(59)	(60)
Accretion of Series E Redeemable Preferred	—	(1,523)	(2,026)
Numerator for basic and diluted net income (loss) per common share	$ 230,347	$ (220,002)	$ (99,419)
Denominator:			
Denominator for basic net income (loss) per common share - weighted- average shares (1)	84,753	49,963	36,664
Effect of dilutive securities:			
Unvested restricted stock and stock units	1,272	—	—
Dilutive potential common shares	1,272	—	—
Denominator for diluted net income (loss) per common share - adjusted weighted-average shares (1)	86,025	49,963	36,664
Basic net income (loss) per common share	$ 2.72	$ (4.40)	$ (2.71)
Diluted net income (loss) per common share	$ 2.68	$ (4.40)	$ (2.71)

(1)   All periods exclude the weighted-average shares of unvested restricted stock that are contingently issuable.

The following weighted-average shares of securities were not included in the computation of diluted net loss per common share as their effect would have been antidilutive:

	2022	2021	2020
	(In Thousands)		
Restricted stock and stock units	80	1,531	1,588
Stock options	13	13	138
Series E redeemable preferred stock - embedded derivative	—	—	304
Convertible preferred stocks	—	—	1,192
	93	1,544	3,222

3. Property, Plant and Equipment

	Average useful lives (1)	December 31, 2022	2021
		(In Thousands)	
Machinery, equipment and automotive	**25**	**$ 1,283,429**	$ 1,244,617
Buildings and improvements	**26**	**38,021**	44,814
Land improvements	**35**	**8,384**	8,271
Furniture, fixtures and store equipment	**7**	**2,438**	1,156
Construction in progress	**N/A**	**28,029**	15,298
Capital spare parts	**N/A**	**22,300**	26,744
Land	**N/A**	**4,567**	4,567
		1,387,168	1,345,467
Less accumulated depreciation and amortization		**538,507**	486,987
		$ 848,661	$ 858,480

(1) Weighted average useful lives as of December 31, 2022.

Machinery, equipment and automotive primarily includes the categories of property and equipment and estimated useful lives as follows: processing plants and plant infrastructure (15-30 years); certain processing plant components (3-10 years); and trucks, automobiles, trailers, and other rolling stock (4-7 years).

4. Accrued and Other Liabilities

	December 31, 2022	2021
	(In Thousands)	
Accrued payroll and benefits	**$ 12,440**	$ 9,794
Accrued interest	**11,196**	8,397
Current portion of operating lease liabilities	**7,259**	7,755
Other	**8,097**	10,385
	38,992	36,331
Less noncurrent portion	**522**	3,030
Current portion of accrued and other liabilities	**$ 38,470**	$ 33,301

5. Asset Retirement Obligations

We own the land on which our plants operate, limiting AROs at our owned chemical facilities. However, we have various legal requirements related to operations at our chemical facilities mainly for the disposal of wastewater generated at certain of these facilities. At December 31, 2022 and 2021, our accrued liability for AROs was $100,000. However, the facilities and some of the water related assets have an indeterminate life and as a result there is insufficient information to estimate the fair value for certain of our AROs. We will continue to review these obligations and record a liability when a reasonable estimate of the fair value can be made.

6. Long-Term Debt

	December 31,		
	2022		2021
	(In Thousands)		
Working Capital Revolver Loan, with a current interest rate of 8.00% (A)	$ **—**	$	—
Senior Secured Notes due 2028 (B)	**700,000**		500,000
Secured Financing due 2023, with an interest rate of 8.32% (C)	**4,161**		7,712
Secured Financing Agreement due 2025, with an interest rate of 8.75% (D)	**19,277**		23,987
Secured Loan Agreement due 2025 (E)	**—**		5,328
Other	**1,138**		339
Unamortized debt issuance costs	**(12,321)**		(9,722)
	712,255		527,644
Less current portion of long-term debt (F)	**9,522**		9,454
Long-term debt due after one year, net (F)	$ **702,733**	$	518,190

(A) Our revolving credit facility, as amended (the "Working Capital Revolver Loan"), provides for advances up to $65 million (the "Maximum Revolver Amount"), based on specific percentages of eligible accounts receivable and inventories and up to $10 million of letters of credit, the outstanding amount of which reduces the available for borrowing under the Working Capital Revolver Loan. At December 31, 2022, our available borrowings under our Working Capital Revolver Loan were approximately $64.1 million, based on our eligible collateral, less outstanding letters of credit and loan balance. The maturity date of the Working Capital Revolver Loan is on the earlier of (i) the date that is 90 days prior to the earliest stated maturity date of the Senior Secured Notes (unless refinanced or repaid) and (ii) February 26, 2024. Subject to certain conditions and subject to lender approval, the Maximum Revolver Amount may increase up to an additional $10 million. The Working Capital Revolver Loan also provides for a springing financial covenant (the "Financial Covenant"), which requires that, if the borrowing availability is less than 10.0% of the total revolver commitments, then the borrowers must maintain a minimum fixed charge coverage ratio of not less than 1.00 to 1.00. The Financial Covenant, if triggered, is tested monthly.

Interest accrues on outstanding borrowings under the Working Capital Revolver Loan at a rate equal to, at our election, either (a) LIBOR for an interest period selected by us plus an applicable margin equal to 1.50% per annum or 1.75% per annum, depending on borrowing availability under the Working Capital Revolver Loan, or (b) Wells Fargo Capital Finance's prime rate plus an applicable margin equal to 0.50% per annum or 0.75% per annum, depending on borrowing availability under the Working Capital Revolver Loan. Interest is paid quarterly, if applicable.

The Working Capital Revolver Loan contains customary covenants including limitations on asset sales, liens, debt incurrence, restricted payments, investments, dividends and transactions with affiliates.

The Working Capital Revolver Loan includes customary events of default. Upon the occurrence of any event of default, the obligations under the Working Capital Revolver Loan may be accelerated and the revolver commitments may be terminated.

Obligations under the Working Capital Revolver Loan are secured by a first priority security interest in substantially all of our current assets, including accounts receivable and inventory, subject to certain customary exceptions.

(B) On October 14, 2021, LSB completed the issuance and sale of $500 million in aggregate principal amount of its 6.25% Senior Secured Notes due 2028 (the "Notes"). The New Notes were issued pursuant to an indenture, dated as of October 14, 2021 (the "Indenture"), by and among LSB, the subsidiary guarantors which includes all of our consolidated subsidiaries named therein, and Wilmington Trust, National Association, a national banking association, as trustee and collateral agent. The New Notes were issued at a price equal to 100% of their face value. Most of the proceeds from the Notes were used to redeem all of our existing Senior Secured Notes due 2023 (the "Old Notes"), to pay related transaction fees, and the remaining portion to be used for general corporate purposes. The redemption was completed by the trustee on October 29, 2021.

The Old Notes were redeemed in accordance with the contractual terms and was accounted for as an extinguishment of debt. As a result, we recognized a loss on extinguishment of debt of approximately $20.3 million in 2021, primarily consisting of the contractual redemption premium paid and the expensing of unamortized debt issuance costs associated with the Old Notes.

On March 8, 2022, LSB completed the issuance and sale of an additional $200 million aggregate principal amount of the Notes (the "New Notes"), which were issued pursuant to the Indenture (the Notes together with the New Notes, the "Senior Secured Notes"). The New Notes were issued at a price equal to 100% of their face value, plus accrued interest from October 14, 2021 to March 7, 2022.

The Senior Secured Notes mature on October 15, 2028, ranking senior in right of payment to all of our debt that is expressly subordinated in right of payment to the notes, and will rank pari passu in right of payment with all of our liabilities that are not so subordinated, including the Working Capital Revolver Loan. LSB's obligations under the New Notes are jointly and severally guaranteed by the subsidiary guarantors named in the Indenture on a senior secured basis.

Interest on the Senior Secured Notes accrues at a rate of 6.25% per annum and is payable semi-annually in arrears on May 15 and October 15 of each year.

Pursuant to the Indenture, LSB may redeem the New Notes at its option, in whole or in part, at certain redemption prices, including a "make-whole" premium, as set forth in the Indenture but also includes redemption requirements associated with a change of control (as defined in the Indenture). The New Notes do not have any conversion features. In addition, the Indenture contains customary covenants that limit, among other things, LSB and certain of its subsidiaries' ability to engage in certain transactions and also provides for customary events of default (subject in certain cases to customary grace and cure periods). Generally, if an event of default occurs and is continuing, the trustee or holders of at least 25% in principal amount of the then outstanding New Notes may declare the principal of and accrued but unpaid interest on all the Senior Secured Notes to be due and payable.

LSB may redeem the Senior Secured Notes at its option, in whole or in part, subject to the payment of a premium of 3.125% of the principal amount so redeemed, in the case of any optional redemption on or after October 15, 2024, a premium of 1.563% in the case of any optional redemption on or after October 15, 2025, and no premium in the case of any optional redemption on or after October 15, 2026. If LSB experiences a change of control, it must offer to purchase the Senior Secured Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The Indenture contains covenants that limit, among other things, LSB and certain of its subsidiaries' ability to (1) incur additional indebtedness; (2) declare or pay dividends, redeem stock or make other distributions to stockholders; (3) make other restricted payments, including investments; (4) create dividend and other payment restrictions affecting its subsidiaries; (5) create liens or use assets as security in other transactions; (6) merge or consolidate, or sell, transfer, lease or dispose of all or substantially all of our assets; and (7) enter into transactions with affiliates. Further, during any such time when the Senior Secured Notes are rated investment grade by each of Moody's Investors Service, Inc. and Standard & Poor's Investors Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, certain of the covenants will be suspended with respect to the Senior Secured Notes.

Obligations in respect of the Senior Secured Notes are secured by a first priority security interest in substantially all of our fixed assets, subject to certain customary exceptions.

(C) El Dorado Chemical Company ("EDC"), one of our subsidiaries, is party to a secured financing arrangement with an affiliate of Eldridge. Principal and interest are payable in 48 equal monthly installments with a final balloon payment of approximately $3 million due in June 2023.

(D) In August 2020, El Dorado Ammonia L.L.C. ("EDA"), one of our subsidiaries, entered into a $30 million secured financing arrangement with an affiliate of Eldridge. Beginning in September 2020, principal and interest are payable in 60 equal monthly installments with a final balloon payment of approximately $5 million due in August 2025. This financing arrangement is secured by an ammonia storage tank and is guaranteed by LSB.

(E) During 2022 EDC's secured loan agreement with an affiliate of Eldridge was paid off resulting in a minimal loss on extinguishment of debt. This loan incurred interest at a rate of 8.75% and had an original maturity date of March 2025.

(F) Maturities of long-term debt for each of the five years after December 31, 2022 are as follows (in thousands):

2023	$ 9,522
2024	5,838
2025	8,793
2026	173
2027	125
Thereafter	700,125
Less: Debt issuance costs	12,321
	$ 712,255

7. Income Taxes

Provision (benefit) for income taxes are as follows:

		2022		2021		2020
				(In Thousands)		
Current:						
Federal	$	—	$	—	$	(4)
State		2,320		(250)		33
Total Current	$	2,320	$	(250)	$	29
Deferred:						
Federal	$	43,217	$	(6,217)	$	(4,631)
State		(6,363)		1,911		(147)
Total Deferred	$	36,854	$	(4,306)	$	(4,778)
Provision (benefit) for income taxes	$	39,174	$	(4,556)	$	(4,749)

The current provision (benefit) for federal and state income taxes shown above includes federal and state income tax after the consideration of permanent and temporary differences between income for GAAP and tax purposes.

The deferred tax provision (benefit) results from the recognition of changes in our prior year deferred tax assets and liabilities, and the utilization of federal and state NOL carryforwards and other temporary differences. We reduce income tax expense for tax credits in the year they arise and are earned. On December 31, 2022, our gross amount of tax credits available to offset state income taxes was $4.3 million ($3.4 million net of federal benefit). Most of these tax credits carryforward for 9 years and begin expiring in 2022. The gross amount of federal tax credits was $8.1 million. These credits carryforward for 20 years and begin expiring in 2034.

In 2022, we utilized approximately $240 million and $243 million of federal and state NOL carryforwards, respectively, to reduce tax liabilities and in 2021, we utilized approximately $64 million and $56 million of federal and state NOL carryforwards, respectively, to reduce tax liabilities (minimal in 2020). On December 31, 2022, we have remaining federal and state tax NOL carryforwards of $352 million and $440 million, respectively. The federal NOL carryforwards begin expiring in 2036 and the state NOL carryforwards began expiring in 2023.

We considered both positive and negative evidence in our determination of the need for valuation allowances for the deferred tax assets associated with federal and state NOLs and federal credits and in conjunction with the IRC Section 382 limitation. Information evaluated includes our financial position and results of operations for the current and preceding years, the availability of deferred tax liabilities and tax carrybacks, as well as an evaluation of currently available information about future years. Valuation allowances are reflective of our quarterly analysis of the four sources of taxable income, including the calculation of the reversal of existing tax assets and liabilities, the impact of annual utilization limitations of interest expense and net operating losses and our results of operations. Based on our analysis, we believe that it is more-likely-than-not that all of our federal deferred tax assets will be utilized and a portion of our state deferred tax assets will not be able to be utilized. Information relating to our valuation allowance are included in the tables below. In 2022, the provision for income taxes includes the reversal of approximately $13 million of federal valuation allowance and $19 million of state valuation allowance primarily due to current year income. There is no federal valuation allowance left as of December 31, 2022.

Deferred tax assets and liabilities include temporary differences and carryforwards as follows:

	December 31,	
	2022	2021
	(In Thousands)	
Deferred compensation	$ 2,354	$ 2,390
Other accrued liabilities	1,813	1,721
Lease liability	5,215	6,710
Interest expense carryforward	16,025	27,928
Net operating loss	93,201	159,213
Other	11,950	12,030
Less valuation allowance on deferred tax assets	(14,916)	(46,968)
Total deferred tax assets	$ 115,642	$ 163,024
Property, plant and equipment	(169,507)	(178,535)
Right-of-use-assets	(5,340)	(6,709)
Prepaid and other insurance reserves	(4,282)	(4,413)
Total deferred tax liabilities	$ (179,129)	$ (189,657)
Net deferred tax liabilities	$ (63,487)	$ (26,633)

All of our income (loss) before taxes relates to domestic operations. Detailed below are the differences between the amount of the provision (benefit) for income taxes and the amount which would result from the application of the federal statutory rate to "Income (loss) before benefit for income taxes."

	2022	2021	2020
	(In Thousands)		
Provision (benefit) for income taxes at federal statutory rate	$ 56,543	$ 8,187	$ (13,999)
State current and deferred income tax provision (benefit)	9,374	1,833	(5,094)
Valuation allowance - Federal	(12,701)	(13,400)	8,758
Valuation allowance - State	(19,351)	(4,286)	4,308
State tax rate changes	2,824	7,360	(660)
Tax credits	—	(2,835)	—
PPP loan forgiveness	—	(2,456)	—
Other	2,485	1,041	1,938
Provision (benefit) for income taxes	$ 39,174	$ (4,556)	$ (4,749)

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows:

	2022	2021	2020
	(In Thousands)		
Balance at beginning of year	$ —	$ 464	$ 519
Additions based on tax positions related to the current year	—	—	—
Reductions for tax positions of prior years	—	(464)	(55)
Balance at end of year	$ —	$ —	$ 464

We expect that the amount of unrecognized tax benefits may change as the result of ongoing operations, the outcomes of audits, and the expiration of statute of limitations. This change is not expected to have a significant effect on our results of operations or financial condition. As of December 31, 2022, there is no remaining uncertain tax position.

We record interest related to unrecognized tax positions in interest expense and penalties in operating other expense. For 2022, 2021 and 2020, the amounts for interest and penalties associated with unrecognized tax positions were minimal. At December 31, 2022, there was no accrued interest or penalties (none at December 31, 2021).

LSB and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the 2019-2022 years remain open for all purposes of examination by the U.S. Internal Revenue Service ("IRS") and other major tax jurisdictions. Additionally, the 2013-2018 years remain subject to examination for determining the amount of net operating loss and other carryforwards.

8. Commitments and Contingencies

Purchase and Sales Commitments – We have the following significant purchase and sales commitments.

UAN supply agreement – During 2022, Pryor Chemical Company ("PCC") provided notice of termination under the Urea Ammonium Nitrate Purchase Agreement with Coffeyville Resources Nitrogen Fertilizers, LLC ("CVR"), dated March 3, 2016 (as amended, the "CVR Purchase Agreement"). The termination was effective as of December 31, 2022. Under the CVR Purchase Agreement, CVR had the exclusive right to purchase substantially all of the UAN produced at the Pryor Facility. PCC did not incur any early termination penalties in connection with the termination of the CVR Purchase Agreement. PCC elected to terminate the CVR Purchase Agreement to pursue alternative marketing arrangements for the UAN it produces at the Pryor Facility. The CVR Purchase Agreement provided for a three-year term beginning June 1, 2016, with optional one-year renewals. The CVR Purchase Agreement permitted termination after May 31, 2019 (i) by CVR upon six months' notice or (ii) by PCC upon three months' notice or if the Pryor Facility is shut down for lack of profitability.

Ammonia supply agreement – During 2022, El Dorado Chemical Company ("EDC") received a notice of non-renewal of the Ammonia Purchase and Sale Agreement with Koch Fertilizer, dated November 2, 2015 (as amended, the "Ammonia Purchase Agreement" or the "Agreement"). Under the Agreement Koch Fertilizer agreed to purchase, with minimum purchase requirements, the ammonia that (a) will be produced at the El Dorado Facility and (b) a portion that is in excess of EDC's needs as defined. The notice is a procedural requirement to keep the contract from automatically renewing and the parties are renegotiating the terms of the Agreement to continue supply beyond the termination date of June 30, 2023.

Nitric acid supply agreement – EDC is party to an agreement with a customer to supply nitric acid. Under the agreement, EDC agreed to supply between 70,000 to 100,000 tons of nitric acid annually. The initial contract term began in 2021 and extends through 2027 but includes automatic one-year renewal terms unless terminated by either party in writing 180 days before the current contract expiration date.

Settlements and Outstanding Natural Gas Purchase Commitments – During several days in February 2021, the Pryor Facility was taken out of service after extreme cold weather caused a surge in natural gas prices in the region, along with the curtailment of gas distribution by the operator of the pipeline that supplies natural gas to the facility. Also, as a result of unprecedented cold weather conditions, the primary natural gas supplier to our El Dorado Facility asserted a claim of force majeure and materially restricted the supply of gas to the facility. In order to mitigate a portion of the commodity price risk associated with natural gas, we periodically enter into natural gas forward contracts and volume purchase commitments that locked in the cost of certain volumes of natural gas. Prior to this weather event, we had both types of arrangements. During 2021, as a result of the extreme conditions previously described, we settled all of our natural gas forward contracts and certain volume purchase commitments at that time and recognized a realized gain of approximately $6.8 million, which includes the realized gain discussed under "Natural Gas Contracts" in Note 9 and was classified as a reduction to cost of sales.

At December 31, 2022 certain of our natural gas contracts qualify as normal purchases under GAAP and thus are not mark-to-market, which contracts included volume purchase commitments with fixed costs of approximately 8.1 million MMBtus of natural gas. These contracts extend through December 2023 at a weighted-average cost of $6.25 per MMBtu ($50.8 million) and a weighted-average market value of $4.19 per MMBtu ($34.0 million).

In addition, we had standby letters of credit outstanding of approximately $0.9 million at December 31, 2022.

Wastewater Pipeline Operating Agreement – EDC is party to an operating agreement for the right to use a pipeline to dispose its wastewater. EDC is contractually obligated to pay a portion of the operating costs of the pipeline, as incurred, which portion is estimated to be $60,000 to $90,000 annually. The initial term of the operating agreement is through December 2053.

Performance and Payment Bonds – We are contingently liable to sureties in respect of certain insurance bonds issued by the sureties in connection with certain contracts entered into by certain subsidiaries in the normal course of business. These insurance bonds primarily represent guarantees of future performance of our subsidiaries. As of December 31, 2022, we have agreed to indemnify the sureties for payments, up to $9.7 million, made by them in respect of such bonds. All of these insurance bonds are expected to expire or be renewed in 2023.

Employment and Severance Agreements - We have employment and severance agreements with several of our officers. The agreements, as amended, provide for annual base salaries, bonuses and other benefits commonly found in such agreements. In the event of termination of employment due to a change in control (as defined in the agreements), the agreements provide for payments aggregating $10.8 million at December 31, 2022. Also see Note 13-Related Party Transactions.

Legal Matters - Following is a summary of certain legal matters involving the Company:

A. Environmental Matters

Our facilities and operations are subject to numerous federal, state and local environmental laws and to other laws regarding health and safety matters (collectively, the "Environmental and Health Laws"), many of which provide for certain performance obligations, substantial fines and criminal sanctions for violations. Certain Environmental and Health Laws impose strict liability as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken.

In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety effects of our operations.

There can be no assurance that we will not incur material costs or liabilities in complying with such laws or in paying fines or penalties for violation of such laws. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. The Environmental and Health Laws and related enforcement policies have in the past resulted and could in the future result, in significant compliance expenses, cleanup costs (for our sites or third-party sites where our wastes were disposed of), penalties or other liabilities relating to the handling, manufacture, use, emission, discharge or disposal of hazardous or toxic materials at or from our facilities or the use or disposal of certain of its chemical products. Further, a number of our facilities are dependent on environmental permits to operate, the loss or modification of which could have a material adverse effect on their operations and our financial condition.

Historically, significant capital expenditures have been incurred by our subsidiaries in order to comply with the Environmental and Health Laws and significant capital expenditures are expected to be incurred in the future. We will also be obligated to manage certain discharge water outlets and monitor groundwater contaminants at our facilities should we discontinue the operations of a facility.

As of December 31, 2022, our accrued liabilities for environmental matters totaled approximately $0.5 million relating primarily to the matters discussed below. Estimates of the most likely costs for our environmental matters are generally based on preliminary or completed assessment studies, preliminary results of studies, or our experience with other similar matters. It is reasonably possible that a change in the estimate of our liability could occur in the near term.

1. Discharge Water Matters

Each of our manufacturing facilities generates process wastewater, which may include cooling tower and boiler water quality control streams, contact storm water and miscellaneous spills and leaks from process equipment. The process water discharge, storm-water runoff and miscellaneous spills and leaks are governed by various permits generally issued by the respective state environmental agencies as authorized and overseen by the U.S. Environmental Protection Agency. These permits limit the type and volume of effluents that can be discharged and control the method of such discharge.

In 2017, the PCC filed a Permit Renewal Application for its Non-Hazardous Injection Well Permit at the Pryor Facility. Although the Injection Well Permit expired in 2018, PCC continues to operate the injection well pending the Oklahoma Department of Environmental Quality ("ODEQ") action on the Permit Renewal Application. Since that time, PCC and ODEQ engaged in ongoing discussions related to the renewal of the injection well to address the wastewater stream. In 2022, ODEQ responded to the application in the form of an information request. PCC has submitted a formal response to the information request and is currently evaluating wastewater treatment alternatives.

In 2006, the El Dorado Facility entered into a Consent Administrative Order ("CAO") that recognizes the presence of nitrate contamination in the shallow groundwater. The CAO required EDC to perform semi-annual groundwater monitoring, continue operation of a groundwater recovery system, submit a human health and ecological risk assessment and submit a remedial action plan.
The risk assessment was submitted in 2007. In 2015, the Arkansas Department of Environmental Quality ("ADEQ") stated that El Dorado Chemical was meeting the requirements of the CAO and should continue semi-annual monitoring. A CAO was signed in 2018, which required an Evaluation Report of the data and effectiveness of the groundwater remedy for nitrate contamination. During 2019, the Evaluation Report was submitted to the ADEQ and the ADEQ approved the report. No liability has been established as of December 31, 2022, in connection with this ADEQ matter.

2. Other Environmental Matters

In 2002, certain of our subsidiaries sold substantially all of their operating assets relating to a Kansas chemical facility (the "Hallowell Facility") but retained ownership of the real property where the facility is located. Our subsidiary retained the obligation to be responsible for and perform the activities under, a previously executed consent order to investigate the surface and subsurface contamination at the real property, develop a corrective action strategy based on the investigation and implement such strategy. In addition, certain of our subsidiaries agreed to indemnify the buyer of such assets for these environmental matters.

As the successor to a prior owner of the Hallowell Facility, Chevron Environmental Management Company ("Chevron") has agreed in writing, within certain limitations, to pay and has been paying one-half of the costs of the investigation and interim measures relating to this matter as approved by the Kansas Department of Health and Environment (the "KDHE"), subject to reallocation.

During this process, our subsidiary and Chevron retained an environmental consultant that prepared and performed a corrective action study work plan as to the appropriate method to remediate the Hallowell Facility. During 2020, the KDHE selected a remedy of annual monitoring and the implementation of an Environmental Use Control ("EUC"). This remedy primarily relates to long-term surface and groundwater monitoring to track the natural decline in contamination and is subject to a 5-year re-evaluation with the KDHE.

The final remedy, including the EUC, the finalization of the cost estimates and any required financial assurances remains under discussion with the KDHE. Pending the results from our discussions regarding the final remedy, we continue to accrue our allocable portion of costs primarily for the additional testing, monitoring and risk assessments that could be reasonably estimated, which amount is included in our accrued liabilities for environmental matters discussed above. The estimated amount is not discounted to its present value. As more information becomes available, our estimated accrual will be refined, as necessary.

B. Other Pending, Threatened or Settled Litigation

In 2013, an explosion and fire occurred at the West Fertilizer Co. ("West Fertilizer") located in West, Texas, causing death, bodily injury and substantial property damage. West Fertilizer is not owned or controlled by us, but West Fertilizer was a customer of EDC and purchased AN from EDC from time to time. LSB and EDC received letters from counsel purporting to represent subrogated insurance carriers, personal injury claimants and persons who suffered property damages informing LSB and EDC that their clients are conducting investigations into the cause of the explosion and fire to determine, among other things, whether AN manufactured by EDC and supplied to West Fertilizer was stored at West Fertilizer at the time of the explosion and, if so, whether such AN may have been one of the contributing factors of the explosion. Initial lawsuits filed named West Fertilizer and another supplier of AN as defendants.

In 2014, EDC and LSB were named as defendants, together with other AN manufacturers and brokers that arranged the transport and delivery of AN to West Fertilizer, in the case styled *City of West, Texas vs. CF Industries, Inc., et al.*, in the District Court of McLennan County, Texas. The plaintiffs allege, among other things, that LSB and EDC were negligent in the production and marketing of fertilizer products sold to West Fertilizer, resulting in death, personal injury and property damage. EDC retained a firm specializing in cause and origin investigations with particular experience with fertilizer facilities, to assist EDC in its own investigation. LSB and EDC placed its liability insurance carrier on notice and the carrier is handling the defense for LSB and EDC concerning this matter.

Our product liability insurance policies have aggregate limits of general liability totaling $100 million, with a self-insured retention of $250,000, which retention limit has been met relating to the West Fertilizer matter. In August 2015, the trial court dismissed plaintiff's negligence claims against us and EDC based on a duty to inspect but allowed the plaintiffs to proceed on claims for design defect and failure to warn.

Subsequently, we and EDC have entered into confidential settlement agreements (with approval of our insurance carriers) with several plaintiffs that had claimed wrongful death and bodily injury and insurance companies asserting subrogation claims for damages from the explosion. While these settlements resolve the claims of a number of the claimants in this matter, we continue to be party to litigation related to the explosion. We continue to defend these lawsuits vigorously and we are unable to estimate a possible range of loss at this time if there is an adverse outcome in this matter. As of December 31, 2022, no liability reserve has been established in connection with this matter.

In 2015, we and EDA received formal written notice from Global Industrial, Inc. ("Global") of Global's intention to assert mechanic liens for labor, service, or materials furnished under certain subcontract agreements for the improvement of the new ammonia plant ("Ammonia Plant") at our El Dorado Facility. Global was a subcontractor of Leidos Constructors, LLC ("Leidos"), the general contractor for EDA for the construction for the Ammonia Plant. Leidos terminated the services of Global with respect to their work performed at our El Dorado Facility.

LSB and EDA are pursuing the recovery of any damage or loss caused by Global's work performed through their contract with Leidos at our El Dorado Facility. In March 2016, EDC and LSB were served a summons in a case styled *Global Industrial, Inc. d/b/a Global Turnaround vs. Leidos Constructors, LLC et al.,* in the Circuit court of Union County, Arkansas, wherein Global sought damages under breach of contract and other claims. At the time of the summons, our accounts payable included invoices totaling approximately $3.5

million related to the claims asserted by Global, but such invoices were not approved by Leidos for payment. We have requested indemnification from Leidos under the terms of our contracts, which they have denied. As a result, we are seeking reimbursement of legal expenses from Leidos under our contracts. We also seek damages from Leidos for their wrongdoing during the expansion, including breach of contract, fraud, professional negligence and gross negligence.

During 2018, the court bifurcated the case into: (1) Global's claims against Leidos and LSB and (2) the cross-claims between Leidos and LSB. Part (1) of the case was tried in the court. In March 2020, the court rendered an interim judgment and issued its final judgment in April 2020. In summary, the judgment awarded Global (i) approximately $7.4 million (including the $3.5 million discussed above) for labor, service and materials furnished relating to the Ammonia Plant, (ii) approximately $1.3 million for prejudgment interest and (iii) a claim of lien on certain property and the foreclosure of the lien to satisfy these obligations. In addition, post-judgment interest will accrue at the annual rate of 4.25% until paid. This judgement was accrued for at the time of the ruling, and we continue to accrue post-judgement interest.

We have filed a notice of intent to appeal and the court entered a stay of the judgment pending appeal. LSB intends to vigorously prosecute its claims against Leidos and vigorously contest the cross-claims in Part (2) of the matter. Due to the impact from the COVID-19 pandemic, the trial date for Part (2) of the matter has been delayed and we are awaiting a new trial date.

No liability was established at December 31, 2022 or December 31, 2021, in connection with the cross-claims in Part (2) of the matter, except for certain invoices held in accounts payable. We are also involved in various other claims and legal actions (including matters involving gain contingencies). It is possible that the actual future development of claims could be different from our estimates but, after consultation with legal counsel, we believe that changes in our estimates will not have a material effect on our business, financial condition, results of operations or cash flows.

9. Derivatives, Hedges and Financial Instruments

For the periods presented, the following significant instruments are accounted for on a fair value basis:

Natural Gas Contracts

Periodically, we entered into certain forward natural gas contracts, which are accounted for on a mark-to-market basis. We utilize these natural gas contracts as economic hedges for risk management purposes but are not designated as hedging instruments. At December 31, 2020, our natural gas contracts included 7.3 million MMBtu of natural gas, that extended through December 2021, but these contracts were settled during the first quarter of 2021, primarily due to the weather event discussed in Note 8. At December 31, 2022 and 2021, we had no outstanding natural gas contracts.

For 2021, we recognized a gain of $2.7 million (including a realized gain of $1.5 million). For 2020, we recognized a $1.6 million loss (none for 2022), which amount included an unrealized loss of $1.2 million attributed to natural gas contracts still held at the reporting date. The gain is classified as a reduction of cost of sales and the loss is classified as cost of sales.

Financial Instruments

At December 31, 2022 and 2021, we did not have any financial instruments with fair values materially different from their carrying amounts (which excludes issuance costs, if applicable) except for our Senior Secured Notes included in the table below. Fair value of our Senior Secured Notes is classified as a Level 2 fair value measurement. The fair value of financial instruments is not indicative of the overall fair value of our assets and liabilities since financial instruments do not include all assets, including intangibles and all liabilities.

| | 2022 | | 2021 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(In Millions)		
Senior Secured Notes (1)	$ 700	$ 637	$ 500	$ 516

1. Based on a quoted price of 91.00 at December 31, 2022 and 103.25 at December 31, 2021.

10. Stockholders' Equity

2016 Long Term Incentive Plan – During 2016, our Board adopted our 2016 Long Term Incentive Plan, which plan was approved by our shareholders at our annual meeting of shareholders held on June 2, 2016. During 2021, the 2016 Long Term Incentive Plan was amended as approved by our shareholders at our annual meeting of shareholders held on May 14, 2021 (together, the "2016 Plan"). No awards may be granted under the 2016 Plan on and after the tenth anniversary of its effective date.

After the effective date of the 2016 Plan, no further awards can be granted under our 2008 Incentive Stock Plan (the "2008 Plan"). Any awards that remain outstanding under the 2008 Plan will continue to be governed by the respective plan's terms and the terms of the specific award agreement, as applicable.

The maximum aggregate number of shares reserved and available for issuance under the 2016 Plan shall not exceed 5,750,000 shares plus any shares that become available for reissuance under the share counting provisions of the 2008 Plan following the effective date of the 2016 Plan, subject to adjustment (including additional shares relating to the Special Dividend) as permitted under the 2016 Plan. Shares subject to any award that is canceled, forfeited, expires unexercised, settled in cash in lieu of common stock or otherwise terminated without a delivery of shares to a participant will again be available for awards under the 2016 Plan to the extent allowable by law. Under the 2016 Plan, awards may be made to employees, directors and consultants (for services rendered) of LSB or our subsidiaries subject to limitations as defined by the 2016 Plan.

The 2016 Plan is administered by the compensation committee (the "Committee") of our Board. Our Board or the Committee may amend the 2016 Plan, except that if any applicable statute, rule or regulation requires shareholder approval with respect to any amendment of the 2016 Plan, then to the extent so required, shareholder approval will be obtained. Shareholder approval will also be obtained for any amendment that would increase the number of shares stated as available for issuance under the 2016 Plan.

All share information was retroactively adjusted during 2021 to reflect the special dividend as discussed in Note 1.

The following may be granted by the Committee under the 2016 Plan:

Stock Awards, Restricted Stock, Restricted Stock Units, and Other Awards – The Committee may grant awards of restricted stock, restricted stock units, and other stock and cash-based awards, which may include the payment of stock in lieu of cash (including cash payable under other incentive or bonus programs) or the payment of cash (which may or may not be based on the price of our common stock).

Stock Appreciation Rights ("SARs") – The Committee may grant SARs as a right in tandem with the number of shares underlying stock options granted under the 2016 Plan or on a stand-alone basis. SARs are the right to receive payment per share of the SAR exercised in stock or in cash equal to the excess of the share's fair market value, as defined in the 2016 Plan, on the date of exercise over its fair market value on the date the SAR was granted. Exercise of a SAR issued in tandem with stock options will result in the reduction of the number of shares underlying the related stock option to the extent of the SAR exercise.

Stock Options – The Committee may grant either incentive stock options or non-qualified stock options. The Committee sets option exercise prices and terms, except that the exercise price of a stock option may be no less than 100% of the fair market value, as defined in the 2016 Plan, of the shares on the date of grant. At the time of grant, the Committee will have sole discretion in determining when stock options are exercisable and when they expire, except that the term of a stock option cannot exceed 10 years subject to certain conditions.

Stock Incentive Plans - The following information relates to our long-term incentive plans:

	December 31, 2022	
	2016 Plan	**2008 Plan**
Maximum number of securities for issuance	5,750,000	
Number of awards available to be granted (1)	2,425,376	
Number of unvested restricted stock/performance-based restricted stock/restricted stock units outstanding	1,443,502	—
Number of options outstanding	—	13,000
Number of options exercisable	—	13,000

.

(1)   Includes 2008 and 2016 Plan shares canceled, forfeited, expired unexercised, which became available for reissuance under the 2016 Plan.

Restricted Stock and Restricted Stock Units – During the three years presented below, the Committee approved various grants under the 2016 Plan of shares of restricted stock and restricted stock units to certain executives and employees. The fair value of these grants are based on the closing price of our common stock on the day preceding the grant date. These shares have vesting provisions including vesting at the end of each one-year period at the rate of one-third per year for three years, vesting 100% at the end of three years, and vesting 100% at the end of one year. The unvested restricted shares and restricted stock units carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting. Pursuant to the terms of the underlying agreements, unvested shares and units will immediately vest upon the occurrence of a change in control (as defined by the agreement), termination without cause or death.

During 2022, the Committee approved the grant of time-based restricted stock units ("RSU") and performance-based restricted stock units ("PBRSU") to certain executives and employees under our 2016 Plan. A portion of the time-based restricted stock unit shares will vest at the end of each one-year period at the rate of one-third per year for three years and a portion will vest 100% at the end of three years. The PBRSUs will vest on the third anniversary of the grant date subject to the achievement of certain performance metrics established by the Board as set out in the grant. Upon the third anniversary the grants may be modified in a range between 0% and 200% based upon achievement of the performance goals. The unvested restricted units carry dividend and voting rights contingent upon the vesting and lapsing of restriction. Sales of these units are restricted prior to the date of vesting. Pursuant to the terms of the underlying agreements, unvested restricted units may immediately vest upon the occurrence of a change in control (as defined by agreement), termination without cause or death.

During 2021, the Committee approved the grant of shares of restricted stock and performance-based restricted stock ("PBRS") to certain executives and the grant of shares of restricted stock units to certain employees. Pursuant to the terms of the performance-based awards outstanding as of the change of control event associated with the exchange of the Series E and Series F Redeemable Preferred discussed in Note 1, additional shares of restricted stock were issued including the satisfaction of certain performance conditions above the target performance level. Also, such restricted stock subsequent to the change of control event, are now subject only to the time-based vesting conditions set forth in the applicable award agreement and the 2016 Plan. The shares discussed above are reflected in the 2021 information below.

During the three years presented below, the Committee approved the grant of shares of RSU to our non-employee directors for payment of a portion of their director fees under the 2016 Plan. Each RSU represents a right to receive one share of our common stock following the grant date and are non-forfeitable. Vesting occurs upon the earliest to occur: (i) the director's separation from service, (ii) the first anniversary of the grant date, or (iii) the occurrence of a change of control, as defined by the agreement. Based on terms of the RSU agreements, the grant date fair value was recognized as stock-based compensation expense (SG&A) on the grant date in each respective year. Pursuant to the terms of these RSU awards all of these RSU awards outstanding during 2021 immediately vested as a result of the change of control event associated with the exchange of the Series E and Series F Redeemable Preferred discussed in Note 1.

A summary of restricted stock activity during 2022 is presented below:

	Restricted Stock		Performance-Based Restricted Stock		Restricted Stock Units		Performance Based Restricted Stock Units	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Unvested outstanding beginning of year	948,979	$ 2.78	742,264	$ 2.67	209,743	$ 5.04	—	$ —
Granted	—	$ —	—	$ —	264,800	$ 13.15	161,922	$ 13.22
Vested	(402,485)	$ 3.74	(429,625)	$ 2.65	—	$ —	—	$ —
Cancelled or forfeited	—	$ —	—	$ —	(52,096)	$ 6.73	—	$ —
Unvested outstanding end of year	546,494	$ 2.72	312,639	$ 2.71	422,447	$ 10.50	161,922	$ 10.40

	Restricted Stock					
	2022 [1]		2021		2020	
Shares of restricted stock granted	—		799,500		40,479	
Total fair value of restricted stock granted	$	—	$	2,183,000	$	87,000
Weighted-average fair value per restricted stock granted during year	$	—	$	3.55	$	2.15
Stock-based compensation expense - Cost of sales	$	95,000	$	107,000	$	62,000
Stock-based compensation expense - SG&A	$	1,047,000	$	1,645,000	$	1,078,000
Income tax benefit	$	(269,000)	$	(430,000)	$	(279,000)
Total weighted-average remaining vesting period in years	0.98		1.84		1.61	
Total fair value of restricted stock vested during the year	$	4,394,000	$	2,729,000	$	578,000

	Performance-Based Restricted Stock					
	2022 [1]		2021 [2]		2020 [2]	
Shares of PBRS granted	—		675,532		398,134	
Total fair value of PBRS granted	$	—	$	2,480,000	$	980,000
Weighted-average fair value per PBRS granted during year	$	—	$	3.09	$	2.46
Stock-based compensation expense - Cost of sales	$	70,000	$	103,000	$	-
Stock-based compensation expense - SG&A	$	670,000	$	2,938,000	$	218,000
Income tax benefit	$	(174,000)	$	(747,000)	$	(53,000)
Total weighted-average remaining vesting period in years	0.91		1.56		1.57	
Total fair value of PBRS vested during the year	$	4,976,000	$	6,671,000	$	—

	Restricted Stock Units					
	2022		2021		2020	
Shares of RSU granted	264,800		327,188		301,361	
Total fair value of RSU granted	$	3,482,000	$	1,653,000	$	255,000
Weighted-average fair value per RSU granted during year	$	13.15	$	5.05	$	0.85
Stock-based compensation expense - Cost of sales	$	297,000	$	161,000	$	-
Stock-based compensation expense - SG&A	$	1,229,000	$	562,000	$	255,000
Income tax benefit	$	(359,000)	$	(178,000)	$	(63,000)
Total weighted-average remaining vesting period in years	1.71		2.42		0.48	
Total fair value of RSU vested during the year	$	—	$	2,209,000	$	16,000

(1) We did not grant any restricted stock or performance based restricted stock awards during 2022.

(2) Upon the change of control event associated with the exchange of the Series E and Series F Redeemable Preferred discussed in Note 1, during 2021 such PBRS are subject only to the time-based vesting conditions set forth in the applicable award agreement and the 2016 Plan.

	Performance-Based Restricted Stock Units 2022	
Shares of PBRSU granted	161,922	
Total fair value of PBRSU granted	$	2,141,000
Weighted-average fair value per PBRSU granted during year	$	13.22
Stock-based compensation expense - Cost of sales	$	50,000
Stock-based compensation expense - SG&A	$	567,000
Income tax benefit	$	(145,000)
Total weighted-average remaining vesting period in years	1.99	
Total fair value of PBRSU vested during the year	$	—

The PBRSU grants are tied to the total stockholder return of the fair market value of our common stock ("TSR") and fixed costs per ton of ammonia ("FC") measured annually over a three-year period. The TSR and FC goals utilize annual target share amounts based on 1/3 of the total target award for each grant. The annual goals include payout factors for both the TSR and FC goals. The payout factors are based on the actual results. The payout factors include a minimum threshold (if not met, no shares will be banked for that specific goal) and a maximum ceiling for each of the three year periods within the grant. As a result, the number of shares earned annually could be lower or higher than the annual target PRBSU shares. The annual goals are independently earned and are not affected by the performance goals attained in the other periods. Banked shares are used in the final calculation to determine the vested shares. These awards granted require the grantee to be continuously employed through the end of the term for vesting purposes.

The estimated fair value of the FC is based on the closing price of our common stock on the day preceding the grant date. We estimate the fair value of each PBRSU TSR on the date of grant using a Monte Carlo simulation with the following assumptions:

- the closing stock price on the day preceding the grant,
- the prediction time horizon, the vesting term of the grant,
- the three-year Treasury yield curve rate on the grant date,
- the standard deviation of historical daily returns for the length of the vesting term of the grant.

Stock Options – No stock options have been granted under the 2016 Plan during the three years presented below. As it relates to stock options granted under the 2008 plan, the exercise price of the outstanding options granted were equal to the market value of our common stock at the date of grant and vested at the end of each one-year period at the rate of 16.5% per year for the first five years and the remaining unvested options vested at the end of the sixth year. The fair value for of the stock options granted under the 2008 Plan were estimated, using an option pricing model, as of the date of the grant, which date was also the service inception date.

A summary of stock option activity in 2022 is presented below:

	2022	
	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	13,000	$ 25.66
Granted	—	$ —
Exercised	—	$ —
Forfeited or expired	—	$ —
Outstanding at end of year	13,000	$ 25.66
Exercisable at end of year	13,000	$ 25.66

	2022	2021	2020
Stock-based compensation expense - Cost of sales	$ —	$ —	$ 106,000
Stock-based compensation expense - SG&A	$ —	$ —	$ 42,000
Income tax benefit	$ —	$ —	$ (36,000)
Total intrinsic value of options exercised during the year	$ —	$ —	$ —
Total fair value of options vested during the year	$ —	$ —	$ —
Total intrinsic value of options outstanding at end of year	$ —	$ —	$ —
Total intrinsic value of options exercisable at end of year	$ —	$ —	$ —
Total weighted-average remaining vesting period in years	—	—	—
Total weighted-average remaining contractual life period in years (options outstanding)	**1.92**	2.92	2.64
Total weighted-average remaining contractual life period in years (options exercisable)	**1.92**	2.92	2.64

Stock-based Compensation Expense Not Yet Recognized – At December 31, 2022, the total stock-based compensation expense not yet recognized is $4,819,000, relating to all forms of non-vested equity awards, which we will be amortizing (subject to adjustments for actual forfeitures) through the respective remaining vesting periods through November 2025.

Reserved Shares of Common Stock – As of December 31, 2022, we have reserved 0.6 million shares of common stock issuable upon vesting of equity awards pursuant to their respective terms.

NOL Rights Agreement - On July 6, 2020, we entered into the Section 382 Rights Agreement (the "NOL Rights Agreement"), dated as of July 6, 2020, between LSB and Computershare Trust Company, N.A., as rights agent. During 2021, the NOL Rights Agreement was ratified by our shareholders at our annual meeting of shareholders held on May 14, 2021. The NOL Rights Agreement remains in effect as of December 31, 2022.

The purpose of the NOL Rights Agreement is to facilitate our ability to preserve our NOLs and other tax attributes in order to be able to offset potential future income taxes for federal income tax purposes. Our ability to use these NOLs and other tax attributes would be substantially limited if we experience an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). A company generally experiences an ownership change if the percentage of the value of its stock owned by certain 5% shareholders, as defined in Section 382 of the Code, increases by more than 50% points over a rolling three-year period. The NOL Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person (as defined in the NOL Rights Agreement) or group of affiliated or associated persons ("Group") from acquiring beneficial ownership of 4.9% or more of our outstanding common shares.

The rights issued under the NOL Rights Agreement will expire on the earliest to occur of (i) the close of business on the day following the certification of the voting results of our 2021 annual meeting of stockholders, or other duly held stockholders' meeting, (ii) the date on which our Board determines in its sole discretion that (x) the NOL Rights Agreement is no longer necessary for the preservation of material valuable NOLs or tax attributes or (y) the NOLs and tax attributes have been fully utilized and may no longer be carried forward and (iii) the close of business on July 6, 2023.

Our Board may, in its discretion, determine that a person, entity or a certain transaction is exempt from the operation of the NOL Rights Agreement or amend the terms of the rights.

This summary description of the NOL Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement filed as an exhibit to our Current Report on Form 8-K filed on July 6, 2020.

11. Preferred Stock

At December 31, 2022, we are authorized to issue an additional 250,000 shares of $100 par value preferred stock and an additional 5,000,000 shares of no-par value preferred stock. Upon issuance, our Board will determine the specific terms and conditions of such preferred stock.

12. Employee Savings and Stock Purchase Plans, Collective Bargaining Agreements and Executive Benefit Agreement

We were party to a death benefit agreement ("2005 Agreement") with Jack E. Golsen ("J. Golsen"), who retired effective December 31, 2017.

The 2005 Agreement provided that, upon J. Golsen's death, we would pay to the designated beneficiary, a lump-sum payment of $2.5 million. J. Golsen passed away in April 2022. Further, we maintained and owned a life insurance policy with a face value of $3.0 million for which we were the beneficiary. The policy did not have any cash surrender value, premium payments were current, and the policy was in force at the time of J. Golsen's death. We received the settlement payment of $3.0 million and paid the death benefit of $2.5 million in July 2022. We have recorded $3.0 million in a settlement of life insurance presented within non-operating other expense (income), net within our consolidated statements of operations for the twelve months ended December 31, 2022. The settlement of life insurance is included in our consolidated statement of cash flows in "Other" investing activities.

The following table includes information about this agreement:

	December 31,	
	2022	**2021**
	(In Thousands)	
Total undiscounted death benefit	$ —	$ 2,500
Total accrued death benefit	$ —	$ 2,514

To assist us in funding the 2005 Agreement and for other business reasons, we purchased life insurance policies on various individuals in which we are the beneficiary. Some of these life insurance policies have cash surrender values that we have borrowed against. The net cash surrender values of these policies are included in other assets.

The following table summarizes certain information about these life insurance policies.

	December 31,			
	2022		**2021**	
	(In Thousands)			
Total face value of life insurance policies	$	**1,500**	$	4,500
Total cash surrender values of life insurance policies	$	**1,936**	$	1,863
Loans on cash surrender values		**(1,642)**		(1,642)
Net cash surrender values	$	**294**	$	221

	2022		**2021**		**2020**	
			(In Thousands)			
Cost of life insurance premiums	$	**54**	$	215	$	215
Increase in cash surrender values		**(73)**		(69)		(69)
Net cost of life insurance premiums included in SG&A	$	**(19)**	$	146	$	146

Employee Savings Plans - We sponsor a savings plan under Section 401(k) of the Internal Revenue Code under which participation is available to substantially all full-time employees. We match 50% of an employee's contribution, up to 8% which was increased during 2022 from 6%, for substantially all full-time employees. For 2022, 2021 and 2020, the amounts contributed to this plan were approximately $1.3 million, $1.0 million, and $1.0 million respectively.

Employee Stock Purchase Plan - During 2022 our Board adopted our 2022 Employee Stock Purchase Plan ("ESPP"), which plan was approved by our shareholders at our annual meeting of shareholders held May 12, 2022. The ESPP is administered by the compensation committee of the Board. The maximum number of shares reserved and available for issuance under the ESPP shall not exceed 4,500,000 shares. Eligibility in the ESPP is limited to our employees and employees of our subsidiaries who have been continuously employed for a period of at least 30 days as of the first day of an offering and satisfy other requirements set forth in the ESPP. The ESPP offering period under the ESPP will be 6 months in duration and commence on the first business day of January and July of each year. ESPP participants may elect to authorize payroll deductions between 1 to 10 percent of eligible compensation each payroll period. Participants may purchase a maximum of 4,500 shares with respect to any offering period. The ESPP limits purchases not to exceed $25,000 in fair market value for each calendar year during which any option granted to the participant is outstanding. The purchase price of each share will be 90 percent of the closing price of a share of our common stock on the exercise date. Shares purchased by the participant are issued from our treasury stock. During 2022, we had one offering and approximately 9,000 shares were issued from our treasury stock to participants at a closing price of $13.30.

Collective Bargaining Agreements - As of December 31, 2022, we employed 571 persons, 180 whom are represented by unions under collective bargaining agreements. We have three 3-year union contracts which were successfully ratified in 2022.

13. Related Party Transactions

As discussed in Note 1, as the result of the stockholders' approval, the Series E and Series F Redeemable Preferred exchange transaction was consummated during 2021. Pursuant to the terms of the exchange agreement, an affiliate of Eldridge exchanged all of the shares of the Series E and Series F Redeemable Preferred for approximately 49.1 million shares of our common stock.

At December 31, 2022 SBT Investors and LSB Funding, each of which is an affiliate of Eldridge beneficially own, in the aggregate, 19.9 million shares of our outstanding common stock, or approximately 26% of our outstanding common stock.

As discussed in Note 1, our Board declared the Special Dividend that was paid through the issuance of approximately 9.1 million shares of common stock in 2021, which amount included approximately 1.2 million shares to LSB Funding and approximately 0.7 million shares to certain of the Golsen Holders. In addition, pursuant to the anti-dilution terms of the Series B and Series D Preferred, which shares were held by certain of the Golsen Holders, the conversion ratio of the 12% Cumulative, Convertible Preferred Stock, par value $100 ("Series B Preferred") increased to 43.3333 to 1 from 33.3333 to 1 and Series D 6% Cumulative, Convertible Class C Preferred Stock, no par value ("Series D Preferred") increased to 0.325 to 1 from 0.25 to 1.

Following the exchange transaction in 2021, certain of the Golsen Holders who held all of the outstanding shares of Series B Preferred and Series D Preferred provided notice to convert all of their shares of Series B Preferred and Series D Preferred into approximately 1.2

million shares of our common stock, pursuant to the terms of these securities. Pursuant to the terms of these securities, our Board declared and we paid the accumulated dividends totaling approximately $1.9 million on the Series B and Series D Preferred. As a result, no shares of the Series B Preferred and Series D Preferred remain outstanding at December 31, 2021.

As of December 31, 2022, we have two separate outstanding financing arrangements by an affiliate of Eldridge as discussed in footnotes (C) and (D) of Note 6. In addition, an affiliate of LSB Funding held $50 million of our Old Notes, which Old Notes were redeemed with the proceeds from the New Notes as discussed in footnote (B) of Note 6. An affiliate of Eldridge holds $30 million of the New Notes.

During 2022, we exhausted our stock repurchase authorization, including by repurchasing 9.0 million shares at an average cost of $12.58 per share in connection with a public offerings by LSB Funding and SBT Investors, each of which is an affiliate of Eldridge.

Pursuant to the terms of the Board Representation and Standstill Agreement, as amended, our Board includes two directors that are employees of affiliates of LSB Funding and SBT Investors. During 2022, 2021 and 2020, we incurred director fees associated with these directors totaling approximately $0.3 million for each respective year.

During 2022, 2021 and 2020, we incurred director fees associated with Barry H. Golsen totaling approximately $0.1 million for each respective year.

As the result of Jack E. Golsen ("J. Golsen") informing the Board of his election to retire as Executive Chairman effective December 31, 2017, we determined not to extend the employment agreement with J. Golsen beyond its then current term that expired on December 31, 2017 (the "Retirement Date") and, in accordance with the terms his employment agreement, delivered a notice of non-renewal to J. Golsen. Following the Retirement Date, J. Golsen served as Chairman Emeritus of our Board.

In 2017, we entered into a transition agreement (the "Transition Agreement") with J. Golsen that commenced on January 1, 2018 and ends upon the earlier of his death or a change in control as defined in the agreement. During the term, J. Golsen received an annual cash retainer of $480,000 and an additional monthly amount of $4,400 to cover certain expenses. In accordance with the terms of the Transition Agreement, we also reimburse J. Golsen for his cost of certain medical insurance coverage until his death. J. Golsen passed away in April 2022.

We were party to a death benefit agreement ("2005 Agreement") with J. Golsen. See discussion in Note 12-Employee Savings and Stock Purchase Plans, Collective Bargaining Agreements and Executive Benefit Agreement.

14. Supplemental Cash Flow Information

The following provides additional information relating to cash flow activities:

	2022		2021		2020
			(In Thousands)		
Cash payments (refunds) for:					
Interest on long-term debt and other, net of capitalized interest	$ 41,956	$	43,583	$	45,730
Income taxes, net	$ 1,508	$	(182)	$	(312)
Noncash investing and financing activities:					
Supplies, other assets and accounts payable and accrued liabilities associated with additions of property, plant and equipment	$ 28,394	$	17,649	$	16,286
Loss on extinguishment of debt	$ 113	$	—	$	—
Series E and Series F Redeemable Preferred and related dividends, accretion, and embedded derivative exchanged for common stock, net of related costs in accounts payable	$ —	$	306,690	$	37,208
Gain on extinguishment of PPP loan	$ —	$	10,000	$	—
Series B and Series D preferred converted into common stock	$ —	$	3,000	$	—

15. Net Sales

Disaggregated Net Sales

As discussed in Note 1, we primarily derive our revenues from the sales of various chemical products. The following table presents our net sales disaggregated by our principal markets, which disaggregation is consistent with other financial information utilized or provided outside of our consolidated financial statements:

	2022	2021	2020
		(In Thousands)	
Net sales:			
AN & Nitric Acid	$ 315,679	$ 228,754	$ 150,902
Urea ammonium nitrate (UAN)	239,463	123,840	75,031
Ammonia	284,005	155,159	84,222
Other	62,564	48,486	41,161
Total net sales	$ 901,711	$ 556,239	$ 351,316

Other Information

Although most of our contracts have an original expected duration of one year or less, for our contracts with a duration greater than one year at contract inception, the average remaining expected duration was approximately 29 months at December 31, 2022.

Liabilities associated with contracts with customers (contract liabilities) primarily relate to deferred revenue and customer deposits associated with cash payments received in advance from customers for volume shortfall charges and product shipments. We had approximately $2.0 million and $1.6 million of contract liabilities as of December 31, 2022 and 2021, respectively. During 2022 and 2021, revenues of $1.5 million and $2.5 million, respectively were recognized and included in the balance at the beginning of the period.

At December 31, 2022, we have remaining performance obligations with certain customer contracts, excluding contracts with original durations of less than one year and contracts with variable consideration for which we have elected the practical expedient for consideration recognized in revenue as invoiced. The remaining performance obligations total approximately $100 million, of which approximately 63% of this amount relates to 2023 through 2025, approximately 24% relates to 2026 through 2027, with the remainder thereafter.

16. Leases

Information related to our leases are presented below:

		2022		2021		2020
			(Dollars In Thousands)			
Components of lease expense:						
Operating lease cost	$	10,692	$	9,998	$	7,611
Short-term lease cost		3,634		2,243		4,372
Other cost (1)		275		157		75
Total lease cost	$	14,601	$	12,398	$	12,058
Supplemental cash flow information related to leases:						
Operating cash flows from operating leases	$	10,552	$	10,290	$	7,782
Operating cash flows from finance leases		56		33		15
Financing cash flows from finance leases		168		92		45
Cash paid for amounts included in the measurement of lease liabilities	$	10,776	$	10,415	$	7,842
Right-of-use assets obtained in exchange for new operating lease liabilities	$	4,347	$	9,549	$	17,064
Right-of-use assets obtained in exchange for new finance lease liabilities	$	932	$	—	$	318
Other lease-related information:						
Weighted-average remaining lease term - operating leases (in years)		3.3		4.0		4.3
Weighted-average remaining lease term - finance leases (in years)		4.9		3.2		4.1
Weighted-average discount rate - operating leases		8.25%		8.44%		8.26%
Weighted-average discount rate - finance leases		7.54%		8.69%		8.65%

(1) Includes variable and finance lease costs.

At December 31, 2022, future minimum lease payments due under ASC 842 are summarized by fiscal year in the table below:

		Operating Leases		Finance Leases
		(In thousands)		
2023	$	8,771	$	299
2024		7,780		275
2025		4,192		318
2026		2,650		196
2027		1,692		137
Thereafter		353		132
Total lease payments		25,438		1,357
Less imputed interest		(3,283)		(219)
Present value of lease liabilities	$	22,155	$	1,138

As of December 31, 2022, we have executed operating leases with lease terms greater than one year, totaling approximately $0.9 million which have not yet commenced.

LSB Industries, Inc.
Supplementary Information
Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for 2022 and 2021 are as follows.

	Three months ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Amounts)			
2022				
Net sales	$ 198,981	$ 284,803	$ 184,273	$ 233,654
Gross profit (1)	$ 90,730	$ 142,924	$ 22,129	$ 92,584
Net income (1) (2)	$ 58,766	$ 103,399	$ 2,312	$ 65,870
Net income attributable to common stockholders	$ 58,766	$ 103,399	$ 2,312	$ 65,870
Basic income per common share	$ 0.66	$ 1.17	$ 0.03	$ 0.84
Diluted income per common share	$ 0.65	$ 1.15	$ 0.03	$ 0.83
2021				
Net sales	$ 98,116	$ 140,696	$ 127,199	$ 190,228
Gross profit (1)	$ 8,060	$ 35,008	$ 17,447	$ 78,464
Net income (loss) (1) (2)	$ (13,279)	$ 23,670	$ (8,928)	$ 42,082
Net income (loss) attributable to common stockholders (A)	$ (23,376)	$ 12,646	$ (251,504)	$ 42,009
Basic income (loss) per common share	$ (0.63)	$ 0.34	$ (6.39)	$ 0.49
Diluted income (loss) per common share	$ (0.63)	$ 0.32	$ (6.39)	$ 0.47

(A) See Note 1 concerning a deemed dividend associated with an exchange transaction and special dividend, which was consummated during the third quarter of 2021.

LSB Industries, Inc.
Supplementary Financial Data
Quarterly Financial Data (Unaudited)

(1) The following income (expense) items impacted gross profit (loss) and net income (loss):

	Three months ended			
	March 31	**June 30**	**September 30**	**December 31**
	(In Thousands)			
Turnaround expense: (A)				
2022	$ (2,531)	$ (3,295)	$ (19,238)	$ (4,171)
2021	$ (140)	$ (707)	$ (7,976)	$ (1,130)
Gain (loss) on natural gas forward contracts				
2021	$ 2,706	$ —	$ —	$ —
Compensation expense due to CoC event				
2021	$ —	$ —	$ (1,221)	$ —

(2) The following income (expense) items impacted net income (loss):

	March 31	June 30	September 30	December 31
Legal fees associated with Leidos matter				
2022	$ (342)	$ (270)	$ (302)	$ (200)
2021	$ (886)	$ (441)	$ (271)	$ (296)
Compensation expense due to CoC event				
2021	$ —	$ —	$ (3,786)	$ —
Gain (loss) on extinguishments of debt				
2022	$ (113)	$ —	$ —	$ —
2021	$ —	$ 10,000	$ —	$ (20,259)
Interest expense associated with Global judgment				
2022	$ (79)	$ (79)	$ (80)	$ (80)
2021	$ (78)	$ (79)	$ (80)	$ (80)
Gain (loss) associated with embedded derivative				
2021	$ (436)	$ (716)	$ (1,106)	$ —
Benefit (provision) for income taxes				
2022	$ (11,115)	$ (20,382)	$ (780)	$ (6,897)
2021	$ (42)	$ 248	$ (19)	$ 4,369

(A) Turnaround expenses do not include the impact on operating results relating to lost absorption or reduced margins due to the associated plants being shut down.

LSB Industries, Inc.

Schedule II - Valuation and Qualifying Accounts

Years ended December 31, 2022, 2021, and 2020

(In Thousands)

Description (1)	Balance at Beginning of Year		Additions- Charges to (Recovery of) Costs and Expenses		Deductions- Write- offs/Costs Incurred		Balance at End of Year	
Accounts receivable - allowance for doubtful accounts:								
2022	$	474	$	485	$	260	$	699
2021	$	378	$	96	$	—	$	474
2020	$	261	$	141	$	24	$	378
Deferred tax assets - valuation allowance:								
2022	$	46,968	$	(28,268)	$	3,784	$	14,916
2021	$	64,655	$	(17,687)	$	—	$	46,968
2020	$	51,589	$	13,471	$	405	$	64,655

(1)   Reduction in the consolidated balance sheet from the related assets to which the reserve applies.

Other valuation and qualifying accounts are detailed in our notes to consolidated financial statements.



PERFORMANCE GRAPH & PEER GROUP LIST

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Stock Performance Graph



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2022

		2017	2018	2019	2020	2021	2022
LSB Industries, Inc.	Return %		-36.99	-23.91	-19.29	323.75	20.35
	Cum $	100.00	63.01	47.95	38.70	163.98	197.35
NYSE Composite Index	Return %		-8.79	25.74	6.99	20.68	-9.35
	Cum $	100.00	91.21	114.69	122.70	148.07	134.22
New Peer Group	Return %		-9.13	16.89	18.66	27.30	-14.08
	Cum $	100.00	90.87	106.22	126.04	160.44	137.86
New Peer Group + LSB Industries, Inc.	Return %		-9.76	16.23	18.28	29.36	-12.26
	Cum $	100.00	90.24	104.88	124.05	160.46	140.78
Old Peer Group	Return %		-9.62	15.19	17.22	27.02	-14.50
	Cum $	100.00	90.38	104.10	122.03	155.01	132.54
OLD Peer Group + LSB Industries, Inc.	Return %		-10.20	14.59	16.87	29.01	-12.73
	Cum $	100.00	89.80	102.90	120.26	155.14	135.39

2022 (New) Peer Group		**2021 (Old) Peer Group**	
Company Name	Ticker	Company Name	Ticker
Quaker Chemical Corporation	KWR	Quaker Chemical Corporation	KWR
United States Lime & Minerals, Inc.	USLM	United States Lime & Minerals, Inc.	USLM
CVR Partners, LP	UAN	Ascent Industries Co. (Synalloy Corporation)	ACNT (SYNL)
Balchem Corporation	BCPC	CVR Partners, LP	UAN
American Vanguard Corporation	AVD	Trecora Resources	TREC
AdvanSix Inc.	ASIX	Balchem Corporation	BCPC
CSW Industrials, Inc.	CSWI	American Vanguard Corporation	AVD
Chase Corporation	CCF	AdvanSix Inc.	ASIX
Flotek Industries, Inc.	FTK	CSW Industrials, Inc.	CSWI
Hawkins, Inc.	HWKN	Chase Corporation	CCF
Haynes International, Inc.	HAYN	Flotek Industries, Inc.	FTK
Intrepid Potash, Inc.	IPI	Hawkins, Inc.	HWKN
		Haynes International, Inc.	HAYN
		Intrepid Potash, Inc.	IPI
		Lifecore Biomedical (Landec Corporation)	LFCR (LNDC)

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LSB DIRECTORS

Mark T. Behrman
President and Chief Executive Officer

Jonathan S. Bobb
Director, Eldridge Industries

Barry H. Golsen
GOL Capital, LLC
Former President and CEO LSB Industries, Inc.

Kanna Kitamura
Senior Director and Head of Human Resources,
Eldridge Industries

Steven L. Packebush
Founder and Principal,
Elevar Partners LLC
Former President Koch Ag & Energy Solutions

Diana M. Peninger
CEO, Geneva Lake Partners LLC
Former Vice President,
Celanese Corp.

Richard W. Roedel
Chairman of the Board
Retired Chairman and CEO
BDO Seidman, LLP

Richard S. Sanders, Jr.
President, Circle S Consulting, Inc.
Former Vice President of Manufacturing,
Terra Industries, Inc.

Lynn F. White
Founder and Managing Director,
Twemlow Group, LLC

LSB EXECUTIVE OFFICERS

Mark T. Behrman
President and Chief Executive Officer

Cheryl A. Maguire
Executive Vice President and Chief Financial Officer

Michael J. Foster
Executive Vice President, General Counsel, and Secretary

John P. Burns
Executive Vice President, Manufacturing

Damien Renwick
Executive Vice President and Chief Commercial Officer

HEADQUARTERS

LSB Industries, Inc.
3503 NW 63rd Street, Suite 500,
Oklahoma City, OK 73116
Tel: (405) 235-4546
Fax: (405) 235-5067
Email: info@lsbindustries.com

INVESTOR RELATIONS

Fred Buonocore, CFA
Vice President of Investor Relations
Tel: (405) 510-3550
Email: fbuonocore@lsbindustries.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Oklahoma City, OK

TRANSFER AGENT & REGISTRAR

Computershare Trust Company, N.A.
462 S. 4th Street, Suite 1600
Louisville, KY 40202
Tel: (800) 884-4225 (US & Canada)
(781) 575-2879 (outside US & Canada)

WEBSITE

www.lsbindustries.com

Visit our website for details about our plants, products, operations and policies.

SECURITY LISTING

Common Stock listed on the New York Stock Exchange, NYSE Ticker Symbol: LXU



3503 NW 63rd Street, Suite 500,
Oklahoma City, OK 73116
(405) 235-4546
www.lsbindustries.com